  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 1996

                                                 REGISTRATION NO. 333-5341
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- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              VAIL RESORTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              51-0291762
     (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                              VAIL RESORTS, INC.
                              137 BENCHMARK ROAD
                             AVON, COLORADO 81620
                                (970) 476-5601
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             JAMES S. MANDEL, ESQ.
                              VAIL RESORTS, INC.
                               POST OFFICE BOX 7
                             VAIL, COLORADO 81658
                                (970) 476-5601
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
 JAMES J. CLARK, ESQ.     NORMAN BROWNSTEIN, ESQ.       HOWARD A. SOBEL, ESQ.
   CAHILL GORDON &        BROWNSTEIN HYATT FARBER      KRAMER, LEVIN, NAFTALIS
       REINDEL               & STRICKLAND, P.C.               & FRANKEL
    80 PINE STREET        410 SEVENTEENTH STREET,       919 THIRD AVENUE, 39TH
  NEW YORK, NY 10005             22ND FLOOR                     FLOOR
    (212) 701-3000         DENVER, CO 80202-4437       NEW YORK, NY 10022-3903
                               (303) 534-6335               (212) 715-9100

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]
  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
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- -------------------------------------------------------------------------------

                                              PROPOSED MAXIMUM
            TITLE OF EACH CLASS              AGGREGATE OFFERING    AMOUNT OF
       OF SECURITIES TO BE REGISTERED             PRICE(1)      REGISTRATION FEE
- --------------------------------------------------------------------------------
Common Stock, $.01 par value...............     $200,000,000       $68,966(2)

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)Of this amount, $51,274 was previously paid.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten public offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent underwritten public offering outside the United States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front and back cover pages. The form of U.S. Prospectus is included herein and is followed by the alternative pages to be used in the International Prospectus. Each of the alternate pages for the International Prospectus included herein is labeled "International Prospectus--Alternate Pages." Final forms of each Prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) under the Securities Act of 1933.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 1996

PROSPECTUS

                                       SHARES



             [LOGO]            VAIL RESORTS, INC.

                                  COMMON STOCK

  Of the     shares of Common Stock, $.01 par value per share (the "Common
Stock"), offered hereby, shares will be sold by Vail Resorts, Inc. (the "Company") and shares will be sold by certain Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  A total of     shares (the "U.S. Shares") are being offered in the United
States and Canada (the "U.S. Offering") by the U.S. Underwriters, and shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the Managers. The initial public offering price and the underwriting discounts and commissions are identical for both the U.S. Offering and the International Offering (collectively, the "Offerings").

  The outstanding capital stock of the Company consists of the Common Stock and the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"). The Common Stock and the Class A Common Stock are substantially identical, except that holders of the Class A Common Stock elect a class of directors that constitutes two-thirds of the Board of Directors and holders of the Common Stock elect a class of directors that constitutes one-third of the Board of Directors. See "Description of Capital Stock."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be
between $    and $    per share. See "Underwriting" for a discussion of the
factors considered in determining the initial public offering price. Up to
of the shares will be reserved for sale to approximately     persons who are
directors, officers or employees of, or are otherwise associated with, the Company. See "Underwriting."

  The Common Stock has been approved for listing, subject to official notice of issuance, on The New York Stock Exchange under the symbol "MTN."

  SEE "RISK FACTORS" BEGINNING ON PAGE 15 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

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- --------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                                         DISCOUNTS AND  PROCEEDS TO   SELLING
                         PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share..............       $               $            $            $
- --------------------------------------------------------------------------------
Total(3)...............       $              $             $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the U.S.
    Underwriters and the Managers.

(2) Before deducting expenses related to the Offerings estimated at $   , all
    of which will be paid by the Company.
(3) The Selling Stockholders have granted to the U.S. Underwriters and the
    Managers 30-day options to purchase in the aggregate up to     additional
    shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling Stockholders will be
    $   , $    and $   , respectively. See "Underwriting."

                                  -----------

  The U.S. Shares are offered by the several U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The U.S. Underwriters reserve the right to withdraw, cancel or modify the U.S. Offering and to reject orders in whole or in part. It is expected that delivery
of the U.S. Shares will be made against payment therefor on or about     ,
1996, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                                  -----------

BEAR, STEARNS & CO. INC.

        FURMAN SELZ LLC

                GOLDMAN, SACHS & CO.

                        SALOMON BROTHERS INC

                                 SCHRODER WERTHEIM & CO.

                                                         SMITH BARNEY INC.

                                       , 1996

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof as well as such reports and other information filed by the Company, which may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed rates. The Commission also maintains a Web site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock will be listed on The New York Stock Exchange, and such reports, proxy statements, and other information can also be inspected and copied at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents heretofore filed by the Company (formerly named Gillett Holdings, Inc.) with the Commission (File No. 1-9614) pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

    1. The Company's Annual Report on Form 10-K for the year ended September 30, 1995;

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1995, March 31, 1996 and June 30, 1996;

    3. The Company's Registration Statement on Form 8-A dated July 3, 1996;
  and

    4. The Company's Current Report on Form 8-K dated July 23, 1996.

  The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described herein (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into the information incorporated into this Prospectus). Requests for such copies should be directed to James S. Mandel, Esq., Senior Vice President and General Counsel, Vail Resorts, Inc., Post Office Box 7, Vail, Colorado 81658, (970) 476-5601.

  The Company's mailing address is Post Office Box 7, Vail, Colorado 81658 and its executive offices are located at 137 Benchmark Road, Avon, Colorado 81620. Its telephone number is (970) 476-5601.

                               ----------------

  IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in, or incorporated by reference into, this Prospectus. Except where otherwise indicated, the information in this Prospectus (i) assumes that the over-allotment options granted to the U.S. Underwriters and the Managers will not be
exercised and (ii) gives effect to a     for 1 stock split with respect to the
Common Stock and Class A Common Stock that will be effected prior to the consummation of the Offerings. Unless the context otherwise requires, the term "Company" refers to (a) Vail Resorts, Inc. (formerly known as Gillett Holdings, Inc., "Vail Resorts") and its subsidiaries, as such entities exist prior to the consummation of the Acquisition (as hereinafter defined) and shall not include the Acquired Resorts (as hereinafter defined) when used with respect to historical information contained herein or (b) Vail Resorts and its subsidiaries, including the Acquired Resorts, as such entities will exist upon consummation of the Acquisition, when used with respect to information about events occurring upon completion of or after the Acquisition or when giving pro forma effect thereto, "fiscal" in connection with a year shall mean the 12 months ended September 30, "ski season" shall mean the period from the opening of any of the Company's mountains for skiing to the closing of the Company's last mountain for skiing, typically mid-November to late April, and "skier day" shall mean one guest accessing a ski mountain on any one day. "Beaver Creek" and other designated trademarks are registered trademarks of the Company.


                                THE COMPANY

  Vail Resorts is the premier mountain resort operator in North America. The Company operates Vail Mountain, the largest single ski mountain complex in North America, and Beaver Creek(R) Mountain, one of the world's premier family-oriented mountain resorts (together with Vail Mountain, the "Existing Resorts"). The Company is one of the most profitable resort operators in the ski industry due to its attractive guest demographics, favorable weather and snowfall conditions, ability to attract both destination resort guests and day travelers from local population centers and proximity to both Denver International Airport and Vail/Eagle County Airport. In addition to resort operations, the Company owns substantial real estate from which it derives significant strategic benefits and cash flow. In July 1996, the Company entered into an agreement to acquire the Breckenridge, Keystone and Arapahoe Basin mountain resorts (the "Acquired Resorts") and significant related real estate interests and developable land (the "Acquisition"). Following the Acquisition, the Company will be uniquely positioned to attract a broad range of guests due to its diverse ski terrain, varied price points and numerous activities and services. As the Company's five resorts are located within 50 miles of each other, the Company will be able to offer guests the opportunity to visit each resort during one vacation stay and participate in common loyalty programs. For the 12 months ended June 30, 1996 (which includes the Company's entire 1995-96 ski season), the Company's revenue from resort operations ("Resort Revenue") and earnings before interest, taxes, depreciation and amortization from resort operations ("Resort Cash Flow"), pro forma for the Acquisition, were $274.2 million and $88.9 million, respectively. Management believes that the Company's Resort Revenue and Resort Cash Flow, pro forma for the Acquisition, are greater than that of any other mountain resort company in the world.

                             EXISTING RESORTS

  Vail Mountain is the largest and most popular single ski mountain complex in North America, offering over 4,100 acres of unique and varied ski terrain spanning approximately 20 square miles. Included in this complex are Vail's world-famous Back Bowls(TM) (the "Back Bowls"), the largest network of high speed quad chairlifts in the world, a top rated ski school and a wide variety of dining and retail venues. Vail Mountain's skier days reached 1.65 million during the 1995-96 ski season, the most of any ski mountain in North America and a new record for Vail Mountain. Vail Mountain has been chosen to host the World Alpine Ski Championships in 1999, the first time a North American ski resort has been selected to host this prestigious event twice. For the last eight years, Vail Mountain has been rated the number one ski resort in the United States by the Snow Country magazine survey.

  Beaver Creek Mountain, located ten miles west of Vail Mountain, is one of the world's premier family-oriented mountain resorts, offering its guests a superior level of service in a pristine alpine setting. Since opening in 1980, Beaver Creek Mountain has been one of the fastest growing ski resorts in North America, with annual skier days increasing from 111,746 in the 1980-81 ski season to 576,249 during the 1995-96 ski season, representing a new record for Beaver Creek Mountain. For the 1996-97 ski season, the Company will complete the first step in introducing a European style village-to-village ski experience by connecting (through ski lifts and trails) three distinct ski areas--Beaver Creek, Bachelor Gulch(TM) and Arrowhead(TM). Beaver Creek Mountain, which provides a distinct and varied vacation experience from Vail Mountain, has consistently been rated among the top ten resorts in North America in various industry surveys (it was ranked number four in the 1996 Snow Country magazine survey) and was ranked the best family ski resort by USA Today in 1995.

BUSINESS STRATEGY

  A key component of the Company's business strategy has been to expand and enhance its core ski operations, while at the same time increasing the scope, diversity and quality of the complementary activities and services offered to its skiing and non-skiing guests throughout the year. This focus has resulted in growth in skier days and lift ticket sales and has also allowed the Company to expand its revenue base beyond its core ski operations. While lift ticket sales (traditionally the largest source of revenues for most ski resorts) have grown each year over the past ten years, revenues from other sources have grown at a much faster rate and, as a result, have increased as a percentage of Resort Revenue from 36% in fiscal 1985 to 50% in fiscal 1995. This trend is expected to continue as the projects outlined in "Growth Initiatives" are completed.

  The Company's focus on developing a comprehensive destination resort experience has also allowed it to attract a diverse guest population with an attractive demographic and economic profile, including a significant number of affluent and family-oriented destination guests, who tend to generate higher and more diversified revenues per guest than day skiers from local population centers. While the Company's Resort Revenue per skier day is currently among the highest in the industry, management believes that the Company currently captures less than 20% of the total vacation expenditures of an average destination guest at its resorts. Vail Resorts' business strategy is not only to increase skier days and guest visits but also to increase Resort Revenue per skier day by capturing a higher percentage of the total spending by its year round destination and day guests, by continuing to expand the range and enhance the quality of activities and services offered by the Company. See "Business-- Growth Initiatives."

  The Company's success in implementing its business strategy, high Resort Revenue per skier day and efficient operations have resulted in growth in Resort Cash Flow and in levels of cash flow generation that are among the highest in the industry. Between fiscal 1985 and fiscal 1995, the Company's Resort Cash Flow increased from $7.9 million to $44.0 million and reached $51.0 million for the 12 months ended June 30, 1996. Furthermore, Resort Cash Flow as a percentage of Resort Revenue was 36.6% for the 12 months ended June 30, 1996. The Company's high level of Resort Cash Flow has allowed it to reinvest significant capital in its operations. Over the last ten calendar years, the Company has invested approximately $125 million in resort improvements, of which approximately $80 million was expansion capital to improve and grow operations. In addition, during calendar year 1996, the Company will invest $34.2 million of expansion capital in its Existing Resorts to further improve and grow resort operations. See "Business--Growth Initiatives." Management believes that the quality and scope of its resort facilities and ski operations are unequaled in North America and represent a significant competitive advantage.

GROWTH INITIATIVES

  The Company's growth in Resort Revenue and Resort Cash Flow has been and continues to be derived from a variety of factors, including (i) increases in skier days and guest visits due primarily to "new attractions" (major terrain and facility expansions) and the creation of additional resort lodging, (ii) improving industry trends due to growth in snowboarding and advances in ski equipment technology ("fat" skis and specially shaped skis), (iii) increases in Resort Revenue per skier day resulting from new retail and restaurant operations and other activities including expanded activities for nonskiers, (iv) margin increases resulting from the benefits of operating leverage, and (v) increases in the Company's licensing and sponsorship activities. During the next 24 months, the Company's Existing Resort operations will undergo a period of significant expansion as numerous projects currently under development are completed. The results of this expansion will be:

  . A 30% expansion in the contiguous ski terrain on Beaver Creek Mountain with the creation of a European style village-to-village ski experience;

  . A greater than 50% increase in high speed access lift capacity on Vail
    Mountain with the installation of both a new high speed quad lift and a state-of-the-art, high speed, custom-designed gondola;

  . An increase in base area retail and restaurant square footage owned by the Company from 86,500 to 140,000 upon the completion of the retail core of Beaver Creek Village, a new base lodge on Vail Mountain and five new themed restaurants available for day, "apres ski" and evening dining; and

  . The creation of the Company's first major non-ski activity center
    (reached by Vail's new gondola) at the top of Vail Mountain, offering day and evening ice skating, sledding, tubing, snowboarding attractions, a children's snowpark and evening snowmobile tours.

Furthermore, over the next five years the Company plans to complete several other significant projects at the Existing Resorts, including (i) the opening of Category III, a major terrain expansion which will increase the skiable acreage on Vail Mountain by approximately 50% to 6,000 acres with significant intermediate bowl skiing, (ii) the redevelopment of the Company's property at Lionshead, a primary access point at the base of Vail Mountain, which will provide significant additional resort lodging, skier services, and retail and restaurant facilities and (iii) a significant increase in resort lodging from the completion of Arrowhead Village, Bachelor Gulch Village and Beaver Creek Village. See "Business--Growth Initiatives," "Business--Real Estate" and "Risk Factors--Growth Initiatives."

  Historically, the completion of major terrain and facility expansions has resulted in increases in skier days at the Company's resorts. For example, prior to the beginning of the 1988-89 ski season Vail Mountain opened China Bowl(TM), adding 1,881 acres of new open bowl ski terrain to Vail Mountain, including the first intermediate runs in the Back Bowls. Over the two year period following the opening of China Bowl, annual skier days at Vail Mountain increased by 224,000 or 17%. Although management believes that the completion of the terrain and facility expansions discussed above will significantly increase the number of skier days at the Existing Resorts, particularly during non-peak periods, there can be no assurance that such increases will be achieved. See "Business--Growth Initiatives." Based on current levels of operations, the Company believes it will be able to fund the growth initiatives identified above with cash flow from operations and borrowings under the New Credit Facilities (as hereinafter defined).

                             ACQUIRED RESORTS

  Breckenridge Mountain, located approximately 85 miles west of Denver and 40 miles east of Vail Mountain, is North America's second most popular ski area, trailing only Vail Mountain in skier days. Breckenridge's skier days reached
1.35 million during the 1995-96 ski season, a new record for Breckenridge Mountain. Breckenridge Mountain offers over 2,023 acres of skiing on four different mountain peaks, including open bowl and excellent beginner and intermediate ski terrain. The ski area is located adjacent to the Town of Breckenridge, a Victorian mining town, which has numerous apres ski activities and an extensive and growing bed base, making Breckenridge Mountain an attractive destination for national and international skiers. The Company believes there are improvements which can be made to Breckenridge Mountain which will contribute to further growth in skier days and Resort Revenue, including (i) an upgrade of certain older lift equipment and the addition of new high speed quads, which will reduce lift lines and improve on-mountain skier circulation, (ii) a significant expansion of the mountain's snowmaking coverage, to ensure a better early and late season ski product and (iii) an expansion of the Company's ski school, food service, retail and rental operations. In addition, Breckenridge owns certain strategic land parcels at the base of the mountain and in the Town of Breckenridge which are currently in the planning stages for significant residential and commercial development.

  Keystone Mountain is located 70 miles west of Denver and 15 miles from Breckenridge and offers 1,739 acres of skiable terrain. Keystone Mountain is the third most popular ski area in North America, achieving 1.06 million skier days during the 1995-96 ski season. Keystone Mountain has the largest and most advanced snowmaking capability of any Colorado mountain resort with snowmaking coverage extending over 49% of Keystone's skiable acreage. Keystone Mountain is located within the planned family-oriented community of Keystone Resort, which offers numerous year round activities, the majority of which will be operated by the Company, including the Keystone Conference Center, which hosts the second largest number of resort conventions in Colorado. Keystone Mountain also provides the largest single-mountain night skiing experience in North America, with 13 lighted trails covering 2,340 vertical feet, offering a 12 1/2 hour ski day. Planned upgrades to Keystone Mountain include (i) for the 1996-97 ski season, the construction of $5 million of snowboarding related improvements, including a snowboard park, representing the first time snowboarders will be allowed on Keystone Mountain and a significant opportunity for Keystone to capture a share of this growing market and (ii) for the 1997-98 ski season, the installation of a new high speed quad access lift from one of the resort's major base areas. In addition, Keystone, through a joint venture (the "Keystone JV"), received approval for and has begun the long term development of up to 3,400 new residential and lodging units and up to 318,000 square feet of new commercial space on land contributed to the Keystone JV. This development will supplement the resort's existing 1,100 residential and lodging units and approximately 144,000 square feet of commercial real estate. By the end of 1996, 130 residential and lodging units and 33,000 square feet of commercial space will have been constructed by the Keystone JV. This development, which is expected to be completed over the next 20 years, will create significant new resort lodging and will be a primary factor in skier day growth. The development will also create significant new retail, food service and apres ski activities, which the Company believes will attract destination skiers and increase the Company's Resort Revenue.

  Arapahoe Basin is the highest ski area in North America, offering over 486 acres of skiing with a summit elevation of 13,050 feet. This high elevation allows for the longest ski season in Colorado, with the mountain remaining open well into June and even as late as August. During the 1995-96 ski season, Arapahoe Basin had 241,435 skier days. Arapahoe Basin has a rustic flavor and offers limited amenities, primarily targeting the skiing enthusiast with advanced intermediate to expert ski terrain. The Company is currently reviewing the possibility of adding snowmaking facilities to Arapahoe Basin, which would improve conditions during the traditional ski season and allow the Company to offer year round skiing, which it believes would be a popular attraction to the numerous summer tourists in Colorado.

                           ACQUISITION STRATEGY

  The Company's strategy in effecting the Acquisition is to build on the historical success at the Acquired Resorts by introducing many of the programs currently in effect at the Existing Resorts and to capitalize on the combination of the Company's five resorts. The Company believes there are numerous opportunities to increase guest participation in activities operated by the Acquired Resorts by upgrading existing facilities and implementing incentivized selling techniques currently used at the Existing Resorts. For example, revenue from ski school operations for the 12 months ended June 30, 1996 at the Acquired Resorts (which had 2.7 million skier days during the 1995-96 ski season) was $9.3 million, versus $25.0 million at the Existing Resorts (which had 2.2 million skier days during the 1995-96 ski season). In addition, for the 1995-96 ski season, Breckenridge Mountain achieved $1.54 in mountain food service revenue per skier day, versus $5.37 in mountain food service revenue per skier day achieved by the Existing Resorts during the same period. Similarly, the Company believes there are opportunities to upgrade infrastructure at the Acquired Resorts, including the addition of new ski lifts, as the Acquired Resorts will operate 9 high speed lifts while the Existing Resorts will operate 16 high speed lifts. The Company has also identified numerous opportunities to reduce costs as a result of the Acquisition, including the consolidation of insurance premiums, professional fees, systems development, purchases of capital equipment, consumables and retail goods and the selective consolidation of administrative functions. Following the Acquisition, the Company believes it will benefit from a coordinated marketing and promotional effort for the Company's five resorts.





                                REAL ESTATE

  The Company also benefits from its extensive holdings of real property at its Existing Resorts and throughout the Vail Valley and from the activities of Vail Associates Real Estate Group, Inc. ("VAREG"), a wholly owned subsidiary of the Company. VAREG manages the Company's real estate operations, including the planning, oversight, marketing, infrastructure improvement and development of Vail Resorts' real property holdings. The Company generated $35.7 million in revenue from real estate operations in the first nine months of fiscal 1996. The Company believes that the current market for the sale of its resort property is strong, as evidenced by the fact that the Company contracted for the sale of 94 single family homesites over the last 14 months in Bachelor Gulch Village at an aggregate sales price of approximately $73 million. These sales occurred through a lottery format because demand significantly exceeded the number of homesites available for sale. In addition to the substantial cash flow generated from real estate sales, these development activities benefit the Company's resort operations through (i) the creation of additional resort lodging which is available to the Company's guests, (ii) the ability to control the architectural theming of its resorts, (iii) the creation of unique facilities and venues (primarily themed restaurant and retail operations) which provide the Company with the opportunity to create new sources of recurring revenue and (iv) the expansion of the Company's property management and brokerage operations, which are the preferred providers of these services for all developments on VAREG's land. In order to facilitate the development and sale of its real estate holdings, VAREG spends significant amounts on mountain improvements, such as ski lifts, snowmaking equipment and trail construction. While these mountain improvements enhance the value of the real estate held for sale (for example, by providing ski-in/ski-out accessibility), they also benefit resort operations. In most cases, VAREG seeks to minimize the Company's exposure to development risks and maximize the long-term value of the Company's real property holdings by selling land to third party developers for cash payments prior to the commencement of construction, while retaining approval of all development plans as well as an interest in the developer's profit. The Company also typically retains the option to purchase, at a price significantly below fair market value, any commercial space created in a development. The Company is able to secure these benefits from third party developers as a result of the high property values and strong demand associated with property in close proximity to its world class mountain resort facilities.

  Following the Acquisition, the Company will also benefit from the activities of the Keystone JV, which is developing a significant portion of the Keystone Resort. As residential and commercial projects are completed, the Company has a priority right to receive payments of up to approximately $22.6 million for the land which it previously contributed to the Keystone JV. The Company also will receive approximately 50% of the profits generated by the Keystone JV and will have the first option to lease any commercial space created by the Keystone JV. The Company will be under no obligation to invest additional funds in the Keystone JV or to guarantee any of its indebtedness, but has approval rights over all major decisions. The Company will also own certain strategic land parcels at the base of Breckenridge Mountain and in the Town of Breckenridge which are currently in the planning stages for significant residential and commercial development. In addition to generating cash flow from real estate sales, the development opportunities at both Keystone and Breckenridge are expected to benefit the Company's resort operations by creating significant new resort lodging and guest amenities. See "Business--Real Estate."


                              RECENT DEVELOPMENTS

  On July 29, 1996, Adam Aron was appointed Chairman and Chief Executive Officer of the Company. Mr. Aron has extensive experience in the resort leisure industry, most recently serving as President and Chief Executive Officer of Norwegian Cruise Line Ltd. Mr. Aron previously served as Senior Vice President of Marketing for United Airlines and Senior Vice President of Marketing for Hyatt Hotels. Andrew Daly, currently President and Chief Executive Officer of Vail Associates, Inc., the Company's principal subsidiary, was appointed to the additional position of President of the Company.

  On July 22, 1996, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") with Ralston Foods, Inc. ("Foods") under which it agreed to acquire 100% of the stock of Ralston Resorts, Inc. ("Ralston Resorts"), a wholly owned subsidiary of Foods which operates the Acquired Resorts. In connection with the Acquisition, Foods will receive a minimum of 3,777,203 shares of Common Stock (subject to a post-closing adjustment based upon investments by Foods in Ralston Resorts prior to the closing of the Acquisition) and the Company will assume $165.0 million of Ralston Resorts' indebtedness. The closing under the Stock Purchase Agreement is subject to various conditions, including the continued accuracy of the representations and warranties, obtaining of financing and the receipt of necessary governmental approvals. The Offerings are conditioned upon consummation of the Acquisition. See "The Acquisition."

  The Company intends to distribute a right to receive up to $5.00 per share of Common Stock (the "Rights") to all stockholders of record on September [ ], 1996, with a maximum aggregate amount payable under the Rights of $50 million. The purpose of the Rights is to provide cash to the existing stockholders of the Company as a partial return on their investment in the Company. As of September 30, 1996, the Company had outstanding contracts (the "Real Estate Contracts") for the sale of certain real estate and related amenities. The Company will make payments under the Rights only to the extent it receives sufficient gross proceeds under the Real Estate Contracts to make such payments. The Company currently estimates payments under the Rights will be made in December 1996 and in June 1997. Stockholders who purchase shares in the Offerings will not be entitled to any payments with respect to the Rights. In addition, the Company intends to amend certain option agreements held by management of the Company to eliminate the right of option holders to receive any portion of the payments made under the Rights. In connection with such amendment, the Company will accrue a payable to such holders of approximately $5 million (the "Option Payment"). The Rights and the Option Payment are hereinafter collectively referred to as the "Distribution." See "Business--Real Estate," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

                                 THE OFFERINGS

Common Stock to be sold by the Company:

 U.S. Offering..........       shares
 International                 shares
 Offering...............
  Total.................       shares

Common Stock to be sold by Selling Stockholders:

 U.S. Offering..........       shares
 International                 shares
 Offering...............
  Total.................       shares

Common Stock to be outstanding after the Offerings:

 Common Stock...........       shares (a)
 Class A Common Stock...       shares
  Total.................       shares

Voting Rights...........
                          The rights of holders of Class A Common Stock and Common Stock are substantially identical, except that holders of Class A Common Stock elect a class of di-rectors that constitutes two-thirds of the Board of Directors and holders of Common Stock elect a class of directors that constitutes one-third of the Board of Directors. The Class A Common Stock is convertible into Common Stock (i) at the option of the holder,
                          (ii) automatically upon transfer to a non-affiliate of the holder and (iii) automatically if less than 2,500,000 shares of Class A Common Stock are out-standing. Upon completion of the Offerings, Apollo Ski Partners, L.P. ("Apollo Ski Partners"), which will hold at least 93% of the Class A Common Stock
                          and approximately    % of the Common Stock, will have
                          approximately    % of the combined voting power of
                          all outstanding shares of capital stock of the Compa-ny. See "Management" and "Principal and Selling Stockholders."

Use of Proceeds.........
                          Approximately $67 million of the net proceeds of the Offerings to be received by the Company will be used to redeem all of the Company's outstanding 12 1/4% Senior Subordinated Notes due 2002 (the "Senior Sub-ordinated Notes") (including accrued interest and a redemption premium) with the balance of approximately $21.0 million used to reduce outstanding borrowings under the New Credit Facilities. The Company believes that this reduction in indebtedness will give it the flexibility to make additional borrowings in the fu-ture to finance internal and external growth initiatives. The Company will not receive any pro-ceeds from the sale of Common Stock by the Selling Stockholders. See "Use of Proceeds."

New York Stock Exchange
 Symbol............
                          "MTN"
- --------
(a) Excludes 1.69 million shares issuable upon exercise of outstanding options
    and warrants with an average exercise price of $   per share. See
    "Management."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
             (IN THOUSANDS EXCEPT PER SHARE AND PER SKIER DAY DATA)

  The summary consolidated historical financial data presented below have been derived from the Company's and Ralston Resorts' consolidated financial statements and should be read in conjunction with those statements and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other financial information included elsewhere in this Prospectus. The summary consolidated financial data as of and for the nine months ended June 30, 1995 and June 30, 1996 are derived from the unaudited consolidated financial statements also appearing herein, which in the respective opinions of the Company's and Ralston Resorts' management, reflect all adjustments, consisting solely of normal recurring adjustments, necessary to present fairly the financial position and results of operations and cash flows for those interim periods. The Company's and Ralston Resorts' business is highly seasonal in nature and, as a result, the results for the interim periods are not indicative of the results of operations expected for a full fiscal year. The unaudited pro forma summary combined financial data for the 12 months ended June 30, 1996 give effect to the Distribution, the Acquisition and the Offerings and are derived from the unaudited pro forma financial data presented elsewhere in this Prospectus. See "Pro Forma Financial Data."

                                THE COMPANY

                     PRE-EFFECTIVE DATE(1)
                     ----------------------
                        YEAR        YEAR
                        ENDED      ENDED
                      SEPTEMBER   OCTOBER
                     30, 1991(2) 8, 1992(2)
                     ----------- ----------
                          (UNAUDITED)
STATEMENT OF
 OPERATIONS DATA:
Revenues:
 Resort............    $97,048    $105,525
 Real estate.......      2,601       3,767
                       -------    --------
   Total revenues..     99,649     109,292
Operating expenses:
 Resort............     56,680      63,099
 Real estate.......      4,282       4,472
 Corporate
  expense(4).......      7,939       4,151
 Depreciation and
  amortization.....      8,389       7,626
                       -------    --------
                        77,290      79,348
Operating income
 from continuing
 operations........     22,359      29,944
Income (loss) from
 continuing
 operations (after-
 tax)(5)...........         NM          NM
Unaudited pro forma
 earnings per
 common share(6)...
OTHER DATA:
Resort
 Resort Revenue....    $97,048    $105,525
 Resort Cash
  Flow(7)..........     40,368      42,426
 Skier days........      1,969       1,986
 Resort
  Revenue/skier
  day..............    $ 49.29    $  53.13
Real estate
 Revenues from
  real estate
  sales............    $ 2,601    $  3,767
 Real estate
  operating
  profit(8)........     (1,681)       (705)
 Real estate
  assets(9)........     16,144      13,091
                                                       POST-EFFECTIVE DATE(1)
                     --------------------------------------------------------------------------------------------
                                                                                                  PRO FORMA
                                                             NINE MONTHS            TWELVE        COMBINED
                     FISCAL YEAR ENDED SEPTEMBER 30,       ENDED JUNE 30,           MONTHS      TWELVE MONTHS
                     --------------------------------- -----------------------      ENDED           ENDED
                        1993        1994       1995       1995        1996     JUNE 30, 1996(3) JUNE 30, 1996
                     ----------- ---------- ---------- ----------- ----------- ---------------- -------------
                                                       (UNAUDITED) (UNAUDITED)   (UNAUDITED)     (UNAUDITED)
STATEMENT OF
 OPERATIONS DATA:
Revenues:
 Resort............  $  114,623  $  124,982 $  126,349  $119,624    $132,410       $139,135       $274,205
 Real estate.......       4,610      22,203     16,526    11,223      35,714         41,017         41,979
                     ----------- ---------- ---------- ----------- ----------- ---------------- -------------
   Total revenues..     119,233     147,185    142,875   130,847     168,124        180,152        316,184
Operating expenses:
 Resort............      69,749      78,365     82,305    71,240      77,101         88,166        185,283
 Real estate.......       5,165      20,341     14,983    11,594      31,251         34,640         34,640
 Corporate
  expense(4).......       6,467       7,160      6,701     5,149       3,451          5,003          5,003
 Depreciation and
  amortization.....      13,404      17,186     17,968    13,212      13,590         18,346         37,999
                     ----------- ---------- ---------- ----------- ----------- ---------------- -------------
                         94,785     123,052    121,957   101,195     125,393        146,155        262,925
Operating income
 from continuing
 operations........      24,448      24,133     20,918    29,652      42,731         33,997         53,259
Income (loss) from
 continuing
 operations (after-
 tax)(5)...........        (146)        761      3,282    10,962      15,263          7,583         15,742
Unaudited pro forma
 earnings per
 common share(6)...
OTHER DATA:
Resort
 Resort Revenue....  $  114,623  $  124,982 $  126,349  $119,624    $132,410       $139,135       $274,205
 Resort Cash
  Flow(7)..........      44,874      46,617     44,044    48,384      55,309         50,969         88,922
 Skier days........       2,059       2,056      2,136     2,136       2,228          2,228          4,898
 Resort
  Revenue/skier
  day..............  $    55.67  $    60.79 $    59.15  $  56.00    $  59.43       $  62.45       $  55.98
Real estate
 Revenues from
  real estate
  sales............  $    4,610  $   22,203 $   16,526  $ 11,223    $ 35,714       $ 41,017       $ 41,979
 Real estate
  operating
  profit(8)........        (555)      1,862      1,543      (371)      4,463          6,377          7,339
 Real estate
  assets(9)........      15,673      42,637     54,858    40,347      66,247         66,247        111,577

                              RALSTON RESORTS


                                                                NINE MONTHS            TWELVE
                         FISCAL YEAR ENDED SEPTEMBER 30,      ENDED JUNE 30,           MONTHS
                         -------------------------------- -----------------------      ENDED
                           1993        1994       1995       1995        1996     JUNE 30, 1996(3)
                         ---------- ---------- ---------- ----------- ----------- ----------------
                                                          (UNAUDITED) (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Resort................. $  83,717  $  127,676 $  125,816  $112,708    $121,962       $135,070
 Real estate............     2,141       4,979      1,778     1,781         965            962
                         ---------  ---------- ----------  --------    --------       --------
   Total revenues.......    85,858     132,655    127,594   114,489     122,927        136,032
Operating expenses:
 Resort.................    71,330      94,382     94,846    76,560      78,831         97,117
 Real estate............     1,619       3,837      1,040     1,040         --             --
 Depreciation and
  amortization..........    10,754      14,227     14,948    11,023      12,214         16,139
                         ---------  ---------- ----------  --------    --------       --------
                            83,703     112,446    110,834    88,623      91,045        113,256
Operating income........     2,155      20,209     16,760    25,866      31,882         22,776
Net income (loss).......    (4,090)      8,923      3,927    11,106      15,038          7,859
OTHER DATA:
Resort
 Resort Revenue......... $  83,717  $  127,676 $  125,816  $112,708    $121,962       $135,070
 Resort Cash Flow(7)....    12,387      33,294     30,970    36,148      43,131         37,953
 Skier days.............     1,284       2,568      2,532     2,518       2,656          2,670
 Resort Revenue/skier
  day................... $   65.20  $    49.72 $    49.69  $  44.76    $  45.92       $  50.59
Real estate
 Revenues from real
  estate sales.......... $   2,141  $    4,979 $    1,778  $  1,781    $    965       $    962
 Real estate operating
  profit(8).............       522       1,142        738       741         965            962
 Real estate
  assets(9).............    34,108      39,256     39,582    39,585      40,007         40,007

          SUMMARY PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

     (IN THOUSANDS, EXCEPT EARNINGS PER SHARE AND PER SKIER DAY DATA)

  The following unaudited summary pro forma combined financial and operating data as of June 30, 1996, for the year ended September 30, 1995, and for the nine and 12 months ended June 30, 1996 (except other data) are derived from the historical financial data of the Company and Ralston Resorts included elsewhere in this Prospectus and give pro forma effect to the Distribution, the Acquisition and the Offerings as if they had occurred on June 30, 1996 with respect to the balance sheet data, and as of October 1, 1994 and July 1, 1995 with respect to the statement of operations data. The pro forma combined financial data is not intended to be indicative of either future results of operations or results that might have been achieved had the Distribution, the Acquisition and the Offerings actually occurred on the dates specified. See "Pro Forma Financial Data." In the opinion of the Company's management, all adjustments necessary to present fairly such unaudited pro forma combined financial data have been made based upon the proposed terms of the Distribution, the Acquisition and the Offerings. The unaudited summary pro forma combined financial and operating data should be read in conjunction with the historical consolidated financial statements and notes thereto of both the Company and Ralston Resorts included elsewhere in this Prospectus.

                              YEAR ENDED     NINE MONTHS ENDED TWELVE MONTHS ENDED
                          SEPTEMBER 30, 1995   JUNE 30, 1996    JUNE 30, 1996(3)
                          ------------------ ----------------- -------------------
PRO FORMA COMBINED
 STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Resort.................       $252,165          $254,372           $274,205
 Real estate............         18,304            36,679             41,979
                               --------          --------           --------
 Total revenues.........        270,469           291,051            316,184
                               --------          --------           --------
Operating expenses:
 Resort.................        177,151           155,932            185,283
 Real estate............         16,023            31,251             34,640
 Corporate expense(4)...          6,701             3,451              5,003
 Depreciation and amor-
  tization..............         36,430            28,439             37,999
                               --------          --------           --------
                                236,305           219,073            262,925
Operating income........         34,164            71,978             53,259
Net income..............          7,509            30,527             15,742
Unaudited pro forma
 earnings per common
 share(6)...............
Weighted average common
 shares outstanding.....
OTHER DATA:
Resort
 Resort Revenue.........       $252,165          $254,372           $274,205
 Resort Cash Flow(7)....         75,014            98,440             88,922
 Skier days.............          4,668             4,884              4,898
 Resort Revenue/skier
  day...................       $  54.02          $  52.08           $  55.98
Real estate
 Revenues from real es-
  tate sales............       $ 18,304          $ 36,679           $ 41,979
 Real estate operating
  profit(8).............          2,281             5,428              7,339
 Real estate assets(9)..         94,440           111,577            111,577
                                                                      AS OF
PRO FORMA COMBINED                                                JUNE 30, 1996
BALANCE SHEET DATA:                                            -------------------
Total assets............                                            $738,787
Total debt..............                                             213,119
Stockholders' equity....                                             367,489

- --------

(1) In addition to its resort operations, which are conducted by the Company's wholly owned subsidiary, Vail Holdings, Inc. and its subsidiaries (collectively "Vail Associates"), the Company also previously owned subsidiaries which were engaged in the communications and beef products businesses. In each year from fiscal 1986 through fiscal 1991, the Company's resort operations experienced growth in Resort Cash Flow. In 1991, due to an inability to service debt incurred in connection with the acquisition of certain assets in the communications business, the Company was forced to seek relief under Chapter 11 of the Bankruptcy Code. On October 8, 1992 (the "Effective Date"), the Company emerged from bankruptcy (the "Reorganization") pursuant to a plan of reorganization which contemplated divestitures of the Company's communications and beef products businesses. Such divestitures were completed in fiscal years 1993 and 1994, and accounted for as discontinued operations. As a result of the transactions that took place on the Effective Date and the related accounting treatment, the financial information for the two years presented prior to the Effective Date ("Pre-Effective Date") is not comparable to the financial information for the periods presented after the Effective Date ("Post-Effective Date"). See Note 1 to the Company's consolidated financial statements.

(2) For fiscal 1991, results of operations include only nine months of corporate expense of the Company due to a change in the fiscal year of the Company. The results of Vail Associates for fiscal 1991 and the period ended October 8, 1992 ("fiscal 1992") have been derived from their separately audited financial statements.

(3) Since the Company and Ralston Resorts experience operating deficits during the last five months of their fiscal years, results of operations for the 12 months ended June 30, 1996 have been presented to report results of a complete business cycle for the Company.

(4) Prior to the Offerings, corporate expense included the costs associated with the Company's holding company structure and overseeing multiple lines of business, including the discontinued operations. Following the Offerings, corporate expense will include certain personnel, tax, legal, directors' and officers' insurance and other consulting fees relating solely to the Company's resort and real estate operations. Corporate expenses are classified as resort operating expenses in the consolidated financial statements of Ralston Resorts. Corporate expense for the 12 months ended June 30, 1996 includes expenses related to the Company's former Chairman and Chief Executive Officer. The Company believes it will realize an annualized savings of $750,000 relating to changes made in corporate management, however this amount has not been reflected in the pro forma summary combined financial data.

(5) Due to the Reorganization discussed in Note 1, income from continuing operations and per share information for fiscal 1991 and fiscal 1992 are not comparable to amounts reported in subsequent fiscal years, and therefore, are not considered meaningful.

(6) Due to the Distribution, the Acquisition and the Offerings, the Company's and Ralston Resorts' historical capital structure is not indicative of its prospective structure upon the closing of the aforementioned transactions. Accordingly, historical earnings per common share is not considered meaningful and has not been presented herein.

(7) Resort Cash Flow is defined as revenues from resort operations less resort operating expenses, excluding depreciation and amortization. Resort Cash Flow is not a term that has an established meaning under generally accepted accounting principles. The Company has included information concerning Resort Cash Flow as it is generally used by investors to evaluate companies in the resort industry. Resort Cash Flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. For information regarding the Company's and Ralston Resorts' historical cash flows, see the Company's and Ralston Resorts' consolidated financial statements included elsewhere in this Prospectus.

(8) Real estate operating profit is defined as revenue from real estate operations less real estate costs and expenses, which include (i) selling costs; (ii) holding costs; (iii) operating expenses; and (iv) the allocation of the capitalized land, infrastructure, mountain improvement and other costs relating to property sold. Real estate costs and expenses exclude charges for depreciation and amortization as the Company has determined that the portion of those expenses allocable to real estate are not significant.

(9) Real estate assets includes all land, development costs, and other improvements associated with real estate held for sale and classified as such in the Company's consolidated balance sheet. Real estate assets for Ralston Resorts include investments in real estate joint ventures, real estate held for sale and other developable land.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the following risk factors, as well as the other information contained, and incorporated by reference, in this Prospectus before making an investment in the Common Stock. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Growth Initiatives." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

  RISKS ASSOCIATED WITH SEASONALITY. The business of the Existing and Acquired Resorts is highly seasonal. Over the last five fiscal years, the Existing Resorts on average realized 92.4% of their Resort Revenue during the period from November to April. The Existing Resorts have negative Resort Cash Flow for the months of May through October and report losses for such period. The Acquired Resorts experience similar seasonality. To finance its activities and working capital requirements from May to October, the Company has typically relied on borrowings under its revolving credit facilities. The Company's ability to borrow under its revolving credit facilities is subject to certain conditions, including compliance with certain financial covenants. While the Company believes that it will continue to comply with such conditions and that borrowings under its revolving credit facilities will be adequate to support its capital requirements for the May through October periods, to the extent that such borrowings became unavailable, the Company could experience a material adverse impact on its operations. See "Description of Certain Indebtedness--Revolving Credit Facilities."

  CAPITAL REQUIREMENTS. The operation and development of the Existing and Acquired Resorts is capital intensive. The Company spent approximately $16.6 million, $17.4 million and $20.3 million in its fiscal years ended September 30, 1993, 1994 and 1995, respectively, on resort capital expenditures. The Company typically categorizes approximately $6 million to $7 million a year of total resort capital expenditures as maintenance expenditures. For fiscal years 1993, 1994, and 1995, the Acquired Resorts spent approximately $9.3 million, $10.4 million and $11.0 million, respectively, on resort capital expenditures, a substantial portion of which was categorized as maintenance expenditures. In addition, the Company makes significant investments in connection with its real estate development activities. See "Business--Real Estate." The Company anticipates making significant capital expenditures in the future for maintenance and project development to maintain the competitive position and enhance the operations of its resorts and implement its growth initiatives. See "Business--Growth Initiatives."

  GROWTH INITIATIVES. The Company is currently engaged in and has plans for a variety of development projects relating to both resort and real estate operations. Although the Company expects that these projects will be completed on schedule and at their respective estimated costs, there can be no assurance
(i) that the Company will receive the necessary regulatory approvals for such projects, (ii) as to when such projects will be completed, (iii) that the Company's estimated costs associated with such projects will prove to be accurate or (iv) that the Company will receive the expected benefits from such projects. Based on current levels of operations and anticipated growth and cash availability, the Company believes that it will be able to fund its growth initiatives with cash flow from operations, borrowings under the Credit Facilities and real estate sales. See "Business--Growth Initiatives."

  DILUTION. Purchasers of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of the Common Stock. The immediate dilution to purchasers of Common Stock offered
hereby will be $   or  % per share of Common Stock. See "Dilution."

  NO ASSURANCE OF SUCCESSFUL INTEGRATION OF ACQUIRED RESORTS/FUTURE ACQUISITIONS. The Company believes it will realize substantial benefits from the successful integration of the Acquired Resorts. However, there can be no assurance that the Company will be able to establish, maintain or increase the profitability of the Acquired Resorts or that the Acquired Resorts will be successfully integrated into the operations of the Company. In addition, there is no assurance that the Company will be able to realize any of the cost savings it has identified in connection with integrating the operations of the Existing and Acquired Resorts. The Company continually evaluates potential acquisitions and intends to actively pursue acquisition opportunities, some of which could be material. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company. If the Company completes acquisitions, it will encounter various associated risks, including the possible inability to integrate an acquired business into the Company's operations, increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's operations and financial performance.

  IMPACT OF SIGNIFICANT COMPETITION. The ski industry is highly competitive. The Existing and Acquired Resorts compete with mountain resort areas in the United States, Canada and Europe for destination guests and with numerous ski areas in Colorado for the day skier. The Company also competes with other worldwide recreation resorts, including warm weather resorts, for the vacation guest. The Existing and Acquired Resorts' major U.S. competitors include the Utah ski areas, the Lake Tahoe ski areas in California and Nevada, the New England ski areas and the other major Colorado ski areas, including Copper Mountain, Telluride, Steamboat Springs, Winter Park and the Aspen resorts. Total skier days generated by all United States ski areas have increased by a total of only 2% since the 1985-86 ski season which also has increased competition for the vacation guest. The competitive position of the Existing and Acquired Resorts is dependent upon many diverse factors such as proximity to population centers, availability and cost of transportation to the areas, including direct flight availability by major airlines, pricing, snowmaking facilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, the number, quality and price of related services and lodging facilities, and the reputation of the areas. In addition to competition with other mountain and warm weather resorts for the vacation guest, the Existing and Acquired Resorts also face competition for day skiers from nearby population centers from varied alternative leisure activities, such as attendance at movies, sporting events and participation in alternative indoor and outdoor recreational activities.

  FOREST SERVICE PERMITS. The Company has been granted the right to use 12,590 acres of federal land adjacent to the Town of Vail and 2,775 acres of federal land adjacent to its Beaver Creek property as the site for most of its ski lifts and trails and related activities under the terms of permits with the United States Forest Service (the "Forest Service"). The Company's ski operations on Arrowhead Mountain and in the Bachelor Gulch area are located on Company-owned property and are thus not subject to permits. Under the terms of the permits the Forest Service has the right to review and comment on the location, design and construction of improvements in the permit area and on many operational matters. The Vail permit is a "unified permit" which expires on October 31, 2031, but can be terminated by the Forest Service if required in the public interest. The Vail permit covers Category III, and the Company has received Forest Service approval (subject to appeal) to begin construction in this area. The Beaver Creek property is covered by a Term Special Use Permit covering 80 acres and a Special Use Permit covering the remaining 2,695 acres. These permits expire in 2006 but are terminable by the Forest Service at its discretion. In December 1992, the Company exercised its statutory right to convert its dual permits for the Beaver Creek ski area into a unified permit for the maximum period of 40 years and is currently in the process of negotiating the final terms of the unified permit. The Forest Service has informed the Company that the Beaver Creek unified permit has been approved pending resolution of one issue as to whether a restaurant/overnight accommodation facility located on Company-owned land should be included in calculating fees payable to the Forest Service under the Beaver Creek unified permit upon issuance. No assurance can be given that the Beaver Creek unified permit will be granted or that it will be granted for the entire 40 year period. With respect to the Acquired Resorts, Ralston Resorts has been granted the right to use 3,156 acres, approximately 5,571 acres and approximately 825 acres of federal land under terms of permits with the Forest Service for Breckenridge, Keystone and Arapahoe Basin, respectively. Both the Breckenridge permit and the Arapahoe Basin permit expire on December 31, 2029, while the Keystone permit expires on December 31, 2032. Like the Vail permit, each of the permits for the Acquired Resorts is terminable by the Forest Service if required in the public interest. While the Company believes that its relationship with the Forest Service is good, and to the Company's knowledge no recreational Special Use Permit or Term Special Use Permit for any major ski resort has ever been terminated by the Forest Service, a termination of any of the Existing or Acquired Resorts' permits would have a material adverse effect on the business and operations of the Company or the Acquired Resorts. See "Business-- Regulation and Legislation."

  POTENTIAL ADVERSE EFFECTS OF UNFAVORABLE WEATHER CONDITIONS. Attracting guests to the Existing and Acquired Resorts depends upon favorable weather conditions and adequate snowfall during the winter ski season. Historically, the Existing and Acquired Resorts have been able to mitigate the adverse effects of unfavorable weather conditions and inadequate snowfall with its snowmaking capabilities and through its broad offering of guest services and activities. However, continuing periods of adverse weather conditions could have a material adverse impact on the Company's operating results.

  POTENTIAL ADVERSE EFFECTS OF ECONOMIC SLOWDOWN. Because the Existing and Acquired Resorts derive a significant portion of their revenues from the worldwide leisure market, an economic recession or other significant economic slowdown could adversely affect the Company's business. Although historically economic downturns have not had an adverse impact on the Company's operating results, there can be no assurance that a decrease in the amount of discretionary spending by the public in the future would not have an adverse effect on the Company's business.

  CONTROL BY APOLLO SKI PARTNERS. Following the Offerings, Apollo Ski Partners will own at least 93% of the Company's outstanding shares of Class A Common
Stock and approximately   % of the outstanding shares of Common Stock, giving
Apollo Ski Partners approximately   % of the combined voting power with
respect to all matters submitted for a vote of all stockholders. Apollo Advisors, L.P., a Delaware limited partnership ("Apollo Advisors"), indirectly controls Apollo Ski Partners. Accordingly, Apollo Ski Partners and, indirectly, Apollo Advisors will be able to elect two-thirds of the Board of Directors of the Company and control the approval of matters requiring approval by the Board of Directors and control most decisions on matters submitted for stockholder consideration. This concentration of ownership under certain circumstances could have the effect of delaying or preventing a change in control of the Company.

  REAL ESTATE DEVELOPMENT. The Company has extensive real estate holdings in the Vail Valley and manages its real estate operations through VAREG. The Company invested approximately $3.8 million, $53.6 million and $22.5 million in fiscal years 1993, 1994 and 1995, respectively, in its real estate operations. The Acquired Resorts have a significant investment in the Keystone JV and have property at Breckenridge which the Company intends to develop. Investments in real property and related development activities are subject to numerous risks. The value of the Company's properties (including those obtained in the Acquisition) and the revenue from related development activities may be adversely affected by a number of factors, including the national and local economic climate, local real estate conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the attractiveness of the properties to prospective purchasers and tenants, competition from other available property or space, the ability of the Company to obtain adequate insurance and to cover other construction costs, government regulations and changes in real estate, zoning or tax laws, interest rate levels, the availability of financing and potential liabilities under environmental and other laws. In addition, acquisitions of new properties entail risks that the investments will fail to perform in accordance with expectations, and the risk that estimates of the costs of improvements for such properties may prove inaccurate. While the Company attempts to mitigate its exposure to these risks by selling multi-family development parcels to third party developers who assume the risk of construction or by pre-selling single-family homesites or condominium residences to individual purchasers prior to the start of construction projects developed by the Company, there can be no assurance that the Company will continue to do so in the future. See "Business--Real Estate."

  SHARES ELIGIBLE FOR FUTURE SALE. Future sales of shares of Common Stock by the Company or its existing stockholders could adversely affect the prevailing market price of the Common Stock. The Company and each of its officers, directors and the Selling Stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock or Class A Common Stock or securities convertible into or exchangeable for Common Stock, or Class A Common Stock without the prior written consent of Bear, Stearns & Co.
Inc. ("Bear Stearns"), for a period of     days from the date of this
Prospectus. The foregoing does not prohibit the Selling Stockholders from selling shares subject to the Underwriters' over-allotment option or prohibit the Company from issuing shares pursuant to its stock option plans. In connection with the Acquisition, Foods will receive a minimum of 3,777,203 shares of Common Stock. Upon consummation of the Offerings, Apollo will own
[    ] shares of Common Stock and [    ] of Class A Common Stock. Apollo and
Foods each will have certain demand and piggyback registration rights. See "Acquisition--Shareholder Agreement." No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

  NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offerings, there has been no public market for the Common Stock. Although the Company has applied to list the Common Stock on the New York Stock Exchange, there can be no assurance that an active public market for the Common Stock will develop or continue after the Offerings. Prices for the Common Stock will be determined in the marketplace and may be influenced by many factors, including quarterly variations in the financial results of the Company, changes in earnings estimates by industry research analysts, investors' perceptions of the Company and general economic, industry and market conditions. The initial public offering price per share of the Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after completion of the Offerings. The Company believes that there are relatively few comparable companies that have publicly-traded equity securities which may also impact the trading price of the Common Stock after the Offerings. See "Underwriting." In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the Common Stock. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.

  DIVIDENDS. The Company does not anticipate paying any cash dividends (other than the Distribution) on its shares of Common Stock or Class A Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offerings will be approximately $88.0 million. Approximately $67.0 million of such net proceeds will be used to redeem all of the Company's outstanding Senior Subordinated Notes (including accrued interest and a redemption premium) and the balance of such proceeds will be used to reduce outstanding borrowings under the New Credit Facilities. The Company believes that this reduction in indebtedness will give it the flexibility to make additional borrowings in the future to finance internal and external growth initiatives. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources" and "Description of Certain Indebtedness."

                                DIVIDEND POLICY

  The Company has never paid or declared a cash dividend on its Common Stock or Class A Common Stock (other than the Distribution described under "Certain Transactions"). The declaration of cash dividends in the future will depend on the Company's earnings, financial condition and capital needs and on other factors deemed relevant by the Board of Directors at that time. It is the current policy of the Company's Board of Directors to retain earnings to finance the operations and expansion of the Company's business, and the Company does not anticipate paying any cash dividends (other than the Distribution) on its shares of Common Stock or Class A Common Stock in the foreseeable future.

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1996 was
approximately $   per share of Common Stock (including Class A Common Stock).
"Net tangible book value per share" represents the amount of (a) total tangible assets less total liabilities, divided by (b) the aggregate number of shares of Common Stock (including Class A Common Stock) deemed outstanding on
such date (after giving retroactive effect to the     to 1 stock split that
will be effected prior to the consummation of the Offerings). After taking into account changes in such net tangible book value after June 30, 1996, including the consummation of the Acquisition, the Distribution described under "Certain Transactions," and the receipt of the estimated net proceeds
from the Offerings at an assumed offering price of $     per share (the
midpoint of the range set forth on the cover page of this Prospectus), after deduction of the estimated aggregate underwriting discounts and commissions and estimated Offering expenses to be paid by the Company, the Company's pro
forma net tangible book value per share at June 30, 1996 would be $   ,
representing an immediate increase in net tangible book value per share of
$    to existing stockholders and an immediate dilution of $   per share to
new investors. Dilution is determined by subtracting pro forma net tangible book value per share of Common Stock (including Class A Common Stock) after the Offerings and the Acquisition from the public offering price paid by new investors for a share of Common Stock. The following table illustrates this dilution:

                                                                     PER SHARE
                                                                     ---------
   Assumed initial public offering price............................      $
     Net tangible book value before the Offerings and the
      Acquisition................................................... $
     Increase attributable to the sale of shares offered hereby.....
     Decrease attributable to the Acquisition.......................
     Pro forma net tangible book value after the Offerings..........
                                                                          ----
     Dilution of net tangible book value to new investors...........      $
                                                                          ====

                              CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company
as of June 30, 1996 (after giving retroactive effect to the     for 1 stock
split that will be effected prior to the consummation of the Offerings), and as further adjusted to give effect to (i) the Distribution, (ii) the Acquisition
and (iii) the sale by the Company in the Offerings of      shares of Common
Stock at an assumed price of $   per share and the application by the Company
of the estimated net proceeds therefrom.

                                                   PRO FORMA
                                                  ADJUSTMENTS
                                       --------------------------------------
                                                                                  PRO FORMA
                         JUNE 30, 1996                                               AS
                            ACTUAL     DISTRIBUTION   ACQUISITION   OFFERINGS     ADJUSTED
                         ------------- ------------   -----------   ---------     ---------
                                               (IN THOUSANDS)
Short term debt.........   $     63      $    --       $  1,757(4)  $    --       $  1,820
Long term debt..........    121,703           --        173,243(4)   (83,647)(2)   211,299
                           --------      --------      --------     --------      --------
  Total debt............    121,766           --        175,000      (83,647)      213,119
                           --------      --------      --------     --------      --------
Stockholders' equity:
  Preferred Stock, $.01
   par value; 25,000,000
   shares authorized, no
   shares issued and
   outstanding..........        --            --            --           --            --
  Class A Common Stock,
   $.01 par value;
   20,000,000 shares
   authorized; 6,401,312
   shares (actual);
       shares (as
   adjusted) issued and
   outstanding..........         64           --            --           --             64
  Common Stock, $.01 par
   value; 40,000,000
   shares
   authorized; 3,598,688
   shares (actual);
   shares
   (as adjusted) issued
   and outstanding......         36           --            --           --             36
  Additional paid-in
   capital..............    137,650        (9,349)(3)   151,088(5)    88,000 (1)   367,389
  Retained earnings.....     47,198       (45,651)(3)       --        (1,547)(2)       --
                           --------      --------      --------     --------      --------
    Total stockholders'
     equity.............    184,948       (55,000)      151,088       86,453       367,489
                           --------      --------      --------     --------      --------
Total capitalization....   $306,714      $(55,000)     $326,088     $  2,806      $580,608
                           ========      ========      ========     ========      ========

- --------

(1) Assumes the Company will realize approximately $88 million of net proceeds from the sale of Common Stock in the Offerings.

(2) Reflects (i) the redemption of $62.6 million principal amount of the Senior Subordinated Notes and a $1.5 million after-tax reduction to stockholders' equity for the expense associated with the related contractual redemption premium and (ii) the reduction of $21 million of outstanding borrowings under the New Credit Facilities.

(3) Reflects the Distribution (see "Certain Transactions").

(4) Reflects the assumption of $165 million in debt related to the Acquisition and the incurrence of $10 million of Acquisition related fees.

(5) Reflects the issuance of shares of Common Stock to Foods pursuant to the Acquisition.

                         PRO FORMA FINANCIAL DATA

  The following unaudited pro forma financial data (the "Pro Forma Financial Data") is derived from the historical consolidated financial statements of the Company and Ralston Resorts, in each case included elsewhere in this Prospectus, and should be read in conjunction with such financial statements and the notes thereto included elsewhere in this Prospectus. The unaudited pro forma statement of operations data for the year ended September 30, 1995 and the nine and 12 month periods ended June 30, 1996 give effect to the Distribution, the Acquisition and the Offerings as if they had occurred on October 1, 1994 and July 1, 1995, respectively. The unaudited pro forma balance sheet data as of June 30, 1996 give effect to the Distribution, the Acquisition and the Offerings as if they had occurred on such date. The Pro Forma Financial Data is not intended to be indicative of either future results of operations or results that might have been achieved had the Distribution, the Acquisition and the Offerings actually occurred on the dates specified. In the opinion of the Company's management, all adjustments necessary to present fairly such unaudited pro forma combined financial data have been made based upon the proposed terms of the Distribution, the Acquisition and the Offerings. No estimates of future cost savings related to administrative consolidations and other efficiencies or economies of scale related to the Acquisition have been reflected in the pro forma statement of operations data. See "The Acquisition," "Use of Proceeds" and "Risk Factors--No Assurance of Successful Integration of Acquired Resorts/Future Acquisitions."

                            VAIL RESORTS, INC.

              UNAUDITED PRO FORMA COMBINED BALANCE SHEET DATA

                            AS OF JUNE 30, 1996

                                      RALSTON  DISTRIBUTION ACQUISITION  OFFERING   COMBINED
                          THE COMPANY RESORTS  ADJUSTMENTS  ADJUSTMENTS ADJUSTMENTS PRO FORMA
                          ----------- -------- ------------ ----------- ----------- ---------
                                                    (IN THOUSANDS)
Cash and cash equiva-
 lents..................   $    531   $  2,724   $           $            $   (72)  $  3,183
Receivables.............      3,599      5,864                                         9,463
Inventories.............      4,687      2,940                                         7,627
Deferred income taxes...      9,500        184                                         9,684
Other current assets....      2,024        748                                         2,772
                           --------   --------   --------    --------     -------   --------
 Total current assets...     20,341     12,460                                (72)    32,729
Property and equipment,
 net....................    199,451    143,461                                       342,912
Real estate held for
 sale...................     66,247     12,392                                        78,639
Investment in joint ven-
 ture...................         --     22,750                  5,323                 28,073
Deferred charges and
 other assets...........      8,876        284                                         9,160
Intangible assets.......     87,544     36,745                122,985                247,274
                           --------   --------   --------    --------     -------   --------
 Total assets...........   $382,459   $228,092   $     --    $128,308     $   (72)  $738,787
                           ========   ========   ========    ========     =======   ========
Accounts payable and
 accrued expenses.......   $ 26,712   $ 15,504   $  5,000    $   (731)    $(1,919)  $ 44,566
Income taxes payable....         81         --                                            81
Payable under Rights....         --         --     50,000                             50,000
Long term debt due
 within one year........         63      1,757                                         1,820
                           --------   --------   --------    --------     -------   --------
 Total current liabili-
  ties..................     26,856     17,261     55,000        (731)     (1,919)    96,467
Long term debt..........    121,703    129,202                 44,041     (83,647)   211,299
Other long term liabili-
 ties...................      9,259      2,191                                        11,450
Deferred income taxes...     39,693     13,348                               (959)    52,082
                           --------   --------   --------    --------     -------   --------
 Total liabilities......    197,511    162,002     55,000      43,310     (86,525)   371,298
Stockholders' equity....    184,948     66,090    (55,000)     84,998      86,453    367,489
                           --------   --------   --------    --------     -------   --------
Total liabilities and
 stockholders' equity...   $382,459   $228,092   $     --    $128,308     $   (72)  $738,787
                           ========   ========   ========    ========     =======   ========

                            VAIL RESORTS, INC.

              UNAUDITED PRO FORMA COMBINED BALANCE SHEET DATA

           SUMMARY OF PRO FORMA ADJUSTMENTS--BALANCE SHEET DATA

 BALANCE SHEET ACCOUNT        NOTE ADJUSTMENT                    JUNE 30, 1996
 ---------------------        ---- ----------                    -------------
                                                                 (IN THOUSANDS)
 DISTRIBUTION ADJUSTMENTS
 Accounts payable and accrued      Accrual of the Option
  expenses...................       Payment                         $ 5,000
                                                                    -------
 Payable under Rights........      Distribution to existing
                                    stockholders                     50,000
                                                                    -------
  Effect on total liabili-
   ties......................                                        55,000
                                                                    =======
 Stockholders' equity........                                       (55,000)
                                                                    =======
 ACQUISITION ADJUSTMENTS
 Investment in joint ven-     (d)  Advance to Keystone JV by
  ture.......................       Foods                             5,323
                                                                    -------
 Intangible assets...........      Allocation of purchase
                              (a)   price                           122,985
                                                                    -------
  Effect on total assets.....                                       128,308
                                                                    =======
 Accounts payable and accrued      Ralston Resorts pension
  expenses...................       liability which will not
                                    be assumed in the
                                    Acquisition                        (731)
                                                                    -------
 Long-term debt..............      Borrowings under the New
                                    Credit Facilities to
                                    refinance debt assumed in
                                    the Acquisition                  34,041
                                   Transaction costs related
                              (b)   to the Acquisition               10,000
                                                                    -------
                                                                     44,041
                                                                    -------
  Effect on total liabili-
   ties......................                                        43,310
                                                                    =======
 Stockholders' equity........      Elimination of Ralston
                                    Resorts stockholder's
                                    equity                          (66,090)
                                   Issuance of shares of
                                    Common Stock to Foods           151,088
                                                                    -------
                                                                     84,998
                                                                    =======
 OFFERINGS ADJUSTMENTS
 Cash........................      Net proceeds of the
                                    Offerings                        88,000
                                   Application of net proceeds
                                    of the Offerings to redeem
                                    the Senior Subordinated
                                    Notes                           (62,647)
                                   Payment of premium on early
                                    redemption of the Senior
                                    Subordinated Notes               (2,506)
                                   Payment of accrued interest
                                    payable on the Senior
                                    Subordinated Notes               (1,919)
                                   Application of net proceeds
                                    of the Offerings to reduce
                                    outstanding borrowings
                                    under the New Credit
                                    Facilities                      (21,000)
                                                                    -------
                                                                        (72)
                                                                    =======
 Accounts payable and accrued
  expenses ..................      Payment of accrued interest
                                    payable on the Senior
                                    Subordinated Notes               (1,919)
                                                                    -------
 Long-term debt..............      Application of net proceeds
                                    of the Offerings to redeem
                                    the Senior Subordinated
                                    Notes                           (62,647)
                                   Application of net proceeds
                                    of the Offerings to reduce
                                    outstanding borrowings
                                    under the New Credit
                                    Facilities                      (21,000)
                                                                    -------
                                                                    (83,647)
                                                                    -------
 Deferred income taxes....... (e)  Tax effect of premium on
                                    early redemption of the
                                    Senior Subordinated Notes          (959)
                                                                    -------
    Effect on total liabili-
     ties....................                                       (86,525)
                                                                    =======
 Stockholders' equity........      Net proceeds of the
                                    Offerings                        88,000
                              (e)  Premium on early redemption
                                    of the Senior Subordinated
                                    Notes (after-tax)                (1,547)
                                                                    -------
                                                                     86,453
                                                                    =======

                            VAIL RESORTS, INC.

         UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA

                   FOR THE YEAR ENDED SEPTEMBER 30, 1995

                               HISTORICAL
                          --------------------
                                      RALSTON   ACQUISITION  OFFERINGS  COMBINED
                          THE COMPANY RESORTS   ADJUSTMENTS ADJUSTMENTS PRO FORMA
                          ----------- --------  ----------- ----------- ---------
                                              (IN THOUSANDS)
Revenues:
  Resort................   $126,349   $125,816    $           $         $252,165
  Real estate...........     16,526      1,778                            18,304
                           --------   --------    -------     -------   --------
    Total revenues......    142,875    127,594                           270,469
                           --------   --------    -------     -------   --------
Operating expenses:
  Resort................     82,305     94,846                           177,151
  Real estate...........     14,983      1,040                            16,023
  Corporate expense.....      6,701         --                             6,701
  Depreciation and amor-
   tization.............     17,968     14,948      3,514                 36,430
                           --------   --------    -------     -------   --------
                            121,957    110,834      3,514                236,305
                           --------   --------    -------     -------   --------
Operating income........     20,918     16,760     (3,514)                34,164
Investment income.......      3,295        --                              3,295
Interest expense........    (19,498)    (9,686)    (2,863)      9,039    (23,008)
Gain (loss) on the dis-
 posal of fixed assets..       (849)       --                               (849)
Other...................      3,291        --                              3,291
                           --------   --------    -------     -------   --------
Income (loss) from oper-
 ations before
 income taxes...........      7,157      7,074     (6,377)      9,039     16,893
(Provision) benefit for
 income taxes...........     (3,875)    (3,147)     1,095      (3,457)    (9,384)
                           --------   --------    -------     -------   --------
Net income..............   $  3,282   $  3,927    $(5,282)    $ 5,582   $  7,509
                           ========   ========    =======     =======   ========
Earnings per common
 share..................                                                $
                                                                        ========
Weighted average common
 shares
 outstanding............
                                                                        ========

                            VAIL RESORTS, INC.

         UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA

                  FOR THE NINE MONTHS ENDED JUNE 30, 1996

                               HISTORICAL
                          --------------------
                                      RALSTON   ACQUISITION  OFFERINGS  COMBINED
                          THE COMPANY RESORTS   ADJUSTMENTS ADJUSTMENTS PRO FORMA
                          ----------- --------  ----------- ----------- ---------
                                              (IN THOUSANDS)
Revenues:
  Resort................   $132,410   $121,962       $          $       $254,372
  Real estate...........     35,714        965                            36,679
                           --------   --------    -------     ------    --------
    Total revenues......    168,124    122,927                           291,051
                           --------   --------    -------     ------    --------
Operating expenses:
  Resort................     77,101     78,831                           155,932
  Real estate...........     31,251        --                             31,251
  Corporate expense.....      3,451        --                              3,451
  Depreciation and amor-
   tization.............     13,590     12,214      2,635                 28,439
                           --------   --------    -------     ------    --------
                            125,393     91,045      2,635                219,073
                           --------   --------    -------     ------    --------
Operating income........     42,731     31,882     (2,635)                71,978
Investment income.......        944        --                                944
Interest expense........    (13,678)    (6,876)    (2,147)     6,780     (15,921)
Gain (loss) on the dis-
 posal of fixed assets..     (2,629)       --                             (2,629)
Other...................       (879)       --                               (879)
                           --------   --------    -------     ------    --------
Income (loss) from
 operations before
 income taxes...........     26,489     25,006     (4,782)     6,780      53,493
(Provision) benefit for
 income taxes...........    (11,226)    (9,968)       821     (2,593)    (22,966)
                           --------   --------    -------     ------    --------
Net income..............   $ 15,263   $ 15,038    $(3,961)    $4,187    $ 30,527
                           ========   ========    =======     ======    ========
Earnings per common
 share..................                                                $
                                                                        ========
Weighted average common
 shares outstanding.....
                                                                        ========

                            VAIL RESORTS, INC.

         UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA

                 FOR THE TWELVE MONTHS ENDED JUNE 30, 1996

                              HISTORICAL
                         --------------------
                                     RALSTON   ACQUISITION  OFFERINGS  COMBINED
                         THE COMPANY RESORTS   ADJUSTMENTS ADJUSTMENTS PRO FORMA
                         ----------- --------  ----------- ----------- ---------
                                             (IN THOUSANDS)
Revenues:
  Resort................  $139,135   $135,070    $           $         $274,205
  Real estate...........    41,017        962                            41,979
                          --------   --------    -------     ------    --------
    Total revenues......   180,152    136,032                           316,184
                          --------   --------    -------     ------    --------
Operating expenses:
  Resort................    88,166     97,117                           185,283
  Real estate...........    34,640        --                             34,640
  Corporate expense.....     5,003        --                              5,003
  Depreciation and
   amortization.........    18,346     16,139      3,514                 37,999
                          --------   --------    -------     ------    --------
                           146,155    113,256      3,514                262,925
                          --------   --------    -------     ------    --------
Operating income........    33,997     22,776     (3,514)                53,259
Investment income.......     1,687        --                              1,687
Interest expense........   (18,334)    (9,217)    (2,863)     9,039     (21,375)
Gain (loss) on the
 disposal of fixed
 assets.................    (3,569)       --                             (3,569)
Other...................       395        --                                395
                          --------   --------    -------     ------    --------
Income (loss) from
 operations before
 income taxes...........    14,176     13,559     (6,377)     9,039      30,397
(Provision) benefit for
 income taxes...........    (6,593)    (5,700)     1,095     (3,457)    (14,655)
                          --------   --------    -------     ------    --------
Net income..............  $  7,583   $  7,859    $(5,282)    $5,582    $ 15,742
                          ========   ========    =======     ======    ========
Earnings per common
 share..................                                               $
                                                                       ========
Weighted average common
 shares outstanding.....
                                                                       ========

                            VAIL RESORTS, INC.

                UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

      SUMMARY OF PRO FORMA ADJUSTMENTS--STATEMENT OF OPERATIONS DATA

                                                                                 NINE     TWELVE
                                                                     YEAR       MONTHS    MONTHS
                                                                     ENDED      ENDED     ENDED
                                                                 SEPTEMBER 30, JUNE 30,  JUNE 30,
 STATEMENT OF OPERATIONS ITEM    NOTE ADJUSTMENT                     1995        1996      1996
 ----------------------------    ---- ----------                 ------------- --------  --------
 ACQUISITION ADJUSTMENTS
 -----------------------
 Depreciation and amortization.. (a)  Amortization of               $ 3,514    $  2,635  $ 3,514
                                      goodwill................
 Interest expense............... (c)  Interest expense on debt assumed in the
                                       Acquisition............        2,863       2,147    2,863
 Provision for income taxes..... (e)  Tax effect of pro forma
                                       adjustments............       (1,095)       (821)  (1,095)
                                                                    -------    --------  -------
  Effect on net income..........                                    $(5,282)   $ (3,961) $(5,282)
                                                                    =======    ========  =======
 OFFERINGS ADJUSTMENTS
 ---------------------
 Interest expense............... (c)  Reduction of interest
                                       expense attributable to
                                       redemption of the
                                       Senior Subordinated
                                       Notes..................      $(7,674)   $(5,756)  $(7,674)
                                 (c)  Reduction of interest
                                       expense attributable to
                                       reduction of borrowings
                                       outstanding under the
                                       New Credit Facilities..       (1,365)     (1,024)  (1,365)
                                                                    -------    --------  -------
                                                                     (9,039)     (6,780)  (9,039)
                                                                    -------    --------  -------
 Provision for income taxes..... (e)  Tax effect of pro forma
                                       adjustments............        3,457       2,593    3,457
                                                                    -------    --------  -------
  Effect on net income..........                                    $ 5,582    $  4,187  $ 5,582
                                                                    =======    ========  =======

                            VAIL RESORTS, INC.

              NOTES TO THE PRO FORMA COMBINED FINANCIAL DATA

(a) The Acquisition of Ralston Resorts by the Company will result in the assets of Ralston Resorts being written up to reflect the purchase price of the transaction. The purchase price of Ralston Resorts will be calculated as the sum of (i) the fair value of the Company's Common Stock that will be issued to Foods, the sole stockholder of Ralston Resorts,
    (ii) the fair value of any liabilities of Ralston Resorts assumed, and
    (iii) the transaction costs incurred by the Company. Under the purchase accounting method, the acquisition cost is allocated to the assets and liabilities acquired based on their relative fair values. The Company has not yet received the results of appraisals and other valuation studies which are in process, nor has it made a final determination of the useful lives of the assets acquired. The Company's preliminary allocation of acquisition cost resulted in an excess of purchase price over the historical basis of net assets acquired of approximately $124 million. For purposes of the pro forma combined financial data, this excess has been allocated to various intangible assets, including goodwill. Amortization expense in the pro forma financial statements has been calculated assuming an amortization period of 35 years.

  When the final purchase price is computed as of the closing date and an actual allocation of the purchase price to the underlying assets acquired is completed, some portion of the excess of purchase price over the historical basis of the net assets acquired may be allocated to specific tangible and intangible assets. Only after the final purchase price has been allocated and the estimated remaining useful lives of the tangible and intangible assets are determined by management will the actual amortization charge associated with the acquired assets of Ralston Resorts become available. The actual allocation of purchase cost and the resulting effect on operating income may differ significantly from the pro forma amounts included herein.

(b) The Company will incur various direct costs and professional fees in connection with the Acquisition which will be paid from borrowings under the New Credit Facilities.

(c) The Senior Subordinated Notes accrue interest at a rate of 12.25%. The average rate of interest under the New Credit Facilities is assumed to be 6.5%.

(d) Foods has made loans to the Keystone JV in the aggregate amount of $5 million. Under the terms of the Acquisition, these loans plus accrued interest receivable thereon of $323,000 will be transferred to Ralston Resorts prior to the closing of the Acquisition.

(e) All adjustments to the unaudited Pro Forma Combined Statement of Operations Data have been tax-effected using the expected statutory rate.

            SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
            (IN THOUSANDS EXCEPT PER SHARE AND PER SKIER DAY DATA)

  The selected consolidated historical financial data presented below have been derived from the Company's and Ralston Resorts' consolidated financial statements and should be read in conjunction with those statements and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other financial information included elsewhere in this Prospectus. The selected consolidated financial data as of and for the nine months ended June 30, 1995 and June 30, 1996 are derived from the unaudited consolidated financial statements also appearing herein, which in the respective opinions of the Company's and Ralston Resorts' management, reflect all adjustments, consisting solely of normal and recurring adjustments, necessary to present fairly the financial position and results of operations and cash flows for the interim periods. The Company's and Ralston Resorts' business is highly seasonal in nature and, as a result, the results for the interim periods are not indicative of the results of operations expected for a full fiscal year. The unaudited pro forma summary combined financial data for the 12 months ended June 30, 1996 give effect to the Distribution, the Acquisition and the Offerings and are derived from the unaudited pro forma financial data presented elsewhere in this Prospectus. See "Pro Forma Financial Data."

                               THE COMPANY

                      PRE-EFFECTIVE DATE (1)                        POST-EFFECTIVE DATE (1)                          PRO FORMA
                     ------------------------ ---------------------------------------------------------------------  COMBINED
                                                                                                          TWELVE      TWELVE
                         YEAR         YEAR                                            NINE MONTHS         MONTHS      MONTHS
                         ENDED       ENDED    FISCAL YEAR ENDED SEPTEMBER 30,       ENDED JUNE 30,         ENDED       ENDED
                     SEPTEMBER 30, OCTOBER 8, --------------------------------- -----------------------  JUNE 30,    JUNE 30,
                       1991 (2)     1992 (2)     1993        1994       1995       1995        1996      1996 (3)      1996
                     ------------- ---------- ----------  ---------- ---------- ----------- ----------- ----------- -----------
                           (UNAUDITED)                                          (UNAUDITED) (UNAUDITED) (UNAUDITED) (UNAUDITED)
STATEMENT OF
 OPERATIONS DATA:
Revenues:
 Resort............    $  97,048    $105,525  $  114,623  $  124,982 $  126,349  $119,624    $132,410    $139,135    $274.205
 Real estate.......        2,601       3,767       4,610      22,203     16,526    11,223      35,714      41,017      41,979
                       ---------    --------  ----------  ---------- ----------  --------    --------    --------    --------
   Total revenues..       99,649     109,292     119,233     147,185    142,875   130,847     168,124     180,152     316,184
Operating expenses:
 Resort............       56,680      63,099      69,749      78,365     82,305    71,240      77,101      88,166     185,283
 Real estate.......        4,282       4,472       5,165      20,341     14,983    11,594      31,251      34,640      34,640
 Corporate expense
  (4)..............        7,939       4,151       6,467       7,160      6,701     5,149       3,451       5,003       5,003
 Depreciation and
  amortization.....        8,389       7,626      13,404      17,186     17,968    13,212      13,590      18,346      37,999
                       ---------    --------  ----------  ---------- ----------  --------    --------    --------    --------
                          77,290      79,348      94,785     123,052    121,957   101,195     125,393     146,155     262,925
Operating income
 from continuing
 operations........       22,359      29,944      24,448      24,133     20,918    29,652      42,731      33,997      53,259
Income (loss) from
 continuing
 operations (after-
 tax) (5)..........           NM          NM        (146)        761      3,282    10,962      15,263       7,583      15,742
Unaudited pro forma
 earnings per
 common share(6)...
Weighted average
 shares outstanding
 (6)...............
OTHER DATA:
Resort
 Resort Revenue....    $  97,048    $105,525  $  114,623  $  124,982 $  126,349  $119,624    $132,410    $139,135    $274,205
 Resort Cash Flow
  (7)..............       40,368      42,426      44,874      46,617     44,044    48,384      55,309      50,969      88,922
 Skier days........        1,969       1,986       2,059       2,056      2,136     2,136       2,228       2,228       4,898
 Resort
  Revenue/skier
  day..............    $   49.29    $  53.13  $    55.67  $    60.79 $    59.15  $  56.00    $  59.43    $  62.45    $  55.98
Real estate
 Revenues from real
  estate sales.....    $   2,601    $  3,767  $    4,610  $   22,203 $   16,526  $ 11,223    $ 35,714    $ 41,017    $ 41,979
 Real estate
  operating profit
  (8)..............       (1,681)       (705)       (555)      1,862      1,543      (371)      4,463       6,377       7,339
 Real estate assets
  (9)..............       16,144      13,091      15,673      42,637     54,858    40,347      66,247      66,247     111,577
BALANCE SHEET DATA
 (AT PERIOD END):
 Total assets......    $ 569,319    $805,881  $  459,131  $  450,018 $  429,628  $418,830    $382,459    $382,459    $738,787
 Long term debt....    1,009,759     376,718     250,566     225,654    191,313   175,153     121,766     121,766     213,119
 Total
  stockholders'
  equity
  (deficit)........     (578,007)    132,102     131,973     162,494    167,694   177,968     184,948     184,948     367,489

                              RALSTON RESORTS

                                                                 NINE MONTHS            TWELVE
                         FISCAL YEAR ENDED SEPTEMBER 30,       ENDED JUNE 30,           MONTHS
                         --------------------------------- -----------------------      ENDED
                            1993        1994       1995       1995        1996     JUNE 30, 1996(3)
                         ----------  ---------- ---------- ----------- ----------- ----------------
                                                           (UNAUDITED) (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Resort................. $   83,717  $  127,676 $  125,816  $112,708    $121,962       $135,070
 Real estate............      2,141       4,979      1,778     1,781         965            962
                         ----------  ---------- ----------  --------    --------       --------
   Total Revenues.......     85,858     132,655    127,594   114,489     122,927        136,032
Operating expenses:
 Resort.................     71,330      94,382     94,846    76,560      78,831         97,117
 Real estate............      1,619       3,837      1,040     1,040         --             --
 Depreciation and
  amortization..........     10,754      14,227     14,948    11,023      12,214         16,139
                         ----------  ---------- ----------  --------    --------       --------
                             83,703     112,446    110,834    88,623      91,045        113,256
Operating income........      2,155      20,209     16,760    25,866      31,882         22,776
Net income (loss).......     (4,090)      8,923      3,927    11,106      15,038          7,859
OTHER DATA:
Resort
 Resort Revenue......... $   83,717  $  127,676 $  125,816  $112,708    $121,962       $135,070
 Resort Cash Flow(7)....     12,387      33,294     30,970    36,148      43,131         37,953
 Skier days.............      1,284       2,568      2,532     2,518       2,656          2,670
 Resort Revenue/skier
  day................... $    65.20  $    49.72 $    49.69  $  44.76    $  45.92       $  50.59
Real estate
 Revenues from real
  estate sales.......... $    2,141  $    4,979 $    1,778  $  1,781    $    965       $    962
 Real estate operating
  profit(8).............        522       1,142        738       741         965            962
 Real estate
  assets(9).............     34,108      39,256     39,582    39,585      40,007         40,007
BALANCE SHEET DATA:
 Total assets........... $  235,611  $  231,362 $  226,240  $227,928    $228,092       $228,092
 Long term debt.........     30,522     130,295    130,053   130,295     130,959        130,959
 Total stockholder's
  equity................    178,477      71,787     67,033    69,368      66,090         66,090

(1) In addition to its resort operations, which are conducted by Vail Associates, the Company also previously owned subsidiaries which were engaged in the communications and beef products businesses. In each year from fiscal 1986 through fiscal 1991, the Company's resort operations experienced growth in Resort Cash Flow. In 1991, due to an inability to service debt incurred in connection with the acquisition of certain assets in the communications business, the Company was forced to seek relief under Chapter 11 of the Bankruptcy Code. On the Effective Date, the Company emerged from bankruptcy pursuant to the Reorganization, which contemplated divestitures of the Company's communications and beef products businesses. Such divestitures were completed in fiscal years 1993 and 1994 and accounted for as discontinued operations. As a result of the transactions that took place on the Effective Date and the related accounting treatment, the Pre-Effective Date financial information is not comparable to the Post-Effective Date financial information. See Note 1 to the Company's consolidated financial statements.

(2) For fiscal 1991, results of operations include only nine months of corporate expense of the Company due to a change in the fiscal year of the Company. The results of Vail Associates for fiscal 1991 and fiscal 1992 have been derived from their separately audited financial statements.

(3) Since the Company and Ralston Resorts experience operating deficits during the last five months of their fiscal years, results of operations for the 12 months ended June 30, 1996 have been presented to report results of a complete business cycle for the Company.

(4) Prior to the Offerings, corporate expense included the costs associated with the Company's holding company structure and overseeing multiple lines of business, including the discontinued operations. Following the Offerings, corporate expense will include certain personnel, tax, legal, directors' and officers' insurance and other consulting fees relating solely to the Company's resort and real estate operations. Corporate expenses are classified as resort operating expenses in the consolidated financial statements of Ralston Resorts. Corporate expense for the 12 months ended June 30, 1996 includes expenses related to the Company's former Chairman and Chief Executive Officer. The Company believes it will realize an annualized savings of $750,000 relating to changes made in corporate management, however this amount has not been reflected in the pro forma summary combined financial data.

(5) Due to the Reorganization discussed in Note 1, income from continuing operations and per share information for fiscal 1991 and fiscal 1992 are not comparable to amounts reported in subsequent fiscal years, and therefore, are not considered meaningful.

(6) Due to the Distribution, the Acquisition and the Offerings, the Company's and Ralston Resorts' historical capital structure is not indicative of its prospective structure upon the closing of the aforementioned transactions. Accordingly, historical earnings per common share is not considered meaningful and has not been presented herein.

(7) Resort Cash Flow is defined as revenues from resort operations less resort operating expenses, excluding depreciation and amortization. Resort Cash Flow is not a term that has an established meaning under generally accepted accounting principles. The Company has included information concerning Resort Cash Flow as it is generally used by investors to evaluate companies in the resort industry. Resort Cash Flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. For information regarding the Company's and Ralston Resorts' historical cash flows, see the Company's and Ralston Resorts' consolidated financial statements included elsewhere in this Prospectus.

(8) Real estate operating profit is defined as revenues from real estate operations less real estate costs and expenses, which includes (i) selling costs, (ii) holding costs, (iii) operating expenses and (iv) the allocation of the capitalized land, infrastructure, mountain improvement and other costs relating to property sold. Real estate costs and expenses exclude charges for depreciation and amortization as the Company has determined that the portion of those expenses allocable to real estate are not significant.

(9) Real estate assets include all land, development costs, and other improvements associated with real estate held for sale and classified as such in the Company's consolidated balance sheet. Real estate assets of Ralston Resorts include investments in real estate joint ventures, real estate held for sale and other developable land.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


NINE MONTHS ENDED JUNE 30, 1996 VERSUS NINE MONTHS ENDED JUNE 30, 1995

  Resort Revenue. Resort Revenue for the nine months ended June 30, 1996 were $132.4 million, an increase of $12.8 million, or 10.7%, compared to the nine months ended June 30, 1995. The increase was attributable primarily to (i) a 4.3% increase in skier days (a 5.3% increase at Vail Mountain and a 1.5% increase at Beaver Creek Mountain), (ii) an increase in effective ticket price (defined as total lift ticket revenue divided by total skier days) ("ETP") from $29.93 to $31.13, or 4.0% and (iii) increases in revenues from ski school, food service, retail, hospitality, brokerage and commercial leasing activities.

  Resort Operating Expenses. Operating expenses from resort operations ("Resort Operating Expenses") were $77.1 million for the nine months ended June 30, 1996, representing an increase of $5.9 million, or 8.2%, as compared to the nine months ended June 30, 1995. As a percentage of Resort Revenue, Resort Operating Expenses declined from 59.6% to 58.2% in the nine months ended June 30, 1996. The increase in Resort Operating Expenses is primarily attributable to (i) increased variable expenses resulting from the increased level of Resort Revenue and skier days in the nine months ended June 30, 1996, (ii) a $2.2 million increase in the accrual for long term incentive compensation associated with the improvement in the operating results of the resorts segment during the nine months ended June 30, 1996, and (iii) an $870,000 increase in marketing expense due to an expansion of direct advertising programs.

  Resort Cash Flow. Resort Cash Flow for the nine months ended June 30, 1996 was $55.3 million, an increase of $6.9 million, or 14.3%, compared to the nine months ended June 30, 1995. Resort Cash Flow as a percentage of Resort Revenue increased to 41.8% for the nine months ended June 30, 1996 as compared to 40.5% for the nine months ended June 30, 1995. The increase in Resort Cash Flow is primarily due to the increase in skier days and ETP as discussed above. The Company's business is highly seasonal in nature and, as a result, Resort Cash Flow for the nine months ended June 30, 1996 is not indicative of the full year's results, since the Company has negative Resort Cash Flow for the last fiscal quarter of the year.

  Real Estate Revenues. Revenues from real estate operations for the nine months ended June 30, 1996 were $35.7 million, an increase of $24.5 million, compared to the nine months ended June 30, 1995. The increase is due primarily to the closings of sales of 28 single family lots in the Strawberry Park development at Beaver Creek Resort in December 1995 and February 1996, which generated $28.5 million in gross proceeds.

  Real Estate Operating Expenses. Real estate operating expenses for the nine months ended June 30, 1996 were $31.3 million, an increase of $19.7 million, compared to the nine months ended June 30, 1995. The increase resulted primarily from the cost of sales and commissions associated with the sale of the Strawberry Park lots which totaled $22.9 million.

  Corporate Expense. Corporate expense decreased by $1.7 million for the nine months ended June 30, 1996 as compared to the nine months ended June 30, 1995. The decrease was primarily due to the inclusion in the nine months ended June 30, 1995, of $1.2 million of compensation expense related to shares of Common Stock granted to the Company's former Chief Executive Officer pursuant to an employment agreement dated October 8, 1992. The shares were earned over the three year period beginning on the date of the employment agreement and ending on October 8, 1995. Accordingly, compensation expense was charged to corporate expense ratably over that period. The remaining decrease was attributable to reductions in payroll expense and other office expenses related to the partial closure of the Company's Denver office as of December 31, 1995.

  Depreciation and Amortization. Depreciation and amortization expense increased by $378,000 for the nine months ended June 30, 1996 over the nine months ended June 30, 1995, primarily due to capital expenditures made in fiscal 1995.

  Interest Expense. During the nine months ended June 30, 1996 and the nine months ended June 30, 1995, the Company recorded interest expense of $13.7 million and $14.8 million, respectively, which relates primarily to the Company's Senior Subordinated Notes, the Industrial Development Bonds, and the Company's existing credit facilities. The decrease in interest expense from the nine months ended June 30, 1995 to the nine months ended June 30, 1996, is attributable to the redemptions of $30 million and $24.5 million in principal amount of Senior Subordinated Notes on December 11, 1995 and February 2, 1996, respectively, offset by call premiums paid in connection with those redemptions. See "Liquidity and Capital Resources."

  Gain (loss) on disposal of fixed assets. The loss on disposal of fixed assets for the nine months ended June 30, 1996 was $2.6 million compared to a gain on disposals of fixed assets of $91,000 for the nine months ended June 30, 1995. The loss for the nine months ended June 30, 1996 consists primarily of a $2.3 million loss on the retirement of the Lionshead gondola, and a $340,000 loss on the Golden Peak chairlift. Both lifts are currently being replaced with upgraded equipment. The gain for the nine months ended June 30, 1995 consists of gains on the disposals of various items, none of which are individually significant.

  Other income (expense). The significant components of other income (expense) for the nine months ended June 30, 1996 are (i) a $725,000 increase in the reserves related to the Company's indemnity to the purchaser of a former subsidiary of the Company, (ii) a $450,000 increase in the estimate of the pension liability related to three founders of the Company and (iii) $373,000 in income related to a favorable retrospective adjustment on a worker's compensation insurance policy of a former subsidiary of the Company. The significant components of other income (expense) for the nine months ended June 30, 1995 are (i) a $1.2 million gain on the sale of securities and (ii) income of $687,000 related to the elimination of reserves for pre-petition bankruptcy claims.

YEAR ENDED SEPTEMBER 30, 1995 ("FISCAL 1995") VERSUS YEAR ENDED SEPTEMBER 30, 1994 ("FISCAL 1994")

  Resort Revenue. Resort Revenue for fiscal 1995 is $126.3 million, an increase of $1.4 million, or 1.1%, compared to fiscal 1994. The increase was attributable primarily to a 3.9% increase in skier days (a 2.7% increase at Vail Mountain and a 7.4% increase at Beaver Creek Mountain), offset by a decline in ETP from $31.29 to $29.93, or 4.5%. The decline in ETP in fiscal 1995 resulted from increased skier days in the early and late season, which have lower ETPs than those in the peak season. The increase in early and late season skiers was due to incentive programs targeted to attract increased corporate groups and skiers from the Denver metropolitan area. In addition, skier days in the peak season, which have higher ETPs, were adversely affected by a number of factors, including (i) an unusually high number of closings of Interstate 70 (the main highway from Denver to Vail) due to adverse weather conditions, and (ii) the December 1994 financial crisis in Mexico, the country of origin of a significant portion of the Company's international guests who typically visit the Company's resorts during the peak season. Following the 1994-95 ski season, the Company, working with state and local agencies, took steps designed to improve snow removal operations on Interstate 70. As a result of these steps, the number and duration of highway closings were significantly reduced during the 1995-96 ski season.

  Resort Operating Expenses. Resort Operating Expenses were $82.3 million for fiscal 1995, representing an increase of $3.9 million, or 5.0%, as compared to fiscal 1994. As a percentage of Resort Revenue, Resort Operating Expenses increased from 62.7% in fiscal 1994 to 65.1% in fiscal 1995. The increase in Resort Operating Expenses is primarily attributable to (i) a $2.0 million increase in marketing expenditures primarily related to increased direct advertising expenditures, (ii) an increase of $1.3 million in expenses related to an expansion of the Company's retail operations, write-downs of obsolete inventory purchased in prior seasons, and costs associated with the implementation of new point of sale inventory system, (iii) an increase of $740,000 in rent and occupancy costs due to the relocation of certain of Vail Associates' offices from Company-owned space in the Town of Vail to leased office space in the Town of Avon and (iv) increased expenses resulting from the increased level of Resort Revenue in fiscal 1995.

  Resort Cash Flow. Resort Cash Flow for fiscal 1995 was $44.0 million, a decrease of $2.6 million, or 5.5%, compared to fiscal 1994. Resort Cash Flow as a percentage of Resort Revenue decreased to 34.9% in fiscal 1995 as compared to 37.3% in fiscal 1994. The decrease in Resort Cash Flow was due to the decline in ETP and increase in Resort Operating Expenses as discussed above.

  Real Estate Revenues. Revenues from real estate operations for fiscal 1995 were $16.5 million, a decrease of $5.7 million, compared to fiscal 1994. The decrease is due primarily to a reduction in the number of closings of residential lot sales in Beaver Creek Resort due to the Company not having significant lots available for sale during the period.

  Real Estate Operating Expenses. Real estate operating costs and expenses for fiscal 1995 were $15.0 million, a decrease of $5.4 million, compared to fiscal 1994 due to lower costs of sales associated with the reduced amount of lot sales activity.

  Corporate Expense. Corporate expense decreased $459,000 in fiscal 1995 as compared to fiscal 1994 due primarily to lower salary and service costs.

  Depreciation and Amortization. Depreciation and amortization expense from continuing operations increased $782,000 in fiscal 1995 as compared to fiscal 1994, primarily as a result of the capital expenditures made during fiscal 1994.

  Interest Expense. During fiscal 1995, the Company recorded interest expense of $19.5 million, which relates primarily to the interest on the Company's Senior Subordinated Notes and the Industrial Development Bonds and revolving credit facilities of Vail Associates. See "--Liquidity and Capital Resources." The decrease in interest expense from $22.5 million during fiscal 1994 to $19.5 million during fiscal 1995 relates primarily to the redemption of the Company's Senior Secured Notes on September 29, 1994 and the redemption of $24.9 million principal amount of Senior Subordinated Notes on December 15, 1994.

  Other Income (Expense). The significant components of other income (expense) for the nine months ended June 30, 1995 are (i) income of $1.6 million related to the elimination of a liability related to the Company's obligation to a medical research foundation, (ii) a $1.2 million gain on the sale of securities and (iii) income of $687,000 related to the elimination of reserves for pre-petition bankruptcy claims.

YEAR ENDED SEPTEMBER 30, 1994 ("FISCAL 1994") VERSUS PERIOD OCTOBER 9, 1992 THROUGH SEPTEMBER 30, 1993 ("FISCAL 1993")

  Resort Revenue. Resort Revenue for fiscal 1994 were $125.0 million, an increase of $10.4 million, or 9.0%, compared to fiscal 1993. The increase was attributable primarily to (i) an 8.2% increase in skier days at Beaver Creek Mountain (partially due to the acquisition of Arrowhead), (ii) an increase in ETP from $30.61 to $31.29 or 2.2%, (iii) increases in revenues associated with ski school, food service, and retail operations, (iv) a $1.4 million increase in revenues from the Pines Lodge, a 60 room luxury hotel, due to inclusion of a full year of its operation in fiscal 1994 versus four months of operation in fiscal 1993 and (v) the inclusion of revenue from ski operations at Arrowhead from November 30, 1993 (the date of its acquisition by the Company). These increases were partially offset by a 2.7% decline in skier days at Vail Mountain particularly during the Christmas holiday and early January periods.

  Resort Operating Expenses. Resort Operating Expenses were $78.4 million for fiscal 1994, representing an increase of $8.6 million, or 12.4%, as compared to fiscal 1993. As a percentage of Resort Revenue, Resort Operating Expenses increased from 60.9% in fiscal 1993 to 62.7% in fiscal 1994. The increases in Resort Operating Expenses is primarily attributable to (i) increased expenses resulting from the increased level of Resort Revenue in fiscal 1994, (ii) an increase in overhead expenses related to the Company's planned expansion of its retail operations, (iii) an increase of $900,000 in expenses related to the Pines Lodge, due to inclusion of a full year of its operation in fiscal 1994 versus four months of operation in fiscal 1993 and (iv) the inclusion of expenses related to the ski operations at Arrowhead. See "Note 4 to the Company's Consolidated Financial Statements."

  Resort Cash Flow. Resort Cash Flow for fiscal 1994 was $46.6 million, an increase of $1.7 million, or 3.9%, compared to fiscal 1993. Resort Cash Flow as a percentage of Resort Revenue decreased to 37.3% in fiscal 1994 as compared to 39.1% in fiscal 1993.

  Real Estate Revenues. Revenues from real estate operations for fiscal 1994 were $22.2 million, an increase of $17.6 million, compared to fiscal 1993. The increase is due primarily to an increase in the number of closings of residential lot sales in Beaver Creek Resort.

  Real Estate Operating Expenses. Real estate operating costs and expenses for fiscal 1994 were $20.3 million, an increase of $15.2 million, compared to fiscal 1993 related to the increase in cost of sales associated with the increase in closings of residential lot sales.

  Corporate Expense. Corporate expense increased $693,000 in fiscal 1994 as compared to fiscal 1993. This increase resulted primarily from lower corporate reimbursements from a former affiliate of the Company, offset by reductions in insurance expenses and other cost cutting measures. See "Note 3 to the Company's Consolidated Financial Statements."

  Depreciation and Amortization. Depreciation and amortization expense increased $3.8 million in fiscal 1994 as compared to fiscal 1993 primarily as a result of the capital expenditures made during fiscal 1993 and the acquisition of Arrowhead during fiscal 1994.

  Interest Expense. During fiscal 1994, the Company recorded interest expense from continuing operations of $22.5 million as compared to $26.3 million in fiscal 1993. The decrease in interest expense relates primarily to the redemption of $160.8 million of Senior Secured Notes on July 9, 1993. See "Liquidity and Capital Resources." In addition, approximately $4.0 million of interest expense was charged to income from discontinued operations during each of fiscal years 1993 and 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically provided funds for debt service, capital expenditures and acquisitions through a combination of cash flow from operations, short term and long term borrowings and sales of real estate.

  At September 30, 1995, the Company had outstanding $117.2 million of Senior Subordinated Notes maturing on June 30, 2002. On December 11, 1995 and February 2, 1996, the Company redeemed principal amounts of $30.0 million and $24.5 million, respectively, of the Senior Subordinated Notes. At June 30, 1996, the outstanding principal amount of Senior Subordinated Notes was $62.6 million. The Company will use a portion of the net proceeds from the Offerings to redeem all of the remaining outstanding Senior Subordinated Notes.

  The Company has $41.2 million of outstanding Industrial Development Bonds issued by Eagle County, Colorado which accrue interest at 8% per annum and mature on August 1, 2009. Interest is payable semi-annually on February 1 and August 1. The Company has provided the holder of these bonds a debt service reserve fund of $3.3 million, which has been netted against the principal amount for financial reporting purposes.

  The Company has received a commitment from NationsBank of Texas, N.A., as agent (the "Agent"), to provide financing for the Acquisition and the working capital needs of the Company upon the closing of the Acquisition. The New Credit Facilities ("New Credit Facilities") will provide for debt financing up to an aggregate principal amount of $340 million. The New Credit Facilities are comprised of (i) a $175 million Revolving Credit Facility ("Revolving Credit Facility"), (ii) a $115 million Tranche A Term Loan Facility ("Tranche A") and (iii) a $50 million Tranche B Term Loan Facility (together with the Tranche A, the "Term Loan Facilities"). The Term Loan Facilities will be used to refinance a portion of the $165 million of debt assumed in connection with the Acquisition. The Revolving Credit Facility matures on April 15, 2003. The minimum amortization under the Term Loan Facilities will be $11.5 million, $14.0 million, $19.0 million, $21.5 million, $26.5 million, $31.5 million, and $41 million during fiscal years ending September 30, 1998, 1999, 2000, 2001, 2002, 2003, and 2004, respectively. The Company will also be required to make mandatory amortization payments under the Term Loan Facilities with excess cash flow, proceeds from asset sales, and proceeds from equity and debt offerings.

  The New Credit Facilities require that no more than $125.0 million in the aggregate be outstanding under the Revolving Credit Facility for a period of 30 consecutive days during each fiscal year, which includes April 15. The proceeds of the loans made under the Revolving Credit Facilities may be used to fund the Company's working capital needs, capital expenditures and other general corporate purposes, including the issuance of letters of credit.

  Resort capital expenditures for the nine months ended June 30, 1996 were $8.3 million. Investments in real estate for the nine months ended June 30, 1996 were $22.3 million, which included $4.6 million of mountain improvements (such as ski lifts and snowmaking equipment) which are related to real estate development but will also benefit resort operations. For the remaining three months of fiscal 1996, the Company plans to make (i) additional resort capital expenditures of approximately $12 million and (ii) additional investments in real estate of approximately $34 million, which will include approximately $5 million in mountain improvements which are related to real estate operations but will also benefit resort operations. The primary projects included in resort capital expenditures for fiscal 1996 are (i) the new Lionshead gondola,
(ii) the creation of the Eagles Nest non-ski activity center and (iii) the allocated cost of the new retail, restaurant and skier service facilities to be created in the renovated Golden Peak base facility. The primary projects included in investments in real estate for fiscal 1996 are (i) the renovation of the Golden Peak base facility, including a new high speed quad chairlift,
(ii) infrastructure related to Bachelor Gulch Village, including a new high speed quad chairlift and related snowmaking equipment, (iii) construction related to the Beaver Creek Village Center, the majority of the related expenses of which will be recouped during fiscal 1996 from the third party developer of the project and certain homeowner, community and governmental organizations, (iv) infrastructure related to Arrowhead Village and (v) infrastructure related to the Strawberry Park development in Beaver Creek Resort. The Company plans to fund capital expenditures and investments in real estate for the balance of fiscal 1996 and the beginning of fiscal 1997 with borrowings under the Credit Facilities.

  The Acquired Resorts intend to make capital expenditures in the amount of $9 million during the remainder of the fiscal year ended September 30, 1996. See "The Acquisition."

  In connection with the Distribution, the Company will make payments aggregating $55 million, which it estimates will be made in December 1996 and June 1997. The Company will fund payments made under the Distribution from proceeds of the Real Estate Contracts.

  Based on current levels of operations and cash availability, the Company believes that it will be able to satisfy its debt service and capital expenditure requirements from cash flow from operations, borrowings under the New Credit Facilities.

  The Company believes that inflation during the past three years has had little effect on its results of operations and that any impact on costs has been largely offset by increased pricing.

                                   BUSINESS

GENERAL



  Vail Resorts is the premier mountain resort operator in North America. The Company operates Vail Mountain, the largest single ski mountain complex in North America, and Beaver Creek(R) Mountain, one of the world's premier family-oriented mountain resorts (together with Vail Mountain, the "Existing Resorts"). The Company is one of the most profitable resort operators in the ski industry due to its attractive guest demographics, favorable weather and snowfall conditions, ability to attract both destination resort guests and day travelers from local population centers and proximity to both Denver International Airport and Vail/Eagle County Airport. In addition to resort operations, the Company owns substantial real estate, from which it derives significant strategic benefits and cash flow. In July 1996, the Company entered into an agreement to acquire the Breckenridge, Keystone and Arapahoe Basin mountain resorts (the "Acquired Resorts") and significant related real estate interests and developable land (the "Acquisition") . Following the Acquisition, the Company will be uniquely positioned to attract a broad range of guests due to its diverse skiing terrain, varied price points and numerous activities and services. As the Company's five resorts are located within 50 miles of each other, the Company will be able to offer guests the opportunity to visit each resort during one vacation stay and participate in common loyalty programs. For the 12 months ended June 30, 1996 (which includes the Company's entire 1995-96 ski season), the Company's Resort Revenue and Resort Cash Flow, pro forma for the Acquisition, were $274.2 million and $88.9 million, respectively. Management believes that the Company's Resort Revenue and Resort Cash Flow, pro forma for the Acquisition, are greater than that of any other mountain resort company in the world.

INDUSTRY

  There are approximately 800 ski areas in North America, which during the 1994-95 ski season generated a total of approximately 70 million skier days. There are approximately 520 ski areas in the U.S., which during the 1994-95 ski season generated approximately 53 million skier days. These resorts range from small ski resort operations, which cater primarily to day skiers from nearby population centers, to larger resorts which, given the scope of their operations and their accessibility, are able to attract both day skiers and destination resort guests who are seeking a comprehensive vacation experience. While the day skier tends to focus primarily on lift ticket price and round-trip travel time, destination travelers tend to make their choices based on the number of amenities and activities offered, as well as the perceived overall quality of the vacation experience. As a result, destination guests generate significantly higher Resort Revenue per skier day than day skiers.

  Within the United States, regional distribution of skier days is estimated to be as follows: Northeast (11.3 million); Southeast (4.7 million); Midwest (6.9 million); Rocky Mountain (18.4 million); and Pacific West (11.3 million). The 25 ski areas located in Colorado currently account for over 21% of total skier days in the United States, up from 16.4% in 1984. While total skier days generated by all United States resorts have increased by a total of 2% since the 1985-86 ski season, skier days generated by Colorado ski areas have grown by more than 25% during the same period. During the same time period, skier days at the Existing and Acquired Resorts increased by 39% and 29%, respectively. The Company believes that the primary reasons for Colorado's growth relative to the rest of the United States include the quality of the ski areas located in the state, the accessibility of its resorts from major transportation centers and the relatively favorable climate of the Rocky Mountains. The Existing Resorts' share of the total skier days generated by mountain resorts located in Colorado has grown from 17.7% in 1986 to 19.4% in 1996.

  The Company believes that it will benefit from certain trends and developments which should favorably impact the North American ski industry, including (i) advances in ski equipment technology ("fat" skis and specially shaped skis) which facilitate learning and make the sport easier to enjoy, thereby increasing an individual's days skied per year and overall years of skiing, (ii) the rapid growth of snowboarding, which is increasing youth participation in "on-snow" sports, (iii) a greater focus on leisure and fitness and (iv) a growing interest among affluent families in purchasing second homes in mountain resort communities.

  Snowboarding has energized interest in "on-snow" sports, primarily among males between the ages of 13 and 24. According to the National Sporting Goods Association (the "NSGA"), the number of snowboarders in the U.S. has increased from 1.5 million in 1990 to 2.4 million in 1995, an increase of almost 10% per year. U.S. skier days attributable to snowboarders have increased an average of 17% per year over the past three years and snowboarders are currently estimated to represent 14% of all U.S. skier days. With international markets believed to be experiencing similar growth rates, snowboarding is among the fastest growing sports in the world. Recently, the International Olympic Committee designated snowboarding as a demonstration event at the 1998 Winter Olympic Games. Management believes that the growth in snowboarding has had a positive impact on the ski industry and will continue to be an important source of lift ticket, ski school, retail and rental revenue growth for the Company. Management believes that the growth in snowboarding among children and teens, who influence family vacation decisions, will allow the Company to attract additional family-oriented destination guests. Consequently, the Company intends to position itself as an industry leader in the creation of snowboard attractions, programs and events.

  The mountain resort industry is in a period of consolidation as the cost of the infrastructure required to maintain competitiveness has increased, thereby enhancing the position of larger and better capitalized resort owners. The number of U.S. ski resorts has declined from approximately 709 in 1986 to 520 in 1995 and, based on industry estimates, the number of mountain resorts is expected to decline further, as the majority of mountain resorts lack the infrastructure, capital and management capability to compete in this multi-dimensional and service-intensive industry. At the same time, the high cost of mountain resort development and environmental restrictions have prevented new resorts from being created. Since Beaver Creek Mountain opened in 1980, only one other major ski facility has opened in the United States. Despite this consolidation, the ski industry remains highly fragmented, with no one resort operator accounting for more than 10% of the United States' 53 million skier days. The Company believes that the consolidation trend in the mountain resort industry will continue, and the Company intends to actively pursue acquisition opportunities which provide attractive investment returns.

EXISTING RESORTS

 VAIL MOUNTAIN

  Opened in 1962, Vail Mountain is the largest and most popular single ski mountain complex in North America, offering over 4,100 acres of unique and varied ski terrain, spanning approximately 20 square miles. Included in this complex is the largest network of high speed lifts in the world, a top-rated ski school and a wide variety of dining and retailing establishments. Vail Mountain is ideally suited for all levels of skiers as it has a balanced distribution of beginner, intermediate and advanced terrain. Perhaps no single physical attribute defines Vail Mountain better than the Back Bowls. More than seven miles wide, the Back Bowls are one of the most distinctive terrain features found at any ski mountain in North America and offer some of the finest skiing in the world. Along with comprehensive snowmaking capabilities, Vail Mountain receives "dry," dependable snowfall due to its central Rocky Mountain location and, in its 34th season, attracted over 1.65 million skier days, the highest number of skier days of any North American ski mountain and a new record for Vail Mountain. For the last eight years, Vail Mountain has been rated the number one ski resort in United States by the Snow Country magazine survey.

  While Vail Mountain provides the largest and most varied ski terrain of any North American mountain resort, the Company has received approval (subject to appeal) from the Forest Service for infrastructure development of bowl skiing terrain within its current permit area known as Category III. Category III will add approximately 2,000 additional acres of ski terrain to the Back Bowls, including 850 acres of new trails and an additional 1,150 acres of undisturbed gladed skiing, increasing the ski terrain on Vail Mountain by approximately 50%. The terrain's high, north facing location typically yields extremely reliable snow conditions and should allow for earlier and later ski season operations than Vail's existing Back Bowls which face south. Although management believes that the completion of this terrain expansion will significantly increase the number of skier days at Vail Mountain, particularly in the early and late season non-peak periods, there can be no assurance that such an increase will be achieved. See "Business--Growth Initiatives."

  For the 1996-97 ski season, Vail Mountain will have a total of 26 lifts, including ten high speed quads and a new high speed custom-designed gondola, constituting the largest network of high speed lifts in the world. Based on Vail Mountain's existing terrain and lift network, the theoretical capacity on the mountain is 19,900 skiers at one time. During the 1995-96 ski season, the average skiers per day on Vail Mountain was approximately 9,500, with only three days out of a 173 day ski season having over 16,000 skiers.

  The Company has also consistently improved and expanded guest amenities on Vail Mountain. The Company currently owns and operates 15 on-mountain food service establishments as well as 21,650 square feet of retail and commercial space located throughout the mountain and at the three primary access points-- Golden Peak, Vail Village and Lionshead. While Vail Mountain is already viewed as one of the premier destination mountain resorts in North America, the Company has commenced several projects which will continue to improve mountain operations, expand guest services and provide the Company with additional retail and restaurant venues. See "Business--Growth Initiatives" and "Business--Resort Operations--Food Service."

  BEAVER CREEK MOUNTAIN

  Beaver Creek Mountain, located ten miles west of Vail Mountain, consists of the Beaver Creek, Arrowhead and Bachelor Gulch ski areas, and for the 1996-97 ski season will include 1,530 acres of ski terrain. The Company acquired Beaver Creek Mountain in 1972 and opened the ski facilities during the 1980-81 ski season. In 1993, the Company expanded Beaver Creek Mountain by acquiring significant privately owned ski terrain and development property at Arrowhead and Bachelor Gulch. This purchase allowed the Company to (i) develop a European style village-to-village ski experience which will interconnect, through ski lifts and ski trails, the three distinct ski areas, (ii) add significant intermediate terrain, (iii) improve skier distribution patterns across Beaver Creek Mountain and (iv) add mountain infrastructure capable of supporting anticipated skier growth. Like Vail Mountain, Beaver Creek Mountain benefits from "dry" dependable snowfall in addition to excellent snowmaking capabilities. Since its opening, Beaver Creek Mountain has increased its skier days from 111,746 in 1980-81 to 576,249 in the 1995-96 ski season, making it one of the fastest growing mountain resorts in North America. Despite achieving rapid growth over a sustained period of time, Beaver Creek Mountain currently operates at an average of one-third of its theoretical skier capacity. Prior to the completion of the interconnect referred to above, the theoretical skier capacity on Beaver Creek Mountain was 9,800 skiers at one time. During the 1995-96 ski season, the average skiers per day on Beaver Creek Mountain was approximately 3,500, with only six days out of a 150 day ski season having over 7,000 skiers. Management believes that the success of Beaver Creek Mountain has resulted from its unique combination of ambience, architecture and a variety of groomed and natural terrain providing world-class skiing which appeals to Beaver Creek Mountain's family-oriented destination guests. For the 1996-97 ski season, Beaver Creek Mountain will operate 14 lifts, including five high speed quads. The Company also owns and operates seven on-mountain restaurants as well as 15,650 square feet of retail/commercial space, strategically located on and at the base of Beaver Creek Mountain. The Company has commenced several projects that will continue to improve mountain operations, expand guest services and provide the Company with additional owned retail and restaurant venues. See "Business--Growth Initiatives" and "Business--Resort Operations--Food Service."

  One of the primary factors in the growth of Beaver Creek Mountain has been an increase in resort lodging. Beaver Creek Resort has grown from only 500 residential units and no hotels in 1985 to nearly 1,480 residential units and private homes and 471 hotel rooms as of January 1, 1996. In addition to the significant growth taking place in Beaver Creek Resort, there has been substantial development in the surrounding communities of Avon, Edwards, Eagle and Gypsum, providing substantial additional, moderately-priced, resort lodging. The Company anticipates the substantial resort lodging growth to continue from the buildout of the Bachelor Gulch Village and Arrowhead Village resort communities, both of which offer unique slopeside development opportunities due to the Company's fee simple ownership of the mountain land, and from the significant development taking place in the surrounding communities. See "Business--Real Estate."

 PROJECTS UNDER CONSTRUCTION


    During the next 24 months, the Company's Existing Resort operations will undergo a period of significant expansion as numerous projects under construction are completed.

  Village-to-Village Skiing--For the 1996-97 ski season, Vail Resorts will complete the first step in introducing a European style village-to-village ski experience by connecting (through ski lifts and ski trails) three distinct ski areas--Beaver Creek, Bachelor Gulch and Arrowhead. The interconnect of these three areas will increase the contiguous ski terrain on Beaver Creek Mountain by 330 acres or 30%. The Company has incorporated architectural, food and retail themes in the development plans of Bachelor Gulch Village and Arrowhead Village which are distinct from Beaver Creek Village and from each other.

            [DEPICTION OF VILLAGE-TO-VILLAGE SKIING TO BE INSERTED]

  Golden Peak(TM)--Construction is underway on the redevelopment of Golden Peak, which will revitalize and replace the base facility at one of Vail Mountain's primary access points. Improvements include the construction of a new 83,000 square foot base lodge which will include approximately 21,000 square feet of restaurant and retail space, including the Company's first restaurant offering apres ski and evening dining proximate to Vail Village, and approximately 22,000 square feet of ski school, ticketing and skier service facilities. The redevelopment will replace the existing Golden Peak lift with an extended high speed quad lift with more than double the capacity of the existing lift, balance skier flow at the base of Vail Mountain and provide a direct connection to the Back Bowls. Other components of the Golden Peak project include six luxury condominiums, a private 148 space parking garage and club facility and substantial site and transportation improvements. Due to their convenient location adjacent to both the Vail Village and the Ford Park Amphitheater, the Company believes that, following the redevelopment, Golden Peak's retail and restaurant facilities will generate significant revenues both in the evening and throughout the year. Construction on Golden Peak is scheduled to be completed during the 1996-97 ski season at a total cost anticipated to be $31.5 million. The Company has executed contracts for the sale of the six condominiums for an aggregate sales price of $24.2 million (representing an average price per saleable square foot of $1,000). In addition, the Company expects to generate an additional $6 million (approximately $4.3 million of which is already under contract) from the sale of private parking privileges and access to club facilities.

               [ARTIST RENDERING OF GOLDEN PEAK TO BE INSERTED]

  One Beaver Creek--Construction has begun and is expected to be completed during 1997 on a new mixed use retail, restaurant, skier service and condominium project at the base of the primary access lift to Beaver Creek Mountain. The Company was involved in the planning and design of this project, which is being developed by a third party. The project will include 18 condominium units, 17,260 square feet of retail and restaurant space, and

10,847 square feet of ski school, ticketing and skier service facilities. The Company has contracted to purchase all the retail, restaurant, ski school, ticketing and skier service facilities from the developer at a price approximating cost, which is significantly below fair market value. The cost of this purchase will be financed primarily from proceeds the Company received from the sale of the land to the developer. The One Beaver Creek project will include substantial improvements in pedestrian access to Beaver Creek Mountain through the installation of outdoor escalators integrated with the new retail, restaurant and skier service facilities and will constitute a substantial step toward the completion of Beaver Creek Village. Due to its convenient location within Beaver Creek Village, the Company believes that, following its development, One Beaver Creek will generate significant revenues both in the evening and throughout the year.

             [ARTIST RENDERING OF ONE BEAVER CREEK TO BE INSERTED]

  Beaver Creek Village Center--Construction has begun on this multi-phase, multi-year project that will be completed in stages beginning in 1997. The completion of the Village Center development will add significantly to the ambiance, character and amenities of Beaver Creek Resort. The project is expected to include a year-round outdoor ice skating rink surrounded by 13,000 square feet of retail and restaurant space, a 518 seat performing arts center, a new transportation center, a 423 space parking garage and additional resort lodging, including approximately 78 condominium and townhouse units and a 45 unit timeshare project to be developed by a major international hotel operator. The Company was involved in the planning and design of this project, which is being developed by a third party. A substantial portion of the common improvements are being paid for by homeowner, community and governmental organizations. The Company has contracted to purchase all of the retail and restaurant space from the developer at a price approximating cost, which is significantly below fair market value. The cost of this purchase will be financed primarily from proceeds the Company received from the sale of the land to the developer. After development, the Company will also own 166 parking spaces in the newly created parking garage. The Village Center development will complete the retail core of Beaver Creek Village and is expected to result in a substantial increase in pedestrian traffic throughout Beaver Creek Village, which also should benefit the Company's existing restaurant and retail operations. Due to its convenient location within Beaver Creek Village and adjacent to the performing arts center and ice rink, the Company believes that, following its development, the restaurant and retail operations in the Village Center development will generate significant revenues for the Company in the evening and throughout the year.

       [ARTIST RENDERING OF BEAVER CREEK VILLAGE CENTER TO BE INSERTED]

  Lionshead/Eagle's Nest(TM) Gondola--A new state-of-the-art custom designed high speed gondola will replace the current Lionshead gondola during the summer of 1996. Lionshead is one of three primary access points to Vail Mountain. The gondola will travel from Lionshead to the Eagle's Nest mountain facility, which is located at the top of the western side of Vail Mountain. The capacity of the new gondola will be 2.5 times that of the current gondola. The cabins will be oversized for twelve passengers and will include amenities such as cushioned seating, heat and lights. The new gondola will allow for nighttime operation and will provide evening access to Eagle's Nest and Game Creek Club(TM). This gondola improvement, in conjunction with the new high speed chairlift being installed at Golden Peak, will increase high speed access lift capacity to Vail Mountain by over 50%.

         [DEPICTION OF LIONSHEAD/EAGLE'S NEST GONDOLA TO BE INSERTED]

  Eagle's Nest Improvements--The first major non-ski activity center on Vail Mountain will open for the 1996-97 ski season at Eagle's Nest. Activities offered will include (i) snowboard parks and related attractions, (ii) sledding and tubing with lifts for uphill transport, (iii) ice skating, (iv) snowmobile tours and (v) a children's snowpark. New facilities at Eagle's Nest and at the base of the gondola will include an 80 seat bar, a 170 seat pizzeria and a 300 seat outdoor sundeck serviced by both the bar and an outdoor kitchen. Management believes that the improvements to Eagle's Nest will allow the Company to offer its guests a more diversified vacation experience and increase Resort Revenue per skier day.

               [ARTIST RENDERING OF EAGLE'S NEST TO BE INSERTED]

  Game Creek Club--In addition to evening dining options at Eagle's Nest, the Company will offer gourmet dinners at the Game Creek Club. Built in 1996 at a cost of approximately $7 million, Game Creek Club is the premier dining facility on Vail Mountain, available to members for lunch during the ski season and open to the general public for dinners throughout the year. A similar dinner operation at Beano's Cabin(TM) on Beaver Creek Mountain generated revenues of $3.3 million in fiscal 1995. The construction cost of Game Creek Club is being financed primarily by the sale of club memberships. As of August 31, 1996, 215 out of a total of 395 available memberships in Game Creek Club have been sold for total proceeds of $6.8 million.

                 [DEPICTION OF GAME CREEK CLUB TO BE INSERTED]

  Bachelor Gulch Village(TM)--The Company is currently completing its master plan for the development of 746 dwelling units in Bachelor Gulch Village. In addition, zoning for Bachelor Gulch Village includes approximately 68,000 square feet of retail, restaurant and commercial space. Infrastructure development commenced in 1994 and is expected to be substantially completed by 1998. During the summer of 1995 and the winter of 1996, 94 single-family homesites (averaging approximately two acres each) were contracted for sale at prices aggregating approximately $73 million (an average of approximately $776,000 per homesite). All 94 homesites were sold in a lottery format because demand significantly exceeded the number of homesites available for sale. The Company is in discussions with developers regarding the sale of multi-family and cluster homesite parcels. See "Business--Real Estate."

       [ARTIST RENDERING OF BACHELOR GULCH VILLAGE TO BE INSERTED]

  Arrowhead Village--The Company's current development activities in Arrowhead are focused on the development of Arrowhead Village, a 218-unit staged development centered around an alpine club. The proposed Arrowhead Alpine Club is expected to be a 79,000 square foot facility containing 23 condominiums, 16,200 square feet of spa and athletic training space and 9,200 square feet of restaurant, retail and skier service facilities. The Company is currently pre-selling condominiums and Arrowhead Alpine Club memberships. In Arrowhead Village, developers have commenced construction on 44 residential units on land purchased from the Company. In addition, multi-family parcels zoned for an additional 42 residential units have been sold to developers with construction scheduled to begin in the Spring of 1997. See "Business--Real Estate."

            [ARTIST RENDERING OF ARROWHEAD VILLAGE TO BE INSERTED]

 PROJECTS IN DEVELOPMENT

  Category III--The Company has received approval (subject to appeal) to begin construction to expand its renowned Back Bowls by approximately 2,000 additional acres into an area known as Category III. Category III is expected, at completion, to include three lifts, numerous trails and mountain infrastructure and two restaurants. The opening of Category III will increase the ski terrain on Vail Mountain by approximately 50%, including significant terrain offering intermediate and advanced bowl and gladed skiing, which will further improve skier distribution on Vail Mountain. With over 50% of the guests at Vail Mountain classified as intermediate skiers, Category III represents a significant expansion in non-expert bowl skiing for these skiers. Category III will also offer better snow conditions in the early and late season due to its northern exposure. See "Risk Factors--Forest Service Permits."

  Lionshead Redevelopment--The Company is currently planning the redevelopment of its owned property in Lionshead, together with related properties owned by third parties. Current plans contemplate more than 200 luxury hotel rooms, a significant number of condominiums and timeshare units, significant additions to restaurant and retail space, an employee housing complex, an office facility (intended to be used for Vail Mountain's administrative and operations functions) and a convention center. The redevelopment of Lionshead will require certain approvals from, and a cooperative partnership with, the Town of Vail and there can be no assurance that the Company will receive such approvals or cooperation.


ACQUIRED RESORTS

BRECKENRIDGE

  Breckenridge Mountain, located approximately 85 miles west of Denver and 40 miles east of Vail Mountain, is North America's second most popular ski area, trailing only Vail Mountain in skier days. Breckenridge's skier days reached
1.35 million during the 1995-96 ski season, a new record for Breckenridge Mountain. Breckenridge offers over 2,023 acres of skiing on four different mountain peaks, including open bowl skiing and excellent beginner and intermediate ski terrain. Breckenridge's mountains are interconnected by a network of 18 lifts, including four high speed quad chairlifts. Breckenridge currently operates four on-mountain food service establishments and 3,030 square feet of on-mountain retail and commercial space, a relatively modest scope of operations in comparison to the Existing Resorts. The Company believes there are improvements which can be made to Breckenridge Mountain which will contribute to further growth in skier days and Resort Revenue, including (i) an upgrade of certain older lift equipment and the addition of new high speed quads, which will reduce lift lines and improve on-mountain skier circulation, (ii) a significant expansion of the mountain's snowmaking coverage to ensure a better early and late season ski product and (iii) an expansion of the Company's ski school, food service, retail and rental operations. The Company will own certain strategic land parcels at the base of Breckenridge Mountain and in the Town of Breckenridge which are currently in the planning stages for significant residential and commercial development.

  The Breckenridge mountain resort benefits significantly from its location adjacent to the Town of Breckenridge, a restored 140 year old Victorian mining town which has over 20,000 beds, over 70 restaurants and bars and over 130 shops. Significant apres ski activities and extensive bed base have made Breckenridge an attractive destination to national and international destination guests. The Company anticipates significant additional resort lodging growth will be fueled by third party developers as well as by the development of the Company's owned properties, (see "Acquired Resorts--Real Estate").

KEYSTONE

  Keystone Mountain, located approximately 70 miles west of Denver and 15 miles from Breckenridge, is North America's third most popular mountain resort, achieving 1.06 million skier days during the 1995-96 ski season. Comprised of three mountains and interconnected by a network of 19 lifts, including two high speed gondolas and three high speed quad chairlifts, Keystone provides over 1,739 skiable acres suited to a wide variety of skier ability levels. Keystone has the largest and most advanced snowmaking capability of any Colorado mountain resort with snowmaking coverage extending over 49% of Keystone's skiable acreage. As a result, Keystone is typically among the first mountain resorts in the nation to open each season and is one of the last to close. Keystone also provides the largest single-mountain night skiing experience in North America. With 13 lighted trails covering 2,340 vertical feet from the summit to the base, Keystone offers a 12 1/2 hour ski day allowing day guests to customize their ski day and providing destination guests the opportunity to ski on arrival days. Keystone is a planned family-oriented community which offers a variety of year round activities, the majority of which will be operated by the Company, including 20 on-mountain and in-valley restaurants and 24,522 feet of on-mountain and in-valley retail and rental stores. Planned upgrades to Keystone Mountain include (i) for the 1996-97 ski season, the construction of $5 million of snowboarding related improvements, including a snowboard park, representing the first time snowboarders will be allowed on Keystone Mountain and a significant opportunity for Keystone to capture a share of this growing market and (ii) for the 1997-98 ski season, the installation of a new high speed quad access lift from one of the resort's major base areas.

  The Keystone JV is developing a significant portion of the Keystone Resort, and expects to add up to 3,400 residential and lodging units and up to 318,000 square feet of retail and restaurant space over the next 20 years. The Company believes that the build-out of this real estate will result in increased skier days and Resort Revenue per skier day and will significantly increase the number of higher revenue destination guests at Keystone Resort (see "Acquired Resorts--Real Estate").

ARAPAHOE BASIN

  Arapahoe Basin is the highest ski area in North America, offering over 486 acres of skiing with a summit elevation of 13,050 feet. This high elevation allows for the longest ski season in Colorado, with the mountain remaining open well into June and even as late as August. During the 1995-96 ski season, Arapahoe Basin had 241,435 skier days. Arapahoe Basin has a rustic flavor and offers limited amenities, primarily targeting the skiing enthusiast with advanced intermediate to expert ski terrain. The Company is currently reviewing the possibility of adding snowmaking facilities to Arapahoe Basin, which would improve conditions during the traditional ski season and allow the Company to offer year round skiing, which it believes would be a popular attraction to the numerous summer tourists in Colorado.

ACCESSIBILITY

  Given their close proximity to Vail/Eagle County Airport ("Vail/Eagle Airport") and the recently-completed Denver International Airport ("DIA"), all of the Company's five resorts are easily accessible to national and international destination resort guests, as well as to day travelers from the Denver metropolitan area. The Vail/Eagle Airport is located within 25 miles of Beaver Creek and reasonably accessible to the Acquired Resorts and can accommodate large jet aircraft from major metropolitan areas. The Company estimates that approximately 35% of the destination guests arriving at the Existing Resorts currently arrive through Vail/Eagle Airport, up from only 3% in 1990. The Company estimates that approximately 60% of the destination guests traveling to the Existing Resorts and a similar percentage of the destination guests traveling to the Acquired Resorts arrive through DIA.

  Over the last six years, the Company has worked closely with the nation's major airlines to significantly improve accessibility to its resorts through Vail/Eagle Airport. As a result of these efforts, the number of daily non-stop flights, total seats, major airlines and cities served by Vail/Eagle Airport have increased significantly. The Company expects that Vail/Eagle Airport will continue to expand its operations and offer more direct flights to more North American cities. In the spring of 1996, American Airlines announced plans to add four daily flights to the Vail/Eagle Airport, as well as two additional flights per week from Miami International Airport, representing a total of approximately 73,000 additional annual seats, a 44% increase in total airline seats from the 1995-96 ski season. Furthermore, the Company continues to work with the major airlines to increase both direct and connecting international flights into Vail/Eagle Airport. Presently, guests from major cities located in Europe, South America, Mexico, New Zealand, Australia and the Pacific Rim can conveniently fly to the Vail Valley with only a single stopover or connection through a major U.S. city. The Company believes that its proximity to Vail/Eagle Airport provides it with a significant competitive advantage relative to other North American destination ski resorts. In order to induce major air carriers to offer flights from new cities to the Vail/Eagle Airport, the Company has entered into agreements guaranteeing a minimum seat occupancy. The Company made no payments under these agreements during fiscal 1995 and 1996 and has made no material payments under the agreements during the last five years.

  As of September 30, 1996, scheduled flights to the Vail/Eagle Airport for the 1996-97 ski season are as follows:

                                            NUMBER OF FLIGHTS     NUMBER OF SEATS
    CARRIER                CITY                 PER WEEK            PER SEASON
    -------                ----             -----------------     ---------------
American            Dallas/Fort Worth              23                  65,800
American                 Chicago                   15                  42,864
American                  Miami                     3                   8,084
American                 New York                   1                   2,820
American                  Newark                    7                  21,244
American               Los Angeles                  7                  21,244
Delta                    Atlanta                    7                  20,340
Northwest          Minneapolis/St. Paul             9                  28,690
Northwest                Detroit                    2                   6,460
United                    Denver                   28                  42,944
United                 Los Angeles                 28                   9,592
Western Pacific      Colorado Springs              28                  14,760
                                                   ---                -------
                                                   151                284,842*
                                                   ===                =======

- --------

* Compares to approximately 164,000 seats during the 1995-96 ski season.

WEATHER, SNOWMAKING AND GROOMING

  Given their location in the Colorado Rocky Mountains, Vail Mountain and Beaver Creek Mountain receive some of the most reliable snowfall experienced anywhere in the world, averaging approximately 340 inches of annual snowfall over the last 20 years, which is significantly in excess of the average for all ski resorts in the Rocky Mountains for such period.

  Despite the natural snowfall described above, the Company continues to invest in the latest technology in snowmaking systems and actively acquires additional water rights, which has allowed it to offer its guests more predictable and consistent conditions, particularly during the early and late ski season. During 1995, the Company doubled its snowmaking capacity on Vail Mountain and purchased water rights sufficient to enable a further doubling of snowmaking capacity in the future. For the 1996-97 ski season, the Company will increase snowmaking capacity on Beaver Creek Mountain by 60% and, with the addition of a new reservoir planned for completion in 1997, will further increase snowmaking capacity on Beaver Creek Mountain by an additional 100%. For the 1996-97 ski season, approximately 800 acres of the Company's ski terrain will be covered by snowmaking. In addition, the Company has extensive snowgrooming equipment, including the largest fleet of snowcats in the world.

  The Acquired Resorts are also located in the Colorado Rocky Mountains and receive consistent and reliable natural snowfall which has averaged in excess of 255 inches over the last 20 years. In addition to abundant natural snowfall, the Acquired Resorts have made a significant investment in snowmaking technology and equipment. Keystone Resort currently has the largest and most advanced snowmaking system in Colorado, enabling it to manufacture snow using less water and at warmer temperatures than other mountain resorts. With the ability to cover approximately 49% of the mountain, including trails accessible from each lift, with snow, Keystone has consistently been one of the first resorts in Colorado to open each ski season. Breckenridge's snowmaking system currently has the capacity to cover 360 acres and management plans to upgrade the existing snowmaking system and increase capacity to cover an additional 180 acres for the 1997-98 season. While Arapahoe Basin does not currently possess snowmaking capability, as the highest lift-served mountain in the United States, Arapahoe Basin enjoys abundant natural snowfall and a favorable climate which typically allows Arapahoe Basin to offer a longer ski season than any other mountain resort in Colorado.

  The Company's snowmaking capabilities and diversity of activities and services has mitigated the effects of fluctuations in yearly snowfall. The chart below illustrates the Company's historical ability to increase Resort Revenue at the Existing Resorts despite fluctuations in annual snowfall.



                             [GRAPH APPEARS HERE]

CUSTOMERS

  The Company's customers are primarily comprised of worldwide resort destination guests and, to a lesser extent, day skiers from the Front Range, the Vail Valley and Summit County. For the 1995-96 ski season, the Company believes that destination guests represented 77% of total skier days at the Existing Resorts and 69% of total skier days at the Acquired Resorts, for a combined average of 73%.

  By offering diverse vacation experiences and services at a variety of price points, the Existing and Acquired Resorts attract a broad guest population with complementary demographic profiles, allowing the Company to compete for a wide array of potential customers. The following chart highlights that while the Existing Resorts attract a more affluent guest with a higher relative concentration from the Northeast and Western United States, the Acquired Resorts attract a more price sensitive consumer with a relative higher concentration from the Southern and Midwestern United States. In addition, while international guests at the Existing Resorts have a higher relative concentration from Mexico and South America, international guests at the Acquired Resorts have a higher relative concentration from Europe (particularly the United Kingdom) and Australia/New Zealand.

                   COMPARISON OF CUSTOMER DEMOGRAPHICS

ANNUAL INCOME OF SKIERS*

                                                               EXISTING ACQUIRED
                                                               RESORTS  RESORTS
                                                               -------- --------
      Less than $50,000.......................................   29.0%    41.1%
      $50,000 - $100,000......................................   23.2%    35.1%
                                                                ------   ------
      Less than $100,000......................................   52.2%    76.2%
      $100,000 - $200,000.....................................   24.0%    16.5%
      Greater than $200,000...................................   23.8%     7.3%
                                                                ------   ------
      Greater than $100,000...................................   47.8%    23.8%
      Total...................................................  100.0%   100.0%
                                                                ======   ======

GEOGRAPHIC ORIGIN OF DESTINATION SKIERS**

                                                               EXISTING ACQUIRED
                                                               RESORTS  RESORTS
                                                               -------- --------
      South...................................................   26.6%    28.4%
      Northeast...............................................   24.5%    17.0%
      Midwest.................................................   22.8%    33.2%
      International...........................................   12.7%    12.5%
      West....................................................   11.7%     6.4%
      Non-Colorado Rocky Mountains............................    1.7%     2.5%
                                                                ------   ------
                                                                100.0%   100.0%
                                                                ======   ======

GEOGRAPHIC ORIGIN OF INTERNATIONAL SKIERS**

                                                               EXISTING ACQUIRED
                                                               RESORTS  RESORTS
                                                               -------- --------
      United Kingdom..........................................   34.4%    43.4%
      Mexico/South America....................................   22.6%     3.9%
      Canada..................................................   15.1%    11.8%
      Europe..................................................   16.1%    23.7%
      Australia/New Zealand...................................    8.6%    13.2%
      Other...................................................    3.2%     4.0%
                                                                ------   ------
                                                                100.0%   100.0%
                                                                ======   ======

- --------

 * Based upon mountain surveys conducted by RRC Associates at the Existing and Acquired Resorts during the 1995-96 ski season.

** Based upon mountain surveys conducted by RRC Associates at the Existing
   Resorts during the 1995-96 ski season and at the Acquired Resorts during the 1994-95 ski season.

  Although the Company's resorts accommodate a wide range of budgets and attract guests from different regions of the country and the world, both the Existing Resorts and the Acquired Resorts attract family-oriented guests who tend to generate higher and more diversified revenues per guest than day skiers from local population centers. Forty-seven percent of the guests at the Existing Resorts visited with their families during the 1995-96 ski season.

  International guests, who tend to have longer average stays and higher vacation expenditures than other destination guests, accounted for approximately 13% of the Existing Resorts' destination skier days during the 1995-96 ski season, an increase from 5% in fiscal 1988. The Company believes that this growth was partially attributable to the prestige gained by, and the promotional opportunities resulting from, the Existing Resorts' hosting of the 1989 World Alpine Ski Championships, which had an estimated worldwide television viewership of over 300 million people. The Company anticipates a further increase in international visits will result when it hosts the 1999 World Alpine Ski Championships. As the first North American site to host the event twice, the Company will use the occasion to promote both the Existing Resorts and the Acquired Resorts to further increase its penetration of the international market. Breckenridge Mountain has excellent relationships with European tour operators, a primary factor behind the Acquired Resorts' international guests representing 13% of its destination skier days. The Company intends to expand these relationships to further promote the Existing Resorts throughout Europe.


  Consistent with the trends in the overall ski market, snowboarders represent the fastest growing segment of the Company's guest demographic. The Company believes that, for the 1995-96 ski season, snowboarders represented 11% of the total skier days at the Existing Resorts and 15% at the Acquired Resorts (excluding Keystone which will first offer snowboarding for the 1996-97 ski season). The Company is committed to promoting snowboarding as an exciting outgrowth of traditional skiing. As an example of this commitment, the Company has upgraded the snowboard facilities at the Existing Resorts, published trail maps for the convenience of snowboarders and created additional trails, half-pipes and other varied terrain to attract snowboarders. For the 1996-97 ski season, Keystone Mountain will complete construction of $5 million in snowboarding related improvements, including a snowboarding park. Furthermore, the ski schools at the Acquired Resorts have added extensive snowboarding instruction to their schedules, and these classes have become one of the fastest growing lesson products offered in the industry. The Company believes that snowboarding, which is easier to learn and excel at than skiing, will continue to increase the Company's skier days.

  The Company believes that the Existing and Acquired Resorts are well positioned to respond to the needs presented by the industry trends toward family vacationers, conference attendees, international travelers and snowboarders, while at the same time attracting guests from differing economic and geographic backgrounds. By marketing to different economic and geographic consumers, the Company intends to minimize competition among the resorts for the same guest dollar while providing the opportunity to cross-market the Existing and Acquired Resorts. The Company believes that it has been successful at providing an exceptional vacation experience to its guests as evidenced by the fact that for the 1995-96 ski season over 75% of the guests at the Existing Resorts and approximately 50% of the guests at the Acquired Resorts, were return visitors.



RESORT OPERATIONS

  The Company derives Resort Revenue from a wide variety of sources, including lift ticket sales, ski school, equipment rental, retail stores, restaurants, travel reservation services, lodging, property, club and conference management, real estate brokerage, licensing and sponsorship activities, recreational activities (including golf and tennis facilities) and property, club and conference management.

  The Company's ability to appeal to a broad spectrum of guests and offer a wide selection of activities and services has enabled the Company to generate Resort Revenue per skier day at the Existing Resorts that is among the highest in the industry and approximately 53% higher than the average Resort Revenue per skier day of all ski areas in the United States. Set forth below is a chart outlining the Resort Revenue per skier day at both the Existing and Acquired Resorts for fiscal 1995 and the 12 months ended June 30, 1996, and a comparison to industry averages for the 1994-95 ski season.



                             [GRAPH APPEARS HERE]

  Lift ticket revenue represents the single largest revenue source at both the Existing and Acquired Resorts. While lift ticket revenue at the Existing Resorts increased 23% over the last five years, non-lift ticket revenue increased 72% over the same time period and currently represents over 50% of Resort Revenue. The Company expects non-lift ticket revenue will continue to grow at a greater rate than lift ticket revenue as a result of the ongoing expansion of the activities and services it provides.

 REVENUES FOR THE 12 MONTHS ENDED JUNE 30, 1996 ($  EXISTING ACQUIRED
                   IN THOUSANDS)                    RESORTS  RESORTS   TOTAL
 -------------------------------------------------  -------- -------- --------
Lift Ticket Revenue................................ $ 69,307 $ 64,361 $133,668
Non-Lift Ticket Revenue............................   69,828   70,709  140,537
                                                    -------- -------- --------
Total Resort Revenue............................... $139,135 $135,070 $274,205
                                                    ======== ======== ========

  The Company believes there are selected opportunities to increase non-lift ticket revenue at the Acquired Resorts. While overall non-lift ticket revenue represents 50% of total Resort Revenue at the Acquired Resorts due to the extensive hospitality operation at Keystone Resort, activities such as ski school are far less developed than they are at the Existing Resorts, and operations such as retail and food service at Breckenridge Mountain are very modest. In addition to creating new activities at the Acquired Resorts, the Company intends to implement a number of the operating strategies currently in place at the Existing Resorts, such as incentivized selling techniques and cross marketing programs, to increase guest participation in Company operated activities.

  Lift Ticket Revenue ($133.7 million of revenue for the 12 months ended June 30, 1996, pro forma for the Acquisition ("Pro Forma LTM Revenue")). The Existing Resorts' favorable demographics and world class resort facilities have enabled the Company to achieve premium ticket pricing. The Company's lead ticket price, which for the 1995-96 ski season was $48 a day, is among the highest in the industry. To maximize skier volume during non-peak periods and attract certain segments of the market, the Company also offers a wide variety of incentive ticket programs, including season passes, student rates, group discounts and senior discounts.

Depending upon anticipated levels of skier demand at various times throughout the ski season, the Company sells lift tickets at reduced prices. The Company engages in sophisticated yield management analysis to maximize its ETP which was $31.13 for the 1995-96 ski season, and among the highest in the industry. Over the past ten fiscal years, the Company has been able to increase its ETP at an average of 4.1% per year.

  The Acquired Resorts ETP for the 1995-96 season was $24.19. The Company believes that the differential in ETP between the Acquired Resorts and the Existing Resorts is partially a result of different guest demographics. The Company intends to introduce a "five mountain pass" allowing guests to ski at any one of the Company's five resorts which the Company believes will increase the perceived value of its lift tickets.

  Ski School ($33.3 million of Pro Forma LTM Revenue). The Company believes that the Vail/Beaver Creek Ski School(TM) is the largest (1,288 instructors), most profitable ski school in the world and has a higher guest participation rate than any other ski school in the world. The Vail/Beaver Creek Ski School has achieved revenue growth of 53% since 1991. Future growth is expected to stem in part from the significant growth in the sport of snowboarding, for which the ski school has qualified instructors, and technological advances currently taking place in alpine skiing equipment.

  The success of the ski school comes from (i) personalizing and enhancing the guest vacation experience, (ii) creating new teaching and learning systems (many of which have historically been purchased from the Company by the Professional Ski Instructors of America and adopted as the standard for the industry), (iii) introducing innovative teaching methods for children, including separate children's centers, mountain-wide attractions, themed entertainment and teaching systems geared toward specific age groups, and (iv) continually creating new techniques to react to technological advances in ski/snowboard equipment.

  Another differentiating characteristic of the Vail/Beaver Creek Ski School is its commitment to instructor training procedures and customer service. In addition to ski technique, instructors are trained to match teaching methodologies to individual learning styles. Each instructor is trained in sports psychology and the latest sports performance enhancement techniques. Customer service is continually reviewed and improved as the result of feedback from customers. The Company has adopted a pay incentive program to reward instructors based on guest satisfaction and repeat students.

  Breckenridge and Keystone also have significant ski school operations which on a combined basis include more than 900 full and part-time instructors. During the 1995-96 ski season, the Breckenridge and Keystone ski schools achieved a 8.0% guest participation rate versus a rate of 11.8% at the Company's Existing Resorts. The Company believes that by implementing strategies similar to those utilized at its Existing Resorts, such as incentive compensation programs and new lesson products, it can increase ski school participation rates at the Acquired Resorts.

  Food Service ($37.7 million of Pro Forma LTM Revenue). Food service is a key component in providing a satisfying guest experience and has been an important source of revenue growth for the Company. The Company believes that by owning and operating both on-mountain and base area restaurants, it can better ensure the quality of products and services offered to its guests, as well as capture a greater percentage of the guest's vacation expenditures. The strategies with respect to its food service operations include (i) focusing growth in venues which allow for food service throughout the day and throughout the year, including breakfast, lunch, apres-ski, dinner, evening entertainment, group functions and summer/non-ski season operations, (ii) creating unique themed environments to maximize guest enjoyment and revenue opportunities, (iii) further expanding on-mountain seating, (iv) offering affordable family lunchtime and evening dining and entertainment, (v) continuing to create additional private clubs and restaurants which are financed through memberships and the sale of related real estate and (vi) continuing affiliations with institutions such as Johnson and Wales, one of the largest culinary and restaurant management schools in the world. The large number of food service facilities operated by the Company allows it to improve margins through large quantity purchasing agreements and sponsorship relationships.


  The Company's restaurant operations range from full service sit-down restaurants to trailside express food outlets and offer a wide variety of cuisine. The Company operates 19 restaurants on Vail Mountain and 11 restaurants on Beaver Creek Mountain and in Beaver Creek Village. The Company currently has indoor seating capacity on Vail Mountain of 3,136 (which will be increased to 3,717 for the 1996-97 ski season). On Beaver Creek Mountain the Company currently has 1,449 indoor seats.

  Over the next 24 months, the Company intends to open a number of new food service facilities, each of which will be themed and provide apres ski, nighttime and off-season dining. These facilities are as follows:

                         INDOOR OUTDOOR
RESTAURANT               SEATS   SEATS       LOCATION                 DESCRIPTION
- ----------               ------ -------      --------                 -----------
Vail Mountain
 Eagle's Nest Bar*......   80     300   Eagle's Nest       Mountain top setting with excep-
                                                           tional views; accessed by Vail's
                                                           new high speed gondola; serving
                                                           drinks and finger foods; open for
                                                           lunch, dinner, apres ski and eve-
                                                           ning entertainment.
 Eagle's Nest Pizze-      170       0   Eagle's Nest       Mountain top setting with excep-
  ria*..................                                   tional views; accessed by Vail's
                                                           new high speed gondola; seating
                                                           in old gondola cars amid vintage
                                                           ski equipment; serving pizza;
                                                           open for lunch, dinner, apres
                                                           ski.
 Cucina Riva*...........  215     176   Golden Peak        Slope-side northern Italian din-
                                                           ing featuring a display kitchen
                                                           and located within easy walking
                                                           distance of Vail Village; open
                                                           year round for breakfast, lunch,
                                                           dinner, apres ski.
 Wreck Room*............  116       0   Golden Peak        Located on the lower level of the
                                                           Golden Peak base lodge; designed
                                                           to accommodate children and ski
                                                           groups; offering casual dining in
                                                           a relaxed setting; open for
                                                           breakfast, lunch, dinner and
                                                           apres ski.
 Game Creek Club*.......  191      76   Game Creek Bowl    Set amid Vail's Game Creek Bowl,
                                                           this nighttime adventure restau-
                                                           rant is accessed by sleigh or
                                                           snowcat from a pick-up point at
                                                           the top of Vail's new gondola.
                                                           Already open for lunch, this fa-
                                                           cility will now also be open for
                                                           dinner and special events.
Beaver Creek Mountain
 One Beaver Creek**.....  --      --    Base of Centennial Slope-side dining with signifi-
                                        Lift               cant outdoor seating located ad-
                                                           jacent to large retail plaza,
                                                           Beaver Creek Village and the
                                                           Hyatt hotel; open for breakfast,
                                                           lunch, dinner and apres ski.
 Village Center**.......  --      --    Beaver Creek       Located adjacent to the ice rink
                                        Village            and Beaver Creek performing arts
                                                           center; open for breakfast,
                                                           lunch, dinner, apres ski.

- --------

 * New for 1996-97 ski season

** New for 1997-98 ski season. Seating to be determined.

  Keystone operates almost all of the food service facilities available to guests at the Keystone Resort, with 12 on-mountain restaurants totaling 3,200 indoors seats in addition to eight in-valley restaurants. Keystone has the only two AAA Four Diamond fine dining restaurants in Summit County, including the highest on-mountain dining facility in North America. Open for dinner year round, these establishments are popular among resort guests and have a significant following among residents and visitors to the greater Summit County as well. As a popular year round resort, Keystone generates significant food service revenues throughout the non-ski season, including substantial banquet revenues from groups utilizing Keystone's conference center facility. The Company expects to further expand its food service operations, including the addition of a number of new restaurants, as the Company exercises its option to lease commercial space developed by the Keystone JV (see "Acquired Resorts--Real Estate").

  Breckenridge owns and operates four on-mountain restaurants totaling only 1,090 indoor seats and as a result achieved only $1.54 in mountain food service revenue per skier day during the 1995-96 season. This compares to $5.37 in mountain food service revenue per skier day achieved by the Existing Resorts during the same season. Due to Breckenridge's lack of on-mountain dining options, most Breckenridge guests dine at food establishments located in the town of Breckenridge which are owned and operated by third parties. Management believes there is a substantial opportunity to expand dining operations at Breckenridge and capture a significantly greater percentage of its guest food expenditures.

  Arapahoe Basin owns a 700 seat cafeteria style restaurant located at the base of the mountain and a 260 seat limited service lunch facility located at the mountain's mid-station.




  Hospitality ($31.5 million of LTM Pro Forma Revenue). The Company's hospitality operations are designed to offer the Company's guests a full complement of quality resort services and provide the Company with additional sources of revenue and profitability. These operations include reservations, tour and travel operations, lodging and property, club and conference center management.

  The Existing Resort's reservation center provides the Company's guests with information and access to the full complement of the resorts' services and activities. The center handles over 90,000 calls per year and is capable of booking and selling airline and ground transportation, lodging, lift tickets, ski school and most other Vail Valley activities, earning commissions on each third party sale. The Acquired Resorts operate two full service reservations operations, Keystone Reservations and "Reservations for the Summit". Keystone Reservations handles over 330,000 calls per year and is capable of booking and selling discounted airline tickets, rental cars, ground transportation, condominium/hotel accommodations, lift tickets, ski lessons, ski rentals, dinner reservations and recreation activities prior to a guest's arrival at the resort. "Reservations for the Summit" provides a similar range of services for Summit County as a whole, handling over 50,000 calls per year. The Acquired Resorts believe that 97% of Keystone's overnight guests (representing approximately $39 million in sales) and an additional 1.2% of Summit County overnight guests (representing $3 million in sales) use these reservation services.

  Both the Existing Resorts' reservation center and "Reservations for the Summit" are relatively new operations, which the Company believes will continue to grow as the operations mature. Following the Acquisition, the Company believes that a significant opportunity exists to expand the Company's central reservation operations, by (a) creating preferred relationships with major travel companies, (b) increasing purchases of bulk air and large blocks of room nights, (c) capitalizing on the growth of the Company's customer database, (d) expanding the variety of activities and services offered and (e) improving cross-selling of the Company's activities and services, particularly prior to the guest's arrival at the resort.

  The Company's property management operation seeks to utilize the Company's hospitality expertise through the first class management of lodging properties owned by both the Company and third parties. The Company currently manages 13 properties, including hotels, timeshare projects and condominiums. The Company believes that its substantial historical investment in this operation will allow for growth at attractive margins as new properties are brought under management. One source of new properties for this operation will be the continued development of the Company's real estate throughout the Vail Valley. In certain situations, such as the Pines Lodge in Beaver Creek Resort (a 60 room luxury hotel), the Company will purchase properties whose financial performance can be improved through the Company's property management operation.

  The Acquired Resorts' property management operations are primarily conducted at Keystone Resort where the Acquired Resorts have property management contracts representing approximately 85% of the Keystone Resort bed base. Property management services performed by the Acquired Resorts includes rental management of 855 condominiums and homes, maintenance services to non-renting unit owners, and association management services to condominium associations. In fiscal 1996, property management activities generated more than 179,000 room nights at Keystone Resort. The Company believes the scope of property management operations at Keystone provides a number of important advantages including the ability to set quality standards for rental unit participants, ensuring guests receive a consistent lodging product and providing the reservation operations with significant lodging inventory. The Company expects the property management operations to continue to expand as it secures contracts on the additional condominiums and homes developed by the Keystone JV and third party developers. See "Business--Real Estate".

  The Company will own and operate the Keystone Conference Center, which hosts the second largest number of winter and summer resort conventions in Colorado. With meeting facilities totaling 32,500 square feet and capable of accommodating groups of up to 1,800, the Keystone Conference Center draws groups throughout the year and is typically sold-out during the non-ski season. In fiscal 1996, the Keystone Conference Center hosted over 670 groups, generating more than $3 million of banquet food service revenues and 82,000 room nights at the resort. Additionally, the Company believes that over 90% of the conference center attendees utilize the Acquired Resorts' recreational facilities and activities, including skiing, golf, tennis and horseback riding. The Company is presently reviewing plans to add 25,000 square feet of exhibit space to the Keystone Conference Center, which would allow it to accommodate the significant excess demand which it currently experiences. In addition to the Keystone Conference Center, the Acquired Resorts own and operate the 152 room Keystone Lodge, a member of Preferred Hotels & Resorts Worldwide, and operate The Inn at Keystone, a hotel, meeting and banquet facility, under a management contract.




  The Company is also active in the creation and management of private membership clubs, which allows the Company to provide high-end services and amenities to its upper income guest, and evening dining options and other services and activities to its overall guest population. The Company's current clubs include (i) the Beaver Creek Club, which offers members luncheon privileges at Beano's Cabin (which is open to the general public for dinner) and certain golf, tennis and skiing amenities, (ii) Game Creek Club, which offers members luncheon privileges and will be open to the general public for dinner commencing with the 1996-97 ski season, and (iii) the Passport Clubhouse at Golden Peak(TM), which, when completed, will provide members with a reserved parking space, concierge services, a private dining facility and locker and club facilities at the base of Vail Mountain. In addition to using membership sales to defray and in some cases entirely pay for the cost of construction, the Company earns management fees for overseeing club operations. The Company intends to create selected additional clubs over the next five years, including the Arrowhead Alpine Club at Arrowhead Village and a mountain club to be located in Bachelor Gulch Village similar to Beano's Cabin. These clubs allow the Company to add to its restaurant operations and related skier service and retail operations, at a relatively modest capital cost.

  Retail/Rental Operations ($13.9 million in Pro Forma LTM Revenue). The Company's retail division operates all on-mountain locations and selected base area locations. Over the last six months, the Company has taken several steps to significantly expand the scope of its retail and rental operations in order to maximize Resort Revenue and Resort Cash Flow derived from these activities. This expansion will increase retail space from 32,000 square feet in fiscal 1996 to 40,300 for fiscal 1997 and 59,000 square feet for fiscal 1998.

  The Company's on-mountain retail locations offer ski accessories (i.e., hats, gloves, sunglasses, goggles, warmers), snack food and selected logo merchandise, all in locations which are conveniently located for skiers. Off-mountain, the Company operates both ski equipment rental and retail locations. The Company's retail operations typically feature Company or resort-related logo merchandise and products of the Company's sponsors. The Company's rental operations offer a wide variety of ski and snowboard equipment for daily and weekly use. The Company intends to utilize certain locations within the Company's newly created leasable space as new retail and rental operations, while continuing to maintain a significant presence of third party tenants.

  The Acquired Resorts have significant retail and rental operations at Keystone Resort, both in the base area and on-mountain. Base area operations include seven venues covering 24,522 square feet with a mix of ski/snowboard retail and rental products. For the 1996-97 ski season, the Acquired Resorts will operate one retail shop at Breckenridge Mountain and one at Arapahoe Basin. The Company intends to significantly expand on- mountain and base area retail operations at Breckenridge.

  Commercial Leasing Operations. The Company owns significant on-mountain and base area restaurant, retail and commercial space at both Vail Mountain and Beaver Creek Mountain. The Company operates all on-mountain space and leases a portion of its base area space to third parties. The strategy of the Company's leasing operation is to secure the commercial locations adjacent to its resorts for retail, restaurant and entertainment venues and carefully select the appropriate tenant mix for these locations to provide a high quality and diverse selection of retailers and restauranteurs. The Company anticipates a significant expansion in its owned commercial space over the next two years. Upon the completion of One Beaver Creek and Beaver Creek Village Center, the Company's leasable restaurant and retail space will increase from 39,179 square feet to 69,439 square feet. These projects will also include the creation of a "Rockefeller Center" style year-round ice skating rink and a 518 seat performing arts theater in the center of Beaver Creek Village which management believes, in combination with the additional square footage, will bring the entire village to the critical mass necessary to serve as a new destination for shopping in the Vail Valley. The Company currently owns 23,973 square feet of retail and restaurant space at the base of Vail Mountain and has 20,889 square feet of additional such space under construction and expected to be completed prior to the 1996-97 ski season. The information set forth above excludes the Company's on-mountain retail, restaurant and commercial space. See "Business-- Growth Initiatives."

  The Acquired Resorts currently have limited commercial leasing operations. The Company, through the Keystone JV, will significantly expand its commercial leasing operations (which currently leases 18,500 square feet of commercial space to third parties) through its development activities at Keystone Resort. In addition, the Company intends to retain commercial space created by the Company's development activities at Breckenridge Mountain.

  Licensing and Sponsorship. An important part of the Company's business strategy is to leverage its brand name by (i) entering into sponsorship relationships and strategic alliances with world-class business partners, (ii) building its logo and licensing business and (iii) gaining national and international exposure through the hosting of special events. The Company's leading industry position coupled with the demographics of its customer base make it an attractive partner. Examples of the Company's sponsors include (i) FILA, which is supplying the Company's employee ski uniforms over a six-year period and has launched a line of clothing using the Vail name and logo (ii) Chevy Trucks, which provides the Company with mountain vehicles and national marketing exposure, and (iii) Pepsi, which, among other things, provides substantial marketing benefits. The Company's sponsorship arrangements typically have a three to five year term and provide benefits in the form of cash payments, expense reductions, capital improvements and/or marketing exposure. The Company has licensed the use of its trademarks to over one hundred companies for a variety of products such as apparel and sunglasses. While the terms of each license agreement vary, such agreements generally are for a two-year term and provide for the payment by the licensee of quarterly royalty payments ranging from 6% to 8% of the gross wholesale price of the licensed goods.

  The Acquired Resorts do not currently have significant revenues from licensing and sponsorship activities. The Company plans to extend existing licensing and sponsorship relationships across the brand names of the Acquired Resorts and create new relationships which leverage the exposure the Company can offer corporate sponsors to almost five million winter skier days and numerous summer visitors.

  Vail and Beaver Creek Mountains are frequently the sites of special events and promotions. In addition to hosting annual World Cup Skiing and World Cup Biking events, Vail Mountain and Beaver Creek Mountain have collectively been chosen as the site for the 1997 World Cup Skiing Finals and the 1999 World Alpine

Skiing Championships, an event previously hosted by Vail in 1989, marking the first time a North American site has been selected twice. These events give the Company significant international exposure. TV viewership in Europe for World Cup Skiing and the World Alpine Skiing Championships is estimated to be in excess of 250 million viewers. These events will be organized by and co-hosted with the Vail Valley Foundation, a non-profit foundation whose mandate is to bring international sporting and cultural events to the Vail Valley. The Foundation provides significant funding, volunteers and liability assumption in conjunction with such events. The Company's facilities are also the site of numerous skiing, snowboarding and music events sponsored by corporations. These events generate revenue for the Company through sponsorship fees and increased skier traffic, as well as provide national and international brand exposure through television and advertising campaigns. The Company also owns an interest in an events production company, Eclipe Television and Sports Marketing, LLC, which creates and produces made-for-TV events.

 Brokerage

  The Company's real estate brokerage operations are conducted through a joint venture in which the Company has a 50% interest. The joint venture was created in June 1994 to facilitate the merger of the Company's brokerage operations, Vail Associates Real Estate, Inc., with the brokerage operations of Slifer, Smith and Frampton, which combined the two largest brokerage operations in the Vail Valley. The joint venture has a large share of both first time developer sales and resales throughout the Vail Valley, creating both a significant source of profitability and a valuable source of information in planning and marketing the Company's real estate projects. The joint venture will continue to benefit from its position as the preferred provider of brokerage services to all of the Company's future development projects. In addition to profit distributions from the joint venture, the Company will directly receive certain override payments on all brokerage revenue from sales of its own property. Brokerage operations at Keystone are operated by the Keystone JV.


Other Revenue Sources

  The Company also derives revenue during the non-ski season by offering guests a variety of activities and services, including (i) gondola and chairlift rides, (ii) on-mountain and base area bike rentals, (iii) on-mountain lunch operations, (iv) wedding and group functions at mountain and village restaurants, (v) golf and tennis, (vi) horseback riding, fly fishing, hiking and barbecues at Piney River Ranch(TM) and (vii) shopping at the Company's retail locations. Management expects summer revenues to increase in the future due to the expansion of the Company's restaurant, retail and group event operations.

SYSTEMS AND TECHNOLOGY

 New information systems are helping the Company improve its guest communications and enhance guest service and convenience. The Company has consistently invested in new technology and is currently in the implementation phase of a comprehensive systems and technology plan which was developed in 1995 and includes: (i) bar code lift ticket scanning systems that provide more accurate tracking, control and information on all ticket and pass products;
(ii) a Direct-To-Lift access system that allows skiers to bypass the ticket window and proceed directly to the lift with a photo ID that is linked to their credit cards; (iii) a ski school reservation system that allows guests to book a specific ski instructor, enabling the Company to optimize the utilization of its 1,288 instructors; (iv) an equipment rental system that tracks guest preferences, allows for resort-wide exchanges, and incorporates state-of-the-art ski tuning technology, making it more convenient for a guest to rent ski equipment; (v) an integrated customer database that tracks information about Vail Resorts' guests which will be readily retrievable at all points of sale, providing guest history, guest preferences and spending patterns, functioning as both a source of information for "front-line" guest service systems, as well as a "back-end" tool for the Company's direct marketing and promotion activities; (vi) a resort-wide guest charging system whereby a lift ticket or I.D. card can be used to charge goods or services at any of the Company's facilities, eliminating the need for cash or credit cards to make purchases; and (vii) an extensive data communications network which links all on-mountain and off-mountain sales locations back to a central data center.

  Following the Acquisition, the Company intends to integrate systems which exist at each resort, expanding the most advanced systems and replacing older equipment. This will enable the Company to utilize common technology throughout all of its resorts, allowing the Company to successfully implement programs such as joint lift ticket passes and loyalty programs. The Company believes it will realize significant synergies by leveraging its information technology development costs over all five resorts, ensuring the Company's industry leadership in this crucial aspect of guest service, marketing and operations.

MARKETING AND SALES

  The primary objectives of the Company's marketing efforts include (i) continuing to increase the recognition and goodwill associated with the Company's brand names and trademarks, (ii) building demand during both peak and non-peak periods (iii) increasing overall sales through targeted promotional programs in national and international markets, and (iv) capturing a larger share of an individual vacationer's total out-of-pocket spending at the Company's resorts. The Company's total marketing expenses for fiscal 1995 were $8.8 million for the Existing Resorts. Following the Acquisition, the Company anticipates its total marketing budget will approach $20 million. A major focus of this marketing program will also be to reinforce the image of a "family" of five resorts, each with its distinct personality, theming and character, but all providing an exciting, service-oriented vacation experience with superior infrastructure and amenities.

  Mountain resorts generally do not sell significant numbers of vacation packages to travel agents or wholesale tour operators even though such agents and operators control the vast majority of air travel vacations in the United States and Canada. Following the Acquisition, the Company believes that it will be able to supply sufficient lodging nights, air transportation and other complementary activities and services to develop and aggressively distribute vacation packages through this segment of the tourism industry.

  The Company's primary marketing method is direct print media advertising in ski industry publications such as SKI and Snow Country and lifestyle publications such as Conde Nast Traveler and Bon Appetit, whose readership reflects the demographic profile of the Company's clientele. The Company is also very active in a number of promotional programs such as discount programs offered through local retailers designed to attract day skiers from local population centers. In an effort to target destination guests, a newspaper and radio advertising campaign is used in markets which have direct air service to the Vail/Eagle Airport.

  In addition to advertisements directed at the vacation guest, an important part of the Company's marketing activities is focused on attracting ski groups, corporate meetings and convention business. During the 1995-96 ski season, the Existing and Acquired Resorts hosted over 1,100 groups, ranging in size from 10 to 2,100 people. The Company is constantly attracting new conference business due to its excellence in providing professional planning services, recreational activities, and superior dining and lodging facilities. The Existing Resorts typically capture a large share of the high-end professional conferences, particularly from the legal, medical, computer and insurance communities due to the Company's world class facilities and amenities.

  The Company has intensified its use of sophisticated direct mail and direct marketing techniques, including maintaining a sizable database of past customers. In 1996, the Company sent directly or through third party marketing arrangements over seven million pieces of direct mail to past and potential customers.



REAL ESTATE

  The Company benefits from its extensive holdings of real property at its Existing Resorts and throughout the Vail Valley and from the activities of VAREG, a wholly owned subsidiary of the Company. VAREG manages the Company's real estate operations, including the planning, oversight, marketing, infrastructure improvement and development of Vail Resorts' real property holdings. In addition to the substantial cash flow generated from real estate sales, these development activities benefit the Company's resort operations through (i) the creation of additional resort lodging which is available to the Company's guests, (ii) the ability to control the architectural theming of its resorts, (iii) the creation of unique facilities and venues (primarily themed restaurant and retail operations) which provide the Company with the opportunity to create new sources of recurring revenue, and (iv) the expansion of the Company's property management and brokerage operations, which are the preferred providers of these services for all developments on VAREG's land. In order to facilitate the development and sale of its real estate holdings, VAREG spends significant amounts on mountain improvements, such as ski lifts, snowmaking equipment and trail construction. While these mountain improvements enhance the value of the real estate held for sale (for example, by providing ski-in/ski-out accessibility), they also benefit resort operations. In most cases, VAREG seeks to minimize the Company's exposure to development risks and maximize the long-term value of the Company's real property holdings by selling land to third party developers for cash payments prior to the commencement of construction, while retaining approval of all development plans as well as an interest in the developer's profit. The Company also typically retains the option to purchase, at a price significantly below fair market value, any retail/commercial space created in a development. The Company is able to secure these benefits from third-party developers as a result of the high property values and strong demand associated with property in close proximity to its mountain resort facilities.

  VAREG's principal activities include (i) the sale of single family homesites to individual purchasers; (ii) the sale of certain land parcels to third party developers for condominium, townhome, cluster home, lodge and mixed use developments; (iii) the zoning, planning and marketing of new resort communities (such as Beaver Creek Resort, Bachelor Gulch Village and Arrowhead); (iv) arranging for the construction of the necessary roads, utilities and mountain infrastructure for new resort communities; (v) the development of certain mixed use condominium projects which are integral to resort operations (such as the base facility at Golden Peak); and (vi) the purchase of selected strategic land parcels, which the Company believes can augment its existing land holdings or resort operations. The Company's current development activities are focused on (i) the completion of its three resort communities, Beaver Creek Resort, Bachelor Gulch Village and Arrowhead; (ii) preparing for the redevelopment of the Lionshead base area and adjacent land holdings; and (iii) the long-term planning of the Company's significant real estate holdings in and around Avon and at the entrance to Beaver Creek Resort.

  In developing its real estate holdings, VAREG typically contracts to sell multi-family sites to third party developers who undertake the construction and sale of these projects. In this case, the Company typically receives an upfront cash payment and a residual interest in the profit realized by such developers. In connection with the sale of single-family homesites and VAREG's development of certain mixed use condominium projects, VAREG often seeks to sell such homesites or condominium residences to individual purchasers in advance of significant infrastructure investments. As a result, the Company is able to forecast a large portion of its real estate revenues 12 to 18 months in advance and reduce development risk prior to making significant expenditures.

  The Company's expenses associated with its real estate operations consist primarily of: (i) selling costs, which include brokerage fees and direct marketing costs, (ii) holding costs, which include property taxes and insurance; (iii) operating expenses, which include VAREG's general and administration expense; and (iv) the amortization of the capitalized land and other costs relating to the property sold.

   The Company has been able to have a substantial portion of the infrastructure costs (primarily related to road and utility costs), in connection with certain of its developments, funded by quasi-municipal entities ("Metro Districts"). These Metro Districts raise funds through the sale of tax-exempt municipal bonds supported by the assessed valuation of a particular real estate development or district. The Company may guarantee bond issuances by a Metro District during the early stages of a development until the assessed valuation is sufficient to support the district's infrastructure and other costs. A letter of credit has been issued under the credit facilities on behalf of the Company in the amount of $27.6 million to secure the Metro District bonds issued in connection with infrastructure and other costs in Bachelor Gulch Village. In addition, the Company is obligated to pay capital improvement fees to one of the Metro Districts. The Company estimates that such payments will not exceed $5.7 million, payable over the four years ending April 30, 2000.

  In addition to the costs and expenses set forth above, VAREG spends significant amounts on mountain improvements, such as ski lifts, snowmaking equipment and trail construction. While these mountain improvements enhance the value of the real estate held for sale (for example, by providing ski-in/ski-out accessibility), they also benefit resort operations. VAREG expenses all on mountain improvements undertaken in conjunction with its real estate development activities as the related real estate is sold.

  A summary of the Company's historical real estate revenues and real estate expenses are as follows:

                                                                 NINE MONTHS
                                     YEAR ENDED SEPTEMBER 30,   ENDED JUNE 30,
                                     ------------------------- ---------------
                                         1994         1995          1996
                                     ------------ ------------ ---------------
   Revenues:
     Multi-family parcels...........  $ 2,473,000 $  8,906,000   $ 5,596,000
     Single family lots.............   12,803,000      323,000    29,694,000
     Other..........................    6,927,000    7,297,000       424,000
                                     ------------ ------------   -----------
       Total revenues...............   22,203,000   16,526,000    35,714,000
                                     ============ ============   ===========
   Expenses:
     Selling and holding costs......    1,900,000      613,000     2,826,000
     Operating expenses.............    4,464,000    5,163,000     3,402,000
     Allocated land, infrastructure
      and other costs...............   13,977,000    9,207,000    18,001,000
     Allocated mountain improvement
      costs.........................          --           --      7,022,000
                                     ------------ ------------   -----------
       Total expenses...............   20,341,000   14,983,000    31,251,000
                                     ------------ ------------   -----------
   Real estate operating income.....  $ 1,862,000  $ 1,543,000   $ 4,463,000
                                     ============ ============   ===========

  The Company currently owns acres of developable real estate, including land zoned for residential units and square feet of commercial space. The majority of the Company's undeveloped land holdings and current development activities are located in Beaver Creek Resort, Bachelor Gulch Village and Arrowhead. A summary of each of these resort communities is set forth below.

 Beaver Creek Resort

  Since its opening in 1980, Beaver Creek Resort has emerged as one of the world's premier resort communities. Beaver Creek Resort offers a wide array of shopping, dining, lodging and entertainment options in addition to being the primary skiing access point to Beaver Creek Mountain. See "Business--Beaver Creek Mountain."

  Over the past 12 months, VAREG has completed extensive development planning to complete the Beaver Creek Resort village core. VAREG has sold the One Beaver Creek and Beaver Creek Village Center development sites to third party developers. These projects will be adjacent to the Company's existing retail operations and will contain the majority of the Company's retail and restaurant operations in Beaver Creek Resort. See "Business--Growth Initiatives."

  In addition to the completion of the Beaver Creek Resort village core, the Company is engaged in the development of its residential property in Beaver Creek Resort. In 1994, the Company sold 30 single-family ski-in-ski-out homesites (averaging approximately two acres each), in an area known as Strawberry Park on Beaver Creek Mountain. All 30 lots were sold by VAREG in one day in a lottery format because demand significantly exceeded the number of homesites available for purchase. Gross proceeds of this sale were approximately $31 million, or an average of over $1.0 million per homesite.

  The Company's remaining land holdings in Beaver Creek Resort consist of one single-family homesite as well as zoned multi-family sites (requiring limited additional infrastructure expenditures) expected to contain approximately 200 multi-family residences located at the entrances to Beaver Creek Resort. The Company expects to sell these remaining land holdings over the next five years.

 Bachelor Gulch Village

  The Bachelor Gulch Village development, which will be the newest village on Beaver Creek Mountain, is comprised of 1,410 acres of Company-owned land located in a valley between Arrowhead and Beaver Creek Resort. A private residential resort community set in a natural ski mountain environment, Bachelor Gulch Village will combine a skiing gateway to Beaver Creek Mountain, an intimate mountain village and private, upscale real estate enclaves with ski-in/ski-out access to a substantial portion of the homesites, and architecture modeled after the grand lodges of the U.S. National Parks. In addition, plans for Bachelor Gulf Village incorporate 67,880 square feet of retail, restaurant and commercial space. Commencing with the 1996-97 ski season, Bachelor Gulch Village will feature a high speed quad chairlift and approximately 150 acres of mostly intermediate ski terrain contiguous with Beaver Creek Mountain.

  The Company is currently completing its master plan for the development of 746 residential units in Bachelor Gulch Village. Infrastructure development commenced in 1994 and is expected to be substantially complete in 1998. A significant portion of the infrastructure costs have already been incurred, including the majority of the mountain improvements. A substantial portion of these costs have been financed by a Metro District bond issue as described above.

  During the summer of 1995 and the winter and summer of 1996, 94 single-family homesites (averaging approximately two acres per lot) were contracted for by purchasers at prices aggregating $73 million (an average of $776,000 per lot). All 94 homesites were sold in a lottery format because demand significantly exceeded the number of homesites available for purchase. Closings of these sales are anticipated to occur in 1996 and 1997. The Company is in discussions with developers regarding the sale of multifamily parcels in Bachelor Gulch Village.

  The Company's current unsold inventory in Bachelor Gulch Village consists of 17 single-family homesites, 49 cluster homesites and development parcels zoned for 581 condominium, timeshare and lodge units. The Company expects to complete the sale of these parcels over the next five to ten years.

 Arrowhead

  Arrowhead, known as "Vail's Private Address," is comprised of over 1,500 acres of Company-owned land and is recognized for its country club approach to residential and resort amenities. Home of the Country Club of the Rockies, a private golf club designed by Jack Nicklaus, Arrowhead features swimming, clay tennis courts, hiking, mountain biking, private fly-fishing on the Eagle River and privacy gates that assure controlled access 24 hours a day. Arrowhead contains the westernmost skiing access point to Beaver Creek Mountain.

  The Company's current development activities are focused on the development of Arrowhead Village, a 218 unit staged development centered around an alpine club. The proposed Arrowhead Alpine Club is expected to serve as the social and athletic activity center of Arrowhead. The Arrowhead Alpine Club is expected to be a 79,000 square foot facility consisting of 23 residential condominiums and 16,200 square feet of spa and athletic training space and 9,200 square feet of restaurant, retail and skier service facilities. The Company's plans to build the Arrowhead Alpine Club are contingent upon the pre-sale of a sufficient number of condominium residences and Arrowhead Alpine Club memberships. The Company is currently marketing both condominium residences and Alpine Club memberships.

  In Arrowhead Village, developers have commenced construction of 44 multi-family units on land purchased from the Company. Multi-family parcels planned for 42 additional units have been sold to developers and construction is expected to begin in the Spring of 1997. In addition to the remaining multi-family parcels in Arrowhead Village, the Company has extensive land holdings in Arrowhead, including land zoned for 25 single-family homesites and 25 cluster homesites and land for 150 multi-family units which are planned but not yet zoned.

  In addition to the Company's extensive land holdings contained in the resort communities discussed above, the Company has substantial land holdings in Lionshead (located in the Town of Vail), Avon (located at the base of Beaver Creek Mountain) and elsewhere in the Vail Valley.

 Real Estate Contracts

  As of September 30, 1996 the Company had entered into Real Estate Contracts for the sale of certain real estate and related amenities for gross proceeds of approximately $108.6 million as set forth in the chart below. The Company estimates that subsequent to September 30, 1996, it will incur additional selling, holding and infrastructure costs of $24.8 million in connection with the sale of the properties subject to the Real Estate Contracts. The Company will utilize $55 million of the gross proceeds from the Real Estate Contracts to fund the Distribution. As a result, assuming all the sales under the Real Estate Contracts are closed, after taking into account the additional expenses to be incurred by the Company to complete the projects and the payments under the Distribution, the Company will realize net pre-tax cash proceeds of $28.8 million. In addition, the Company expects that subsequent to September 30, 1996 it will make mountain improvements of $10.2 million (a portion of which will be completed in connection with the sale of the properties subject to the Real Estate Contracts), which will consist primarily of a high speed quad chairlift, base area improvements and snowmaking and will benefit the properties subject to the Real Estate Contracts as well as the Company's remaining real estate holdings in Bachelor Gulch Village and Arrowhead. See "Certain Transactions."

                                  AMOUNTS RECEIVABLE
                                        UNDER
                                     REAL ESTATE
                                      CONTRACTS
 PROJECT                            (IN MILLIONS)            DESCRIPTION
 -------                          ------------------         -----------
 Beaver Creek Resort
  Village Center................        $  1.7       Four multi-family sites
                                                      and related parking
  Art's Center Parking..........           2.0       Private parking spaces
                                                     Residual developer
  Elkhorn Lodge.................           2.9       interest
                                                     Residual developer
  The Aspens Townhomes .........           0.8       interest
  One Beaver Creek .............           2.5       Deferred purchase price
  Market Square ................           0.5       Deferred purchase price
                                        ------
    Subtotal....................          10.4
                                        ------
 Bachelor Gulch Village
  Eastern Ridge.................          72.9       Single family lots
                                        ------
 Arrowhead
  Cresta........................           3.6       Cluster homes
  Village Lodge Phase II........           1.1       Deferred purchase price
                                        ------
    Subtotal....................           4.7
                                        ------
 Other
  Golden Peak Condominiums......          20.6       Six condominium residences
                                        ------
  Total.........................        $108.6
                                        ======

KEYSTONE

  In 1994, the Acquired Resorts contributed approximately 550 acres of land at the base of Keystone Mountain to the Keystone JV. With the benefit of extensive market research, community input and government involvement, the Keystone JV created and has received approval for an over $500 million master development plan which the Keystone JV expects to develop over the next 20 years. The plan calls for the creation of six separate neighborhoods, each featuring distinctive amenities and architecture based on the area's colorful mining, ranching and railroad history. At full buildout there will be an estimated 4,600 residential homes and lodging units and 382,000 square feet of commercial space as well as more than 300 acres of open space at Keystone Resort. A network of pedestrian trails and a shuttle bus system are planned to link the resort neighborhoods and amenities.

  The long term development plan for Keystone Resort is expected to benefit the Company, by (i) creating significant additional resort lodging which will contribute to future skier day growth and the growth of the Company's property management operations and (ii) creating new facilities, venues and activities which create new sources of recurring revenue. As residential and commercial projects are completed the Company has a priority right to receive payments of up to $22.6 million for land which was previously contributed to the Keystone JV. The Company will also receive approximately 50% of the profits generated by the Keystone JV and will have the first option to lease any commercial space created by the Keystone JV. The Keystone JV is involved in a wide range of real estate development activities, including the planning, infrastructure improvement, construction and marketing of all real property improvements on its land. The Keystone JV seeks to minimize its exposure to development and construction risks by pre-selling a significant portion of the residential and lodging units prior to the commencement of construction of a project and by individually financing each project through a secured construction loan and equity investment, which generally consists only of the contribution of the Keystone JV's land required for the project.

  The first two neighborhoods being developed by the real estate joint venture are River Run and Ski Tip Ranch. River Run is a ski-in/ski-out pedestrian village and commercial corridor which will be the new focal point of Keystone Resort. Located at the base of the River Run Gondola, at full development the River Run neighborhood will include 860 residential units, 250 lodge units and 190,000 square feet of restaurants, boutiques and apres ski cafes. Ski Tip Ranch is a wooded residential community of 86 townhomes under development at the easternmost end of the resort. As of August 31, 1996 the joint venture had constructed 89 condominiums and lodging units in the River Run and Ski Tip neighborhoods of which 84 units have been sold. Additionally, there are 189 condominium and lodging units currently under construction for completion in 1997 of which 135 units have already been sold. Development of commercial space in 1996 is expected to total 33,000 square feet with an additional 31,000 square feet under development for completion in 1997. During the next five years, the Keystone JV expects to develop more than 900 new residential and lodging units and 150,000 square feet of commercial space. In addition, Keystone's second championship golf course is currently under development with construction expected to commence in early 1997 and an opening planned for 1999.

  As of June 30, 1996, the book value of the Acquired Resorts' investment in the Keystone JV was $28.1 million of which $18.9 million relates to land contributed to the Keystone JV and $9.2 million relates to cash invested in real estate improvements and undistributed profits. In addition, the Keystone JV has an option to require the Acquired Resorts to contribute to the joint venture additional land, which had a book value as of June 30, 1996, of $8.9 million.

BRECKENRIDGE

  Developable real estate at Breckenridge Mountain encompasses approximately 295 acres located at the base of the mountain and in the Town of Breckenridge. These parcels are strategically important as they will enable the resort to (i) improve and expand the parking and transportation system at Breckenridge, significantly enhancing guest access to the resort and skier distribution on the mountain, (ii) create highly desirable ski-in/ski-out residential units,
(iii) create resort owned and operated on-mountain and in-valley commercial space and (iv) establish a foundation for future terrain expansion. As of June 30, 1996, the Acquired Resorts' book value in developable land at Breckenridge Mountain was $19.9 million, comprised of $6.2 million of land held for sale and $13.7 million of developable land used in operations.

COMPETITION

  The ski industry is highly competitive. The Company competes with mountain resort areas in the United States, Canada and Europe for destination guests and with numerous mountain resorts in Colorado for day skiers.

The Company also competes with other worldwide recreation resorts, including warm weather resorts, for the vacation guest. The Company's major U.S. competitors include the Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the New England mountain resorts and the major Colorado areas, including Copper Mountain, Telluride, Steamboat Springs, Winter Park and the Aspen resorts. In addition, while the Company's skier days have increased 39% over the past ten years, there has been relatively modest growth in United States skier days (which have increased only 2% over the same period). The competitive position of the Company's mountain resorts is dependent upon many diverse factors such as proximity to population centers, availability and cost of transportation to the areas, including direct flight availability by major airlines, pricing, snowmaking facilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, the number, quality and price of related services and lodging facilities, and the reputation of the areas. In addition to competition with other mountain and warm weather resorts for the vacation guest, the Company also faces competition for day skiers from varied alternative leisure activities, such as attendance at movies, sporting events and participation in alternative indoor and outdoor recreational activities. Based upon a review of these factors, management believes that the Company is in a strong competitive position.

REGULATION AND LEGISLATION

  The Company has been granted the right to use 12,590 acres of federal land adjacent to the Town of Vail and 2,775 acres of federal land adjacent to its Beaver Creek property as the site for most of its ski lifts and trails and related activities under the terms of permits with the Forest Service. No permits are required for Arrowhead or Bachelor Gulch Village since the Arrowhead and Bachelor Gulch Village land is owned by the Company.

  The permits originally granted to the Company or its subsidiary, Beaver Creek Associates, Inc., for the Vail and Beaver Creek mountain resorts consisted of (i) Term Special Use Permits which were granted for 30 year terms, but are terminable upon 30 days written notice by the Forest Service if it determines that the public interest requires such termination and (ii) Special Use Permits which are terminable at will by the Forest Service. In November 1986, a new law was enacted providing that Term Special Use Permits and Special Use Permits may be combined into a unified single term special use permit which can be issued for up to 40 years. On December 23, 1991, the Company exercised its statutory right to convert its dual permits for the Vail mountain resort into a unified permit covering 12,590 acres. The Vail permit expires on October 1, 2031, but can be terminated by the Forest Service if required in the public interest. The Vail permit covers Category III, and the Company has received Forest Service approval (subject to appeal) to begin construction in the area. The Beaver Creek property is covered by a Term Special Use Permit covering 80 acres and a Special Use Permit covering the remaining 2,695 acres. These permits will expire in 2006 but are terminable by the Forest Service at its discretion. In December 1992, the Company exercised its statutory right to convert its dual permits for the Beaver Creek mountain resort into a unified permit for the maximum period of 40 years and is currently in the process of negotiating the final terms of the unified permit. The Forest Service has informed the Company that the Beaver Creek unified permit has been approved pending the resolution of one issue as to whether a restaurant/overnight accommodation facility located on Company-owned land should be included in calculating fees payable to the Forest Service under the Beaver Creek unified permit upon issuance. No assurance can be given that the Beaver Creek unified permit will be granted for the entire 40 year period. To the Company's knowledge, no recreational Special Use Permit or Term Special Use Permit for any major ski resort has ever been terminated by the Forest Service.

  With respect to the Acquired Resorts, Ralston Resorts has been granted the right to use 3,156 acres, approximately 5,571 acres and approximately 825 acres of federal land under terms of permits with the Forest Service for Breckenridge, Keystone and Arapahoe Basin, respectively. Both the Breckenridge permit and the Arapahoe Basin permit expire on December 31, 2029 while the Keystone permit expires on December 31, 2032. Like the Vail permit, each of the permits for the Acquired Resorts is terminable by the Forest Service if required in the public interest.

  The Forest Service has the right to review and comment on the location, design and construction of improvements in the permit area and on many operational matters. Under the permits, the Company and the

Acquired Resorts are each required to pay a graduated fee to the Forest Service, which ranges from one to approximately five percent of gross receipts, with the rate rising with increased gross receipts and varying according to the dollar amount of gross fixed assets and the type of sales items. Included in the gross receipts calculations are sales or proceeds from, among other things, food, beverages, rental equipment and lift tickets, ski school lessons and merchandise.

  The Company believes that its relations with the Forest Service are good and, during the last two years, the Company has received awards and recognition from the Forest Service including the "National Forest Partner Award" for outstanding outdoor education programs and the Beaver Creek Nature Center, the "National Service Award" for implementing universal access, selection as a Forest Service "Accessible Trails Demonstration Project" and designation as the Forest Service's first "Role Model for Socially Responsible Programs."

EMPLOYEES

  The Company currently employs approximately 800 year-round and 3,500 seasonal employees. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. The Acquired Resorts current employ approximately 1,500 year round employees and 2,300 seasonal employees. Approximately 125 of the Acquired Resorts' seasonal employees are unionized.

LEGAL PROCEEDINGS

  The athletic nature of the Company's ski operations subjects the Company to litigation in the ordinary course of business, including claims for personal injury and wrongful death. The Company is currently defending seven such lawsuits, all of which are covered by extensive liability insurance subject to applicable self-insured retentions. The Existing Resorts are currently defending four of such claims under the Colorado Ski Safety Act (the "Act"), a comprehensive assumption-of-risk statute, while the Acquired Resorts are currently defending two lawsuits under the Act. The Act delineates the responsibilities of both ski resort operators and skiers. As long as the ski resort operator complies with the Act's mandates, which consist of markings in relation to ski lifts and man made obstructions, signage in relation to closed areas and ski trails and their difficulty, designation of the ski resort boundaries, closed trails and "danger areas" and flagging and lighting certain maintenance equipment such as snowmobiles, the operator is presumed to be not negligent in accidents involving injury to one of its guests. The Act further provides that a skier injured through one of the "inherent dangers and risks of skiing," which include weather and snow conditions and collisions with man-made and natural objects and other skiers, is barred from suing the mountain resort.

  Other than the matters discussed in the preceding paragraph and other matters with respect to which the Company believes it is adequately insured, the Company is not currently a defendant in any material litigation and there are no material legal proceedings pending against the Company or to which any of its property is subject and, to the knowledge of management, no such proceedings have been threatened against it.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth information with respect to the directors and executive officers of the Company.

              NAME               AGE                  POSITION
              ----               ---                  --------
 Adam M. Aron...................  42 Chairman of the Board of Directors and
                                      Chief Executive Officer of the Company
 Frank Biondi...................  51 Director
 Leon D. Black..................  44 Director
 Craig M. Cogut.................  42 Director
 Stephen C. Hilbert.............  49 Director
 Robert A. Katz.................  29 Director
 Thomas H. Lee..................  51 Director
 William L. Mack................  56 Director
 Antony P. Ressler..............  35 Director
 Marc J. Rowan..................  33 Director
 John J. Ryan III...............  68 Director
 John F. Sorte..................  48 Director
 Bruce H. Spector...............  53 Director
 James S. Tisch.................  42 Director
 Andrew P. Daly.................  50 President and Director of the Company
 Gerald E. Flynn................  45 Senior Vice President and Chief Financial
                                      Officer of the Company
 James S. Mandel................  46 Senior Vice President, General Counsel
                                      and Secretary of the Company
 J. Kent Myers..................  47 Senior Vice President of Vail Associates
 Edward D. O'Brien..............  56 Senior Vice President and Chief Financial
                                      Officer, Vail Associates Real Estate
                                      Group, Inc.
 Christopher P. Ryman...........  44 Senior Vice President and Chief Operating
                                      Officer of Vail Associates
 James P. Thompson..............  52 President, Vail Associates Real Estate
                                      Group, Inc.

  Pursuant to the Restated Certificate of Incorporation and Restated Bylaws of the Company, the Board is divided into two classes of Directors, denoted as Class 1 and Class 2, each serving one-year terms. Class 1 directors are elected by a majority vote of the holders of the Class A Common Stock and Class 2 directors are elected by a majority vote of the holders of the Common Stock. The Class 1 directors are Messrs. Aron, Black, Cogut, Daly, Katz, Mack, Ressler, Rowan, Ryan and Spector, and the Class 2 directors are Messrs. Biondi, Hilbert, Lee, Sorte and Tisch. In addition, Apollo has agreed to vote in favor of the election of two directors nominated by Foods. See "The Acquisition."

  Adam M. Aron is the Chairman of the Board and Chief Executive Officer of the Company. Prior to joining the Company, Mr. Aron served as President and Chief Executive Officer of Norwegian Cruise Line Ltd. from July 1993 until July 1996. From November 1990 until July 1993 Mr. Aron served as Senior Vice President of Marketing for United Airlines. From 1987-1990, Mr. Aron served as Senior Vice President of Marketing for the Hyatt Hotels Corporation.

  Frank Biondi was appointed a Director of the Company on July 29, 1996. Mr. Biondi is Chairman and Chief Executive Officer of MCA Inc. Mr. Biondi previously served as President and Chief Executive Officer of Viacom, Inc. from July 1987 to January 1996. He has also held executive positions with The Coca-Cola

Company, Home Box Office Inc. and Time Inc. Mr. Biondi currently is a member of the Boards of Directors of Leake and Watts Services, The Museum of Television and Radio, The Bank of New York and the American Health Foundation.

  Leon D. Black is one of the founding principals of Apollo Advisors, L.P., which was established in August 1990 ("Apollo Advisors"), and which, together with an affiliate, acts as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, of Apollo Real Estate Advisors, L.P. ("AREA") which, together with an affiliate, acts as managing general partner of the Apollo real estate investment funds and of Lion Advisors, L.P. ("Lion Advisors"), which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. Mr. Black is also a director of Big Flower Press, Inc., Culligan Water Technologies, Inc., Furniture Brands International, Inc., Samsonite Corporation and Telemundo Group, Inc. Mr. Black was appointed a director of the Company in October 1992. Mr. Black is Mr. Ressler's brother-in-law.

  Craig M. Cogut is currently a private investor. Prior thereto he was one of the founding principals of Apollo Advisors and of Lion Advisors. Prior to 1990, Mr. Cogut was a consultant and legal advisor, principally to Drexel Burnham Lambert Incorporated and associated entities. Mr. Cogut is also a director of Envirotest Systems, Inc. and Salant Corporation. Mr. Cogut was appointed a director of the Company in October 1992.


  Stephen C. Hilbert was appointed a director of the Company in December 1995. Mr. Hilbert founded Conseco, Inc. in 1979, and serves as its Chairman, President and Chief Executive Officer. Conseco, Inc. is a financial services holding company which owns and operates life insurance companies, provides investment management, administrative and other services to affiliates and non-affiliates for fees and acquires and restructures life insurance companies in partnership with other investors. Mr. Hilbert is a Trustee of Indiana State University and a Director of the Indiana State University Foundation. He also serves on the Board of Trustees of both the Indianapolis Parks Foundation and the U.S. Ski Team Foundation, as a Trustee of the Central Indiana Council on Aging Foundation, and as a Director of both the Indianapolis Zoo and the St. Vincent Hospital Foundation.

  Robert A. Katz is an officer of Apollo Capital Management, Inc. and Lion Capital Management, Inc., the general partners of Apollo Advisors and Lion Advisors, respectively. Mr. Katz is a limited partner of Apollo Advisors and of Lion Advisors, with which he has been associated since 1990. Mr. Katz was appointed a director of the Company in June 1996. Mr. Katz is also a director of Salant Corporation and Aris Industries, Inc.

  Thomas H. Lee was appointed a director of the Company in January 1993. Mr. Lee founded the Thomas H. Lee Company in 1974 and since that time has served as its President. Mr. Lee also is Chairman and a Trustee of Thomas H. Lee Advisors I and II, L.P., the investment advisor to two public mezzanine investment funds, and is Individual General Partner of Equity Advisors, L.P., the investment advisor to Thomas H. Lee Equity Partners, L.P., which participates in equity or equity-related investments of acquired companies. From 1966 through 1974, Mr. Lee was with First National Bank of Boston where he directed the bank's high technology lending group from 1968 to 1974 and became a Vice President in 1973. Prior to 1966, Mr. Lee was a securities analyst in the institutional research department of L.F. Rothschild in New York. Mr. Lee also serves as a director of Autotote Corporation, Finlay Fine Jewelry Corporation, First Security Services Corporation, General Nutrition, Inc., Health-o-meter, Inc. and Playtex Family Products, Inc.

  William L. Mack was appointed a director of the Company in January 1993. Mr. Mack has been the President and Managing Partner of The Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties principally in the New York/New Jersey metropolitan area as well as throughout the United States, since 1963. Mr. Mack is a founding principal of AREA and since 1993 has provided consulting services to Apollo Real Estate Investment Fund II, L.P. Mr. Mack is a Director of Crocker Realty Trust, Inc. and First Capital Holdings Corp. He has been Director of the Urban Development Corporation for the State of New York since 1983. Mr. Mack has also been Chairman of the Board of Directors of the Jacob K. Javits Convention Center Development Corporation of New York since 1984 and the Chairman of the Board of Directors of New York Convention Center Operating Corporation since 1988.

  Antony P. Ressler is one of the founding principals of Apollo Advisors and of Lion Advisors. Mr. Ressler is also a director of PRI Holdings, Inc. and United International Holdings, Inc. Mr. Ressler was appointed a director of the Company in October 1992. Mr. Ressler is Mr. Black's brother-in-law.

  Marc J. Rowan is one of the founding principals of Apollo Advisors and of Lion Advisors. Mr. Rowan is also a director of Culligan Water Technologies, Inc., Farley, Inc. and Samsonite Corporation. Mr. Rowan was appointed a director of the Company in October 1992.

  John J. Ryan III has been a financial advisor based in Geneva, Switzerland since 1972. Mr. Ryan is a director of Artemis S.A. and Financiere Pinault S.A., private holding companies in Paris, France and Furniture Brands International, Inc. He is Vice President and Director of Evergreen Resources Inc., a publicly held oil and gas exploration company. Mr. Ryan is President of J.J. Ryan & Sons, a closely held textile trading corporation in Greenville, South Carolina. Mr. Ryan was appointed a director of the Company in January 1995. Artemis S.A. is a significant investor in Apollo Ski Partners.

  John F. Sorte has been President of New Street Advisors L.P., a merchant bank, and of New Street Investments L.P., its broker-dealer affiliate, since he co-founded such entities in March 1994. From 1992 to March 1994, Mr. Sorte was President and Chief Executive Officer of New Street Capital Corporation, a merchant banking firm, and from 1990 to 1992, he was President and Chief Executive Officer of The Drexel Burnham Lambert Group Inc., an investment firm. Prior to 1990, Mr. Sorte was employed by Drexel Burnham Lambert Incorporated. Mr. Sorte is also a director of West Point Stevens Inc. and serves as Chairman of the Board of Directors of The New York Media Group, Inc. Mr. Sorte was appointed a director of the Company in January 1993.

  Bruce H. Spector has been a consultant to Apollo Advisors since 1992 and since 1995 has been a principal in Apollo Advisors II, L.P., an affiliate of Apollo Advisors which acts as general partner of Apollo Investment Fund III, L.P. Prior to October 1992, Mr. Spector, a reorganization attorney, was a member of the Los Angeles law firm of Stutman Triester and Glatt. Mr. Spector is also a director of Telemundo Group, Inc. and United International Holdings, Inc. Mr. Spector was appointed a director of the Company in January 1995.

  James S. Tisch is President and Chief Operating Officer of Loews Corporation. He has been with Loews Corporation since 1977. Prior to that he was with CNA Financial Corporation. Mr. Tisch is Chairman of the Board of Directors of Diamond Offshore Drilling, Inc., a member of the Board of Directors of Champion International Corporation, CNA Financial Corporation, and Loews Corporation. He is also Chairman of the Federation Employment and Guidance Service, a member of the Board of Directors of UJA-Federation of New York, and a Trustee of The Mount Sinai Medical Center. Mr. Tisch was appointed a director of the Company in January 1995.

  Andrew P. Daly was appointed a director of the Company in June 1996. Mr. Daly became President of Vail Associates in 1992 and President of the Company in 1995. He joined Vail Associates in 1989 as Executive Vice President and President of Beaver Creek Resort. Prior to joining Vail Associates, Mr. Daly owned and was President of Lake Eldora Ski Corporation, which operated the Lake Eldora Mountain Resort ski area. From 1982 to 1987, Mr. Daly was Chief Executive Officer of Copper Mountain Resort, where he held several positions from 1972 to 1982.

  Gerald E. Flynn became Senior Vice President and Chief Financial Officer of Vail Associates in 1992, and Senior Vice President and Chief Financial Officer of the Company in 1995. Mr. Flynn joined Vail Associates in 1981 as Manager of Tax and Joint Venture Planning before being promoted to Director of Corporate Planning in 1983. Mr. Flynn was promoted to Treasurer in 1984 and to Vice President of Finance in 1986. Prior to joining Vail Associates, Mr. Flynn was a senior tax accountant for the Denver office of Deloitte, Haskins & Sells from 1977 to 1981.

  James S. Mandel joined the Company and Vail Associates in 1994 as Senior Vice President and General Counsel of both the Company and Vail Associates, and was named Secretary of Vail Associates in 1994 and of the Company in 1995. From 1978, until joining the Company, Mr. Mandel was a partner with Brownstein, Hyatt, Farber and Strickland, a Denver law firm, and specialized in real estate development and corporate finance.

  J. Kent Myers became Senior Vice President of Vail Associates in 1995. Prior to that, he served as Chief Operating Officer of Beaver Creek Resort from 1992 to 1995, and as Vice President of Marketing for Vail Associates from 1988 to 1992. From 1981 to 1988, Mr. Myers was Vice President of Marketing for Steamboat Ski Corporation.

  Edward D. O'Brien joined Vail Associates Real Estate Group, Inc. in 1993. Prior to that he was Chief Financial Officer and a Managing General Partner of Lincoln Property Company, a real estate development and management firm from 1971 to 1991. From 1962 to 1971 Mr. O'Brien was an auditor with Arthur Andersen LLP.

  Christopher P. Ryman became Chief Operating Officer and Senior Vice President of Vail Associates in 1995. From 1992 to 1995, he was Senior Vice President of Mountain Operations. Mr. Ryman was managing director of the Vail and Beaver Creek Ski Schools from 1986 to 1992, served in management positions at the Beaver Creek Ski School from 1980 to 1985 and was involved in ski school operations from 1978 to 1980. Prior to joining Vail Associates in 1978, Mr. Ryman held positions at the Mt. Hood, Snowbird and Alta ski resorts.

  James P. Thompson joined Vail Associates Real Estate Group, Inc. in 1993 in connection with Vail Associates' acquisition of Arrowhead. He joined Arrowhead in 1989, becoming President in March of 1994. Prior to joining Arrowhead, he served as Vice-President of Moore and Company in Denver for 14 years.

BOARD OF DIRECTORS AND COMMITTEES

  Messrs. Black, Katz, Ressler, Rowan and Spector are associated with Apollo Advisors, an affiliate of Apollo Ski Partners, L.P. Apollo Ski Partners is organized principally for the purpose of holding capital stock of the Company. See "Principal and Selling Stockholders" regarding the shares of Company stock held by Apollo Ski Partners.

  The Board of Directors has established an Executive Committee, an Audit Committee and a Compensation Committee.

  The Executive Committee has all powers and rights necessary to exercise the full authority of the Board of Directors in the management of the business and affairs of the Company when necessary in between meetings of the Board of Directors. The members of the Executive Committee are Adam M. Aron, Andrew P. Daly, Robert A. Katz and Marc J. Rowan.

  The Audit Committee is primarily concerned with the effectiveness of the Company's accounting policies and practices, financial reporting and internal controls. The Audit Committee is authorized to (i) make recommendations to the Board of Directors regarding the engagement of the Company's independent accountants, (ii) review the plan, scope and results of the annual audit, the independent accountants' letter of comments and management's response thereto, and the scope of any non-audit services which may be performed by the independent accountants, (iii) manage the Company's policies and procedures with respect to internal accounting and financial controls, and (iv) review any changes in accounting policy. The members of the Audit Committee are Stephan C. Hilbert, John F. Sorte and James S. Tisch.

  The Compensation Committee is authorized and directed to (i) review and approve the compensation and benefits of the executive officers, (ii) to review and approve the annual salary plans, (iii) to review management organization and development, (iv) review and advise management regarding the benefits, including bonuses, and other terms and conditions of employment of other employees and (v) administer any stock option plans which may be adopted and the granting of options under such plans. The members of the Compensation Committee are Leon D. Black, Marc J. Rowan and Thomas H. Lee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to July, 1996, there was no Compensation Committee of the Board of Directors. During fiscal 1995, executive compensation decisions were made by the entire Board of Directors.

COMPENSATION OF DIRECTORS

  All directors' fees will be determined by the Board of Directors of the Company. As of the date of this Prospectus, the Company had paid no fees to its directors, and the Company currently does not intend to pay directors' fees. The Company pays a management fee of $500,000 per year to Apollo Advisors, L.P. Messrs. Black, Katz, Mack, Ryan, Ressler, Rowan and Spector are associated with Apollo Advisors and are directors of the Company.

EXECUTIVE COMPENSATION

  The following table shows all the cash compensation paid or to be paid by the Company or any of its subsidiaries, as well as certain other compensation paid or accrued, during the years ended September 30, 1995 and 1994 and the period from January 1, 1993 through September 30, 1993 to the Chief Executive Officer and the four highest paid executive officers of the Company whose compensation was at least $100,000 for the year ended September 30, 1995 in all capacities in which they served:

                          SUMMARY COMPENSATION TABLE

                           ANNUAL COMPENSATION      LONG-TERM COMPENSATION
                          ---------------------- -------------------------------
                                                                 AWARDS            PAYOUTS
                                                            -------------------- ------------
                                                 RESTRICTED
                           SALARY   OTHER ANNUAL   STOCK                  LTIP    ALL OTHER
     NAME, PRINCIPAL      AND BONUS COMPENSATION  AWARD(S)  OPTIONS/    PAYMENTS COMPENSATION
  POSITION, AND PERIOD       ($)       ($)(1)       ($)       SAR        ($)(2)     ($)(3)
  --------------------    --------- ------------ ---------- --------    -------- ------------
George N. Gillett, Jr.,
 (4)
 Former Chairman and
  Chief Executive
  Officer of the Company
 Period from January 1,
  1993
  through September 30,
  1993..................  1,125,000    63,000       --          --          --    1,880,886
 1994...................  1,542,000    58,150       --          --          --      296,812
 1995...................  1,515,100   116,000       --          --          --          --
Andrew P. Daly,
 Chief Executive Officer
  and President of Vail
  Associates, President
  of the Company
 Period from January 1,
  1993
  through September 30,
  1993..................    246,338    16,644       --      162,910(5)   96,942         --
 1994...................    269,907    34,835       --          --      113,883         --
 1995...................    307,538    32,322       --          --      113,883         --
J. Kent Myers,
 Senior Vice President
  of Vail Associates
 Period from January 1,
  1993
  through September 30,
  1993..................    151,610    10,229       --       89,980(5)   35,008         --
 1994...................    174,462    16,280       --          --       70,016         --
 1995...................    193,618    14,673       --          --       70,016         --
James S. Mandel,
 Senior Vice President,
  General Counsel and
  Secretary of the
  Company
 Period from January 1,
  1993
  through September 30,
  1993..................        --        --        --          --          --          --
 1994...................    174,000       --        --       89,980(6)      --          --
 1995...................    311,500     1,716       --          --          --          --
Christopher P. Ryman,
 Senior Vice President
  and Chief Operating
  Officer
 Period from January 1,
  1993
  through September 30,
  1993..................    130,000    10,229       --       89,980(5)   35,008         --
 1994...................    155,000    16,225       --          --       70,016         --
 1995...................    175,512    14,504       --          --       70,016         --

- --------
(1) Includes interest on long-term incentive plan compensation paid during the period indicated to the named executive officer.
(2) Prior to October 8, 1992, the Company and certain of its subsidiaries offered deferred compensation plans to certain key management employees in lieu of any type of pension plans, stock options or other retirement plans. As of October 8, 1992, following payments made on or around October 8, 1992, the outstanding deferred compensation balances for Mr. Daly, Mr. Myers, and Mr. Ryman were $455,532, $280,063 and $280,063, respectively. Mr. Daly's, Mr. Myers' and Mr. Ryman's outstanding deferred compensation balances after October 8, 1992 are being paid to them over a four-year period, with interest accruing on the balance at a rate of 8% per annum. As of September 30, 1995 Mr. Daly's, Mr. Myers' and Mr. Ryman's outstanding deferred compensation balances were $142,394, $87,519 and $87,519, respectively. Due to the long-term incentive characteristics of the deferred compensation plans of the Company and its subsidiaries, payout amounts pursuant to these plans have been included in this column.
(3) In connection with the sale of certain non-ski-related assets of the Company, Mr. Gillett received incentive payments of $1,880,886 on May 25, 1993 and $296,812 on September 23, 1994, each pursuant to the terms of his employment agreement.

(4) Mr. Gillett has resigned as Chairman of the Board, Chief Executive Officer and Director of the Company in order to pursue other business interests.

(5) Pursuant to a stock option plan adopted by the Company, these options were issued effective as of March 31, 1993. The options vest in equal installments over a five year period and provide for an exercise price of $13.70 per share. See "Management--Stock Option Plan."

(6) Pursuant to a stock option plan adopted by the Company, these options were issued on March 21, 1994. The options vest in equal installments over a five year period and provide for an exercise price of $20.00 per share. See "Management--Stock Option Plan."

  AGGREGATE OPTION/SAR EXERCISES DURING NINE MONTHS ENDED JUNE 30, 1996

                AND OPTION/SAR VALUES AS OF JUNE 30, 1996

                                                                                   VALUE OF
                                                                  NUMBER OF      UNEXERCISED
                                                                 UNEXERCISED     IN-THE-MONEY
                                                                 OPTIONS/SARS    OPTIONS/SARS
                                                                AT FY-END (#)  AT FY-END ($)(1)
                                                                -------------- ----------------
                                   SHARES
                                ACQUIRED ON                      EXERCISABLE/    EXERCISABLE/
       NAME                     EXERCISE (#) VALUE REALIZED ($) UNEXERCISABLE   UNEXERCISABLE
       ----                     ------------ ------------------ -------------- ----------------
George N. Gillett, Jr. .......      --              $--          786,486/ --     $    /$
Andrew P. Daly................      --               --         97,746/65,164          /
J. Kent Myers.................      --               --         53,988/35,992          /
James S. Mandel...............      --               --         35,992/53,988          /
Christopher P. Ryman..........      --               --         53,988/35,992          /

- --------
(1) In-the-money option values are calculated using an assumed offering price
    of $    per share.

PENSION PLANS

  The Company has no pension plans.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS OF THE COMPANY

  The Company has entered into an employment agreement with Adam Aron (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Aron serves as Chief Executive Officer of the Company. The initial term of his employment is for the period from August 1, 1996 through September 30, 1999, with a two-year automatic renewal thereafter, subject to notice of termination by either Mr. Aron or the Company. Mr. Aron's base salary is $560,000 per year, and a bonus is guaranteed at an annualized rate of $250,000 through fiscal 1997, after which Mr. Aron will participate in the Company's bonus plan.

  Pursuant to the Employment Agreement, Mr. Aron will be granted 18,750 restricted shares of Common Stock and options to purchase 130,000 shares of Common Stock, which restricted stock and options vest over five years. The Company will provide Mr. Aron a life insurance policy of $5 million and $500,000 of annual disability income protection. The Company will purchase a home of Mr. Aron's choice in the Vail Valley (up to a maximum purchase price of $1.5 million) for his use while employed by the Company. Mr. Aron is subject to a 12 month non-compete clause upon termination.

  Vail Associates is currently negotiating employment contracts with Messrs. Daly, Ryman, Myers, Flynn and Thompson, which will provide for annual salaries, as well as participation in bonus, stock option and other employee benefit plans. Each agreement will be for a three-year term expiring May 31, 1999, subject to automatic renewal for successive one-year terms in the absence of notice of non-renewal by either party. Each agreement will provide that, in the event of (i) termination of the officer's employment by Vail Associates without "cause" as defined in the agreement, (ii) termination of employment by the officer for "good reason" as defined in the agreement, or
(iii) non-renewal of the agreement by Vail Associates, the officer is entitled to continue to receive his then-current annual salary for a period of 12 months following such termination or non-renewal (18 months if such termination or non-renewal occurs following a "change in control"). Each agreement will further provide that the officer may resign without good reason upon not less than 120 days' notice. Following termination of the officer's employment for any reason, the officer will be subject to a non-competition covenant for a period of one year. For purposes of the agreements, a "change in control" means the acquisition by any person or group of affiliated persons (other than Apollo Ski Partners and its affiliates) of equity securities of Vail Associates or the Company representing either a majority of the combined ordinary voting power of all outstanding voting securities of Vail Associates or the Company or a majority of the common equity interest in Vail Associates or the Company.

  The Company and Vail Associates have separate employment agreements with Mr. Mandel pursuant to which Mr. Mandel receives a current aggregate salary of $280,000 per year, as well as participation in bonus, stock option and other employee benefit plans. Mr. Mandel's employment agreements are effective until March 31, 1997, unless earlier terminated according to their terms. In the event the Company or Vail Associates terminates Mr. Mandel's employment agreements without cause, Mr. Mandel will be paid his aggregate salary and fringe benefits for a period of 12 months following the date of termination or through March 31, 1997, whichever period is longer. Payment of the severance benefits is conditioned upon Mr. Mandel's compliance with certain non-competition, confidentiality and loyalty provisions which survive the employment agreement.

  Mr. Gillett has resigned as Chairman of the Board, Chief Executive Officer, President and Director of the Company. Pursuant to the terms of his employment agreement, Mr. Gillett will be entitled to receive his base salary (currently $1.6 million per annum) through October 7, 1997 (or, at the Company's option, a lump-sum payment equal to the discounted present value thereof).

  In connection with his employment with the Company, Mr. Gillett was granted incentive options, expiring in 1997, to purchase 204,082 shares of Common Stock at an exercise price of $13.70 per share and long-term incentive stock options, expiring in 1999, to purchase 582,404 shares of Common Stock at an exercise price of $23.67 per share, such price to be increased 20% per annum on a compounded basis from October 8, 1995. All of such options have vested and will remain exercisable until expiration.

STOCK OPTION PLAN

  The Company has adopted a stock option plan pursuant to which options covering an aggregate of 1,022,755 shares of Common Stock may be issued to key employees, directors, consultants, and advisors of the Company or its subsidiaries. Options covering 916,650 shares of Common Stock have been issued to various key executives and managers of the Company. All of the options vest in equal installments over five years, with exercise prices ranging from $13.70 per share to $21.50 per share. As of June 30, 1996, 403,614 of these options were exercisable. Under certain circumstances the option plan would provide for loans by the Company to employees collateralized by such employees' vested options in the event of need. The Board has approved the reservation of 750,000 shares of Common Stock for a new option plan to be implemented by the Compensation Committee.

  The Company intends to amend certain option agreements held by management of the Company to eliminate the right of option holders to receive any portion of the payments made under the Rights. In connection with such payment, the Company will accrue the Option Payment. See "Business--Real Estate" and "Certain Transactions."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding ownership of
the Common Stock as of [     ], 1996 and immediately following the Offerings
by (i) each person or entity who owns of record or beneficially five percent or more of the Company's Common Stock, (ii) each director and named executive officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each stockholder selling shares of Common Stock in the Offering (collectively, the "Selling Stockholders"). To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted.

                                                         CLASS A
                            COMMON STOCK              COMMON STOCK           COMMON STOCK    COMMON STOCK
                         BENEFICIALLY OWNED        BENEFICIALLY OWNED         TO BE SOLD  BENEFICIALLY OWNED
                          BEFORE OFFERINGS          BEFORE OFFERINGS         IN OFFERINGS   AFTER OFFERING
                         -----------------------   -----------------------   ------------ -----------------------
  NAME AND ADDRESS OF                PERCENT OF                PERCENT OF                             PERCENT OF
    BENEFICIAL OWNER     SHARES         CLASS      SHARES         CLASS                   SHARES         CLASS
  -------------------    ---------   -----------   ---------   -----------                ---------   -----------
Apollo Ski Partners,
 L.P.(1).
 2 Manhattanville Road
 Purchase, NY 10577
Tortoise Corp. .........
 One Wall Street Court
 New York, NY 10005
George N. Gillett,
 Jr.(2) ................
 Gillett Group
  Management, Inc.
 Post Office Box 7
 Vail, CO 81658
Ralston Foods Inc.  ....
 800 Market Street
 Suite 2900
 St. Louis, Missouri
 63101
All directors and
 officers as a group,
 15 persons(3)(2).......
                               CLASS A
                            COMMON STOCK
                         BENEFICIALLY OWNED
                           AFTER OFFERING
                         -------------------------
  NAME AND ADDRESS OF                PERCENT OF
    BENEFICIAL OWNER     SHARES         CLASS
  -------------------    ----------- -------------
Apollo Ski Partners,
 L.P.(1).
 2 Manhattanville Road
 Purchase, NY 10577
Tortoise Corp. .........
 One Wall Street Court
 New York, NY 10005
George N. Gillett,
 Jr.(2) ................
 Gillett Group
  Management, Inc.
 Post Office Box 7
 Vail, CO 81658
Ralston Foods Inc.  ....
 800 Market Street
 Suite 2900
 St. Louis, Missouri
 63101
All directors and
 officers as a group,
 15 persons(3)(2).......

- --------

(1) Apollo Ski Partners was organized principally for the purpose of holding Common Stock and Class A Common Stock of the Company. The general partner of Apollo Ski Partners is Apollo Investment Fund, L.P., a Delaware limited partnership ("Apollo Fund") and a private securities investment fund. The managing general partner of Apollo Fund is Apollo Advisors, L.P., a Delaware limited partnership, the general partner of which is Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"). Mr. Black, a director of the Company, and John Hannan are the directors of Apollo Capital. All officers, directors and shareholders of Apollo Capital, including Messrs. Black, Katz, Mack, Rowan and Spector (directors of the Company) disclaim any beneficial ownership of the common stock of the Company.

(2) During a three-year period after October 8, 1992, Mr. Gillett, a former director and executive officer of the Company and certain of its subsidiaries, had the ability to earn, as performance-based compensation under his employment agreement, 357,488 incentive shares of Common Stock and warrants for an additional 204,082 shares of Common Stock. In addition, on the third anniversary of October 8, 1992, Mr. Gillett earned, as performance-based compensation under his employment agreement, long-term stock options for 582,404 shares of Common Stock. As of December 20, 1995, Mr. Gillett owned 238,326 of the incentive shares of Common Stock discussed above and an additional 119,162 shares of Common Stock, which vested on October 8, 1995. In addition, as of December 20, 1995, Mr. Gillett owned all of the 204,082 options for shares of Common Stock and all of the 582,404 long-term stock options for shares of Common Stock as discussed above. The table above includes the 238,326 shares of Common Stock owned by Mr. Gillett, the 119,162 shares of Common Stock which vested on October 8, 1995, the 204,082 options for shares of Common Stock owned by Mr. Gillett and the 582,404 long-term stock options for shares of Common Stock owned by Mr. Gillett.

(3) With the exception of 13,000 shares of Common Stock owned by Mr. Ressler, no directors or officers of the Company directly own shares of Common Stock.

                           CERTAIN TRANSACTIONS



  The Company intends to distribute the Rights to all stockholders of record on September [ ], 1996 provided that the maximum aggregate amount payable under the Rights will be $50 million. The purpose of the Rights is to provide cash to the existing stockholders of the Company as a partial return on their investment in the Company. The Company will make payments under the Rights only to the extent it receives gross proceeds under the Real Estate Contracts to make such payments. The Company currently estimates payments under the Rights will be made in December 1996 and in June 1997. In addition, the Company intends to amend certain option agreements held by management of the Company, to eliminate the right of option holders to receive any portion of payments made under the Rights. In connection with such amendment, the Company will accrue the Option Payment. Stockholders who purchase shares in the Offerings will not be entitled to any payments with respect to the Rights. The Company believes that the payment of the Distribution will not have any adverse consequences to the Company. See "Business--Real Estate."

  During the year ended September 30, 1991, the Company loaned Mr. Daly $300,000, $150,000 of which bears interest at 9% and the remainder of which is non-interest bearing. The principal sum plus accrued interest is due no later than one year following the termination, for any reason, of Mr. Daly's employment with the Company. The proceeds of the loan were used to finance the purchase and improvement of real property, and the loan is secured by a deed of trust on such property.

  The Company pays a fee of $500,000 per year to Apollo Advisors, L.P. for management services and expenses related thereto. This fee has been paid each year since 1993 and is paid partly in cash and partly in services rendered by the Company to Apollo Advisors, L.P. and its affiliates. This arrangement was approved by the Board of Directors of the Company in March 1993.

  In 1995, Mr. Daly's spouse and Mr. Thompson and his spouse received financial terms more favorable than those available to the general public in connection with their purchase of homesites at Bachelor Gulch Village. Rather than payment of an earnest money deposit with the entire balance due in cash at closing, these contracts provide for no earnest money deposit with the entire purchase price (which was below fair market value) paid under promissory notes of $438,750 and $350,000 for Mr. Daly's spouse and Mr. and Mrs. Thompson, respectively, each secured by a first deed of trust and amortized over 25 years at 8% per annum interest, with a balloon payment due on the earlier of five years from the date of closing or one year from the date employment with the Company is terminated.

                             THE ACQUISITION

  The summary of the following agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Stock Purchase Agreement and the other agreements summarized below, including the definitions therein of certain terms.

STOCK PURCHASE AGREEMENT

  On July 22, 1996, the Company, Foods and Ralston Resorts entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), setting forth the terms of the Acquisition. The date and time when the Acquisition is consummated is referred to herein as the "Closing Date."

  On the Closing Date, Foods will receive a minimum of 3,777,203 shares of Common Stock, and the Company will assume $165,000,000 of the outstanding indebtedness of Resorts. The Stock Purchase Agreement provides for certain adjustments after the Closing Date. Such adjustments, if any, will be made following the delivery of audited financial statements of Resorts to the Company and Foods, and may include payment by the Company or Foods, as the case may be, with respect to the indebtedness of Resorts, and the delivery of additional shares of Common Stock to Foods, based upon investments by Foods in Ralston Resorts from August 1, 1996 to the Closing Date.

  The Stock Purchase Agreement contains customary provisions for such agreements, including representations and warranties with respect to the condition and operations of the businesses of the Company and Resorts, covenants with respect to the conduct of such businesses prior to the Closing Date and various closing conditions, including the obtaining of financing, the continued accuracy of representations and warranties and the receipt of necessary government approvals including those required under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

  The Stock Purchase Agreement may be terminated at any time prior to the Closing Date: (i) if the Acquisition has not been consummated by December 31, 1996, (ii) by mutual consent of Foods and the Company, and (iii) by either party if certain conditions to such party's obligations to effect the Acquisition have not been satisfied, provided that the terminating party is not in material breach of its obligations and under the Agreement.

SHAREHOLDER AGREEMENT

  Foods, Apollo, and the Company are parties to a Shareholder Agreement pursuant to which they have agreed to cause the Board of Directors of the Company to consist of no more than twenty directors, with Foods having the ability to nominate two directors for so long as it owns at least 10% of the Company's outstanding securities.

  The Shareholder Agreement subjects Foods to a voting agreement with respect to actions taken by the Company's Board of Directors. Among other things, Foods agrees to vote (i) "for" all the nominees recommended by the Board; (ii) with the Board on all shareholder proposals, and (iii) in the same proportion as all other shareholders (i.e., "for," "against" and "abstain") on all other matters, except that Foods has full discretion on extraordinary events such as mergers or consolidations, sales of assets, creation of new stock with voting rights and changes in the Company's Charter or Bylaws. In addition, pursuant to the Shareholder Agreement, Apollo has agreed to vote in favor of the election of two directors nominated by Foods.

  Under the terms of the Shareholder Agreement, Foods has agreed to certain restrictions on the resale of its Common Stock. Foods has agreed not to transfer or sell its shares of Common Stock, without the prior approval of a majority of the Board of Directors, other than (i) to affiliates or Foods' stockholders; (ii) pursuant to a demand or piggy-back registration as allowed under the Shareholder Agreement;
(iii) if an Initial Public Offering has not been consummated by December 31, 1998, a transfer pursuant to Rule 144 of the Securities Act of 1933 or a transfer where such transferee agrees to be bound by the Shareholder Agreement; or (iv) a transfer eighteen months after the Closing Date, provided the transferee will not own more than 10% of then outstanding securities of the Company and agrees to be bound by the Shareholder Agreement. In addition, if Foods does transfer its shares under (iii) or (iv) above, it agrees to provide the Company with a right of first refusal, affording the Company the right to purchase such shares under the same terms and conditions, and to provide Apollo the right of second refusal.

  The Shareholder Agreement will terminate (i) upon agreement of each of Apollo and Foods; (ii) upon the dissolution of the Company or a sale of substantially all of its assets; or (iii) when either Apollo or Foods owns less than 10% of the Company's outstanding securities.

  Pursuant to the Shareholder Agreement the Company has granted to each of Apollo and Foods certain demand and piggyback registration rights with respect to the Common Stock issued to them. Upon consummation of the Offerings, Apollo and Foods will each have the right to effect one demand registration per twelve month period. In addition, first the Company and then Apollo will each have the right to purchase Foods' shares in lieu of registration.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT FACILITIES

  The Company intends to replace its two existing credit facilities ("Existing Credit Facilities") prior to the Acquisition. The Existing Credit Facilities provide for up to $135 million of revolving loans and/or letters of credit.

  The Company has received a commitment from NationsBank of Texas, N.A., to provide financing for the Acquisition and the working capital needs of the Company upon the closing of the Acquisition. The New Credit Facilities will provide for debt financing up to an aggregate principal amount of $340 million. The New Credit Facilities are comprised of the Revolving Credit Facility and the Term Loan Facilities. The Term Loan Facilities will be used to refinance a portion of the $165 million of debt assumed from Ralston Resorts, and will be available in a single borrowing upon closing of the Acquisition. The proceeds of the loans made under the Revolving Credit Facility may be used to fund the Company's working capital needs, capital expenditures and other general corporate purposes, including the issuance of letters of credit.

  The Revolving Credit Facility matures on April 15, 2003. The minimum amortization under the Term Loan Facilities will be $11.5 million, $14.0 million, $19.0 million, $21.5 million, $26.5 million, $31.5 million, and $41 million during fiscal years 1998, 1999, 2000, 2001, 2002, 2003, and 2004, respectively. The Company will also be required to make mandatory amortization payments under the Term Loan Facilities with excess cash flow, proceeds from asset sales, and proceeds from equity and debt offerings.

  The New Credit Facilities require that no more than $125.0 million in the aggregate be outstanding under the Revolving Credit Facility for a period of 30 consecutive days during each fiscal year, which includes April 15.

  Borrowings under the New Credit Facilities bear interest annually at the Company's option at the rate of (i) LIBOR (which rate is based on a formula relating to the London interbank offered rate for a given interest period) plus a margin (ranging from .50% to 1.75% in the case of Tranche A and the Revolving Credit Facility and 2.25% in the case of Tranche B) or (ii) the Base Rate (defined as, generally, the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.5%, or the Agent's prime lending rate) plus a margin up to .375%. In addition, the Company must pay a fee on the face amount of each letter of credit outstanding at a rate ranging from .625% to 1.875%. The Company must also pay a quarterly unused commitment fee ranging from .20% to .50%. The interest margins and fees described in this paragraph fluctuate based upon the ratio of Funded Debt (as defined) to the Company's Resort EBITDA (as defined).

  The obligations under the New Credit Facilities will be secured by (i) a pledge of all of the capital stock of the subsidiaries of Vail (the "Vail Pledged Shares") and Ralston Resorts and its subsidiaries (the "Ralston Pledged Shares") and (ii) an assignment of the permits granted by the Forest Service to the Company (the "Vail Forest Service Permits") and Ralston Resorts (the "Ralston Forest Service Permits"). The liens in favor of the Agent on the Vail Pledged Shares and the Vail Forest Service Permits are shared on a pro rata basis with the holders of the IRBs, up to a maximum of $105 million.

  The New Credit Facilities contain various covenants that limit, among other things, subject to certain exceptions, indebtedness, liens, transactions with affiliates, restricted payments and investments, mergers, consolidations and dissolutions, sales of assets, dividends and distributions and certain other business activities. The New Credit Facilities also contain certain financial covenants, including a Maximum Funded Debt to Resort Cash Flow Ratio, Minimum Fixed Charge Coverage Ratio and Minimum Interest Coverage Ratio (each as described in the New Credit Facilities).

INDUSTRIAL REVENUE BONDS

  Pursuant to an indenture (as amended, the "Vail Indenture") dated as of September 1, 1992 and amended as of November 23, 1993, between Eagle County, Colorado, as issuer (the "Vail Issuer"), and Colorado National Bank, as trustee (the "Vail Trustee"), $21.6 million aggregate principal amount of industrial revenue bonds (the "Vail IRBs") were issued for the purpose of providing funds to Vail Associates Inc. ("VAI") to refund certain Sports and Housing Facilities Revenue Bonds (Vail Associates Project). Pursuant to a financing agreement (as amended, the "Vail IRB Agreement") dated as of September 1, 1992 and amended as of November 23, 1993, among the Vail Issuer, VAI and VHI, the Vail Issuer loaned to VAI the proceeds of the issuance of the Vail IRBs and VAI agreed to make payments in the aggregate amount, bearing interest at rates and payable at times, corresponding to the principal amount of, interest rates on and due dates under the Vail IRBs.

  Pursuant to an indenture (as amended, the "Beaver Creek Indenture"; together with the Vail Indenture, the "Indentures") dated as of September 1, 1992 and amended as of November 23, 1993, between Eagle County, Colorado, as issuer (the "Beaver Creek Issuer"; together with the Vail Issuer, the "Issuer"), and Colorado National Bank, as trustee (the "Beaver Creek Trustee"; together with the Vail Trustee, the "Trustee"), $19.6 million aggregate principal amount of industrial revenue bonds (the "Beaver Creek IRBs"; together with the Vail IRBs, the "IRBs") were issued for the purpose of providing funds to the Company's subsidiary, Beaver Creek Associates, Inc. ("Beaver Creek"), to refund certain Sports and Housing Facilities Revenue Bonds (Beaver Creek Project). Pursuant to a financing agreement (as amended, the "Beaver Creek IRB Agreement"; together with the Vail IRB Agreement, the "IRB Agreements") dated as of September 1, 1992 and amended as of November 23, 1993, among the Beaver Creek Issuer and Beaver Creek, the Beaver Creek Issuer loaned to Beaver Creek the proceeds of the issuance of the Beaver Creek IRBs and Beaver Creek agreed to make payments in the aggregate amount, bearing interest at rates and payable at times, corresponding to the principal amount of, interest rates on and due dates under the Beaver Creek IRBs. The obligations of Beaver Creek in respect of the Beaver Creek IRBs have been guaranteed by VAI and VHI.

  The obligations of VAI, VHI and Beaver Creek under the Indentures, the IRB Agreements and the IRBs are secured (equally and ratably with the first $105 million of obligations of the Company under the New Credit Facilities) by a pledge of all of the Vail Pledged Shares and assignments of the Vail Forest Service Permits.

  The IRBs mature, subject to prior redemption, on August 1, 2009. The IRBs bear interest at the rate of 8% per annum. The IRBs are subject to redemption at the option of VAI or Beaver Creek, as the case may be, at any time and from time to time, and are subject to mandatory redemption (i) in connection with the release of any Forest Service permits from the lien of the security documents executed in connection with the Existing Credit Facilities and the IRBs, which release is not consented to by the holders of a majority in aggregate principal amount of the IRBs and (ii) if interest payments on the IRBs lose their tax exempt status.

  In connection with the Acquisition, the Company has agreed to assume $165 million of outstanding indebtedness of Ralston Resorts. Of this amount, approximately $135 million will be refinanced from the proceeds of the New Credit Facilities. The remaining indebtedness assumed ("Assumed Debt") consists of (i) $23.36 million of Industrial Revenue Bonds ("Ralston IRBs"),
(ii) a $4.5 million term loan payable to National Australia Bank Limited ("National Australia"), and (ii) a loan from the Colorado Water Conservation Board to Clinton Ditch and Reservoir Company ("Clinton Ditch"), of which Ralston Resorts is the largest owner, with a remaining principal balance of approximately $1.95 million.

  The Ralston IRBs consist of two series of refunding bonds which were originally issued to finance the cost of sports facilities at Keystone Mountain. The first IRB, the Series 1990 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $20.36 million bears interest at rates ranging from 7.2% to 7.875% and mature in installments in 1998, 2006, and 2008. The second IRB, the Series 1991 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $3 million bears interest at 7.125% for bonds maturing in 2002 and 7.375% for bonds maturing in 2010.

                         DESCRIPTION OF CAPITAL STOCK

  The following summarizes the material terms of the capital stock of the Company.

GENERAL

  Upon the closing of the Offerings, the authorized capital stock of the
Company will consist of 20,000,000 shares of Class A Common Stock,       of
which will be issued and outstanding, 40,000,000 shares of Common Stock, of which will be issued and outstanding, and 25,000,000 shares of Preferred Stock, par value $.01 per share, none of which will be outstanding.

PREFERRED STOCK

  The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock and Class A Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock and Class A Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock and Class A Common Stock. Upon consummation of the Offerings, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

COMMON STOCK

  The issued and outstanding shares of Common Stock and Class A Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. The rights of holders of Class A Common Stock and Common Stock are substantially identical, except that, while any Class A Common Stock is outstanding, holders of Class A Common Stock elect a class of directors that constitutes two-thirds of the Board and holders of Common Stock elect another class of directors constituting one-third of the Board. The Class A Common Stock is convertible into Common Stock
(i) at the option of the holder, (ii) automatically, upon transfer to a non-affiliate and (iii) automatically if less than 2,500,000 shares (as such number shall be adjusted by reason of any stock split, reclassification or other similar transaction) of Class A Common Stock are outstanding. The Common Stock is not convertible. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock and Class A Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock and Class A Common Stock will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock and Class A Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock and Class A Common Stock is entitled to vote on all matters submitted to a vote of stockholders.

DELAWARE LAW AND CERTAIN PROVISIONS OF THE
COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

  Statutory Provisions. The Company is a Delaware corporation and, after the Offerings, will be subject to Section 203 of the Delaware General Corporation Law ("Delaware Law"). In general, Section 203 prevents an

"interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and held by certain employee stock ownership plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

  Directors Liability and Indemnification. The Company's Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware Law or other applicable law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Bylaws provide that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by applicable law.

  Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The Company's Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

  The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the principal executive offices of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board or by a stockholder who has given timely written notice to the principal executive offices of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by the Company not less than 30 days prior to the scheduled date of the meeting (or, if less than 60 days' notice of the date of the meeting is given, the 9th day following the day such notice was made).

  Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain information about the nominating stockholder and the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder. If the officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

  By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

  Although the Bylaws does not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deferring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  Certain Effects of Authorized but Unissued Stock. Under the Certificate,
upon consummation of the Offerings there will be     shares of Class A Common
Stock authorized but unissued,     shares of Common Stock authorized but
unissued (and not reserved for issuance upon conversion of the Class A Common Stock or exercise of options), and 25,000,000 shares of preferred stock authorized but unissued, for future issuance without additional stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

  The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock.

  One of the effects of the existence of unissued and unreserved Common Stock or preferred stock may be to enable the Board to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Wilmington Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offerings, the Company will have outstanding
shares of common stock, consisting of     shares of Class A Common Stock and
    shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the
    shares of Common Stock sold in the Offerings and     shares of Common
Stock not sold in the Offerings will be freely tradeable without restriction under the Securities Act, unless subsequently acquired by "affiliates" of the Company as that term is defined in Rule 144. Substantially all the remaining shares of Common Stock outstanding upon completion of the Offerings will be owned by "affiliates" within the meaning of Rule 144.

  In general, under Rule 144 as currently in effect, an "affiliate" is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common
Stock (     shares immediately after completion of the Offerings) or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements as to the availability of current public information are satisfied (which requirements as to the availability of current public information is currently satisfied). Under Rule 144(k), a person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale by such person, and who has beneficially owned shares of Common Stock that were not acquired from the Company or an "affiliate" of the Company within the previous three years, would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or the availability of current public information concerning the Company. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

  In connection with the Acquisition, Foods will receive a minimum of 3,777,203 Shares of Common Stock. Upon consummation of the Offerings, Apollo will own [ ] shares of Common Stock and [ ] of Class A Common Stock. Pursuant to the Shareholder Agreement, each of Foods and Apollo will have certain demand and piggyback registration rights. See "Acquisition--Shareholder Agreement."

  The Company, its officers and directors and the Selling Stockholders have
agreed that, for a period of     days after the date of this Prospectus, they
will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of its Common Stock or Class A Common Stock, or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Bear, Stearns & Co. Inc. The foregoing does not prohibit the Selling Stockholders from selling shares subject to the Underwriters' over-allotment option or prohibit the Company from issuing shares pursuant to its stock option plans.

  Prior to the Offerings there has been no public market for the Common Stock of the Company and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial numbers of shares in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through a sale of its equity securities.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF
                                 COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder that, for United States federal tax purposes, is not a "United States person" (a "Non-United States Holder"). For purposes of this discussion, a "Non-United States Holder" is any holder that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust as such terms are defined in the Internal Revenue Code. This discussion does not address all United States federal income and estate tax considerations that may be relevant to a Non-United States Holder in light of its particular circumstances or to certain Non-United States Holders that may be subject to special treatment under United States federal tax laws. Furthermore, this section does not discuss any aspects of foreign, state or local taxation. This discussion is based on current provisions of the Internal Revenue Code, existing Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Each prospective Non-United States Holder is advised to consult its tax advisor with respect to the tax consequences of owning and disposing of Common Stock.

DIVIDENDS

  Dividends paid with respect to the Common Stock to a Non-United States Holder generally will be subject to withholding of United States federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States, in which case the dividend will be taxed at ordinary federal income tax rates. In the case of a Non-United States Holder which is a corporation, such effectively connected income may also be subject to a branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States, or deemed repatriation, of effectively connected earnings and profits). Non-United States Holders should consult any applicable tax treaties which may provide for a lower rate of withholding or other rules different than those described herein. Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country (absent actual knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the United States Treasury regulations, for purposes of determining the applicability of a tax treaty. However, under proposed United States Treasury regulations, a non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements; these regulations are proposed to be effective for dividends paid after December 31, 1997.

SALE OR DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-United States Holder in the United States; (ii) in the case of a Non-United States Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and either (a) has a "tax home" for United States federal income tax purposes in the United States or
(b) has an office or other fixed place of business in the United States to which the gain is attributable; (iii) the Non-United States Holder is subject to tax pursuant to the provisions of United States federal income tax laws applicable to certain United States expatriates; or (iv) the Company is or has been during certain periods a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes and, assuming that the Common Stock is regularly traded on an established securities market, the Non-United States Holder owned, actually or constructively, in excess of 5% of the fair market value of the Common Stock during the preceding five-year period.

  A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business at any time during the five-year period ending on the date of disposition, or the period in which the holder has owned the stock, whichever is shorter (the "Required Holding Period"). A non-United States Holder would generally not be subject to tax on gain from a sale or other disposition of Common Stock by reason of the Company being deemed to have USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period (a "5% holder"). While not free from doubt, the Company believes that the Common Stock should be treated as regularly traded.

  If the Company is or has been a USRPHC within the Required Holding Period, and if a Non-United States Holder is a 5% holder (as described in the preceding paragraph), such non-United States Holder of Common Stock will be subject to United States federal income tax at regular graduated rates ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, if the Company is or has been a USRPHC within the Required Holding Period and if the Common Stock is not treated as regularly traded, a non-United States Holder (without regard to its ownership percentage) is subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on sale or other disposition of Common Stock and may be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax is creditable against such non-United States Holder's United States federal income tax liability.

  The Company does not believe that it is a USRPHC as of the date of this Prospectus. The Company has not received an appraisal with respect to the Acquired Resorts and therefore cannot make such conclusion with certainty and there can be no assurance that the IRS will not challenge such conclusion. Non-United States Holders accordingly should consider the risk that the Company is, or will become, a USRPHC, in which event gain on sale or disposition of Common Stock will be subject to FIRPTA tax if (i) the Common Stock is not treated as regularly traded (in which event the 10% withholding tax also will be imposed) or (ii) even if the Common Stock is regularly traded, a Non-United States Holder is a 5% holder.

  Gain realized upon disposition of Common Stock that is effectively connected with the conduct by the Non-United States Holder of a trade of business within the United States is subject to United States federal income tax on the same basis as United States persons generally (and, generally, with respect to corporate holders, the branch profits tax) but will not be subject to withholding.

  Non-United States Holders should consult applicable tax treaties, which may result in United States Federal income tax treatment on the sale or other disposition of Common Stock different from that described above.

BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

  Generally, the Company must report annually to the IRS and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-United States Holder's country of residence.

  United States backup withholding tax will generally not apply to dividends paid on Common Stock to a Non-United States Holder at an address outside the United States. Upon the sale of Common Stock by a Non-United States Holder to or through a United States office of a broker, the broker must withhold tax at a rate of 31% and report the sale to the IRS unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting (but not backup withholding) applies upon the sale of Common Stock by a Non-United States Holder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, unless the broker has documentary evidence in its files that the seller is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Proposed Treasury Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which Non-United States Holders would be subject to backup withholding in the absence of required certifications.

  Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such Non-United States Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

FEDERAL ESTATE TAXES

  Common Stock owned or treated is owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will be included in such individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  The underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Bear, Stearns & Co. Inc., Schroder Wertheim & Co. Incorporated and
         are acting as representatives, have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the U.S. Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-2 of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders the aggregate number of U.S. Shares set forth opposite their respective names below.

                                                                     NUMBER OF
      NAME OF U.S. UNDERWRITER                                      U.S. SHARES
      ------------------------                                      -----------
        Bear, Stearns & Co. Inc. ...............................
        Furman Selz LLC.........................................
        Goldman, Sachs & Co. ...................................
        Salomon Brothers Inc....................................
        Schroder Wertheim & Co. Incorporated....................
        Smith Barney Inc. ......................................
                                                                       ----
            Total...............................................
                                                                       ====

  The Managers of the concurrent International Offering named below (the "Managers"), for whom Bear, Stearns International Limited, J. Henry Schroder &
Co. Limited and         are acting as lead Managers, have severally agreed
with the Company and the Selling Stockholders, subject to the terms and conditions of the International Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-2 of which this Prospectus is a part), to subscribe and pay for the aggregate number of International Shares set forth opposite their respective names below.

                                                                NUMBER OF
            NAME OF MANAGER                                INTERNATIONAL SHARES
            ---------------                                --------------------
      Bear, Stearns International Limited.................
      Furman Selz LLC.....................................
      Goldman Sachs International.........................
      J. Henry Schroder & Co. Limited.....................
      Salomon Brothers International Limited..............
      Smith Barney Inc. ..................................
                                                                   ----
          Total...........................................
                                                                   ====

  The nature of the respective obligations of the U.S. Underwriters and the Managers is such that all of the U.S. Shares and all of the International Shares must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect of such liabilities.

  The Company and the Selling Stockholders have been advised that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada and the Managers propose to offer the International Shares outside the United States and Canada, initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price
less a concession not to exceed $    per share; that the U.S. Underwriters and
the Managers may allow, and such selected dealers may reallow, a concession to
certain other dealers not to exceed $    per share; and that after the
commencement of the Offerings, the public offering price and the concessions may be changed.

  The Selling Stockholders have granted the U.S. Underwriters and the Managers
options to purchase in the aggregate up to     additional shares of Common
Stock solely to cover over-allotments, if any. The options may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent options are exercised, the U.S. Underwriters and the Managers will be severally committed, subject to certain conditions, to purchase the additional shares of Common Stock in proportion to their respective commitments as indicated in the preceding tables.

  Pursuant to an agreement between the U.S. Underwriters and the Managers (the "Agreement Between"), each U.S. Underwriter has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (a) it is not purchasing any U.S. Shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person or a dealer who similarly agrees. Similarly, pursuant to the Agreement Between, each Manager has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, (a) it is not purchasing any of the International Shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of the International Shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person or to a dealer who does not similarly agree. As used herein, "U.S. or Canadian Person" means any individual who is a resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or any other entity under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than the foreign branch of any U.S. or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of such income, and any United States or Canadian branch of a person other than a U.S. or Canadian Person; "United States" means the United States of America (including the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for the Common Stock being sold by the U.S. Underwriters and the Managers, less an amount not greater than the selling concession allocable to such Common Stock. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount specified on the cover page of this Prospectus.

  Each U.S. Underwriter and each Manager has represented and agreed that (a) it has not offered or sold, and will not offer or sell, in the United Kingdom by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain); (b) it has complied and will comply with applicable provisions of the Financial Services Act 1996 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any documents received by it in connection with the issue of Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended) or in other circumstances exempted from the restrictions on advertising in the Financial Services Act 1986.

  Purchasers of the International Shares offered in the International Offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.

  The Company, its officers and directors and the Selling Stockholders have agreed, that, for a period of days after the date of this Prospectus, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of its Common Stock or Class A Common Stock, or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Bear, Stearns & Co. Inc. The foregoing does not prohibit the Selling Stockholders from selling shares subject to the Underwriters' over-allotment option or prohibit the Company from issuing shares pursuant to its stock option plans.

  At the Company's request, the U.S. Underwriters and the Managers have
reserved up to     shares of Common Stock (the "Directed Shares") for sale at
the public offering price to approximately     persons who are directors,
officers or employees of, or otherwise associated with, the Company and who have advised the Company of their desire to participate in its future growth.
Each purchaser of more than     Directed Shares will be required to agree to
restrictions on resale similar to those described in the immediately preceding paragraph. However, the U.S. Underwriters and the Managers are not obligated to sell any shares to any persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the U.S. Underwriters and the Managers on the same basis as all other shares offered hereby.

  Prior to the Offerings, there has been no public market for the Company's Common Stock. Consequently, the initial public offering price will be determined through negotiations among the Company, the representatives of the U.S. Underwriters and the Managers. Among the factors to be considered in making such determination will be the Company's financial and operating history and condition, its prospects and prospects for the industry in which it does business in general, the management of the Company, prevailing equity market conditions and the demand for securities considered comparable to those of the Company.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company or the Selling Stockholders prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

  Confirmations of the acceptance of offers to purchase shares of Common Stock will be sent to Canadian residents to whom this Prospectus has been sent and who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable Canadian provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, (iii) such purchaser has reviewed the text above under "Notice to Canadian Residents-- Resale Restrictions", (iv) if such purchaser is located in Manitoba, such purchaser is not an individual and is purchasing for investment only and not with a view to resale or distribution, (v) if such purchaser is located in Ontario, a dealer registered as an international dealer in Ontario may sell shares of Common Stock to such purchaser, and (vi) if such purchaser is located in Quebec, such purchaser is a "sophisticated purchaser" within the meaning of Section 43 of the Securities Act (Quebec).

TAXATION

  Canadian purchasers should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

ENFORCEMENT OF LEGAL RIGHTS

  The Company is incorporated under the laws of the State of Delaware. All or substantially all of the directors and officers of the Company reside outside Canada and all or substantially all of the assets of the Company are located outside Canada. As a result, it may not be possible for Canadian investors to effect service of process within Canada upon the Company or to enforce against the Company in Canada judgements obtained in Canadian courts that are predicated upon the contractual rights of action, if any, granted to certain purchasers by the Company. It may also not be possible for investors to enforce against the Company in the United States judgements obtained in Canadian courts.

  Furthermore, although the requirement for an issuer to provide to certain purchasers the contractual right of action for damages and/or rescission described below is consistent with contractual considerations associated with a private placement which constitutes a primary distribution of the issuer's securities by the issuer, an investor may not be able to enforce a contractual right of action for rescission against the issuer whom the offer or sale of the issue's securities is a secondary distribution being made by a third party such as the sale of the Common Stock by the Selling Stockholders.

NOTICE TO ONTARIO RESIDENTS

  The securities being offered hereby are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the Company or such persons in Canada or to enforce a judgement obtained in Canadian courts against the Company or persons outside of Canada.

NOTICE TO NOVA SCOTIA RESIDENTS

  The Securities Act (Nova Scotia) provides that when a Canadian offering document, together with any amendments thereto, contains an untrue statement of material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made (such untrue statement or omission herein called a "misrepresentation"), a purchaser who was delivered such offering document and who purchases such securities shall be deemed to have relied on such misrepresentation, if it was a misrepresentation at the time of purchase, and has a right of action for damages against the seller of the securities or he may elect to exercise the right of rescission against the seller, in which case he shall have no right of action for damages against the seller, provided that:

    (a) the seller will not be liable if the seller proves that the purchaser purchased the securities with knowledge of the misrepresentation;

    (b) in an action for damages, the seller will not be liable for all or any portion of such damages that the seller proves do not represent the depreciation in value of the security as a result of the misrepresentation relied upon;

    (c) in no case shall the amount recoverable pursuant to the right of action exceed the price at which the securities were offered; and

    (d) the action for recision or damages conferred by the Securities Act (Nova Scotia) is in addition to and without derogation from any other rights the purchaser may have at law;

but no action to enforce these rights may be commenced more than 120 days after the date on which payment is made for the securities or after the date on which the initial payment for the securities is made where a payment subsequent to the initial payment is made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment.

NOTICE TO SASKATCHEWAN RESIDENTS

  The Securities Act (Saskatchewan) provides that in the event an offering memorandum, together with any amendment thereto, or any advertising or sales literature (as such terms are defined in the Securities Act (Saskatchewan)) used in connection with an offering contains a misrepresentation (as defined in the Securities Act (Saskatchewan) that was a misrepresentation at the time of purchase, purchasers of securities will be deemed to have relied upon such misrepresentation and will have a statutory right of action pursuant to the Securities Act (Saskatchewan) for damages against the issuer and the seller of the securities, or alternatively may elect to exercise a right of rescission against the issuer or the seller, provided that:

    (a) no person or company is liable where the person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation;

    (b) no person or company, other than the issuer or selling security holder, is liable unless that person or company: (i) failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation; or (ii) believed there had been a misrepresentation; and

    (c) in an action for damages, the defendant is not be liable for all or any portion of such damages that it proves do not represent the depreciation in value of the securities as a result of the misrepresentation relied upon, but no action to enforce these rights may be commenced:

      (i) in the case of rescission, more than 180 days after the date of the transaction that gave rise to the cause of action; and

      (ii) in the case of any other action, other than an action for rescission, more than the earlier of

        (A) 180 days after the purchaser first had knowledge of the facts giving rise to the cause of action, or

        (B) three years after the date of the transaction that gave rise to the cause of action.

LANGUAGE OF DOCUMENTS

  All Canadian purchasers of shares of Common Stock acknowledge that all documents evidencing or relating in any way to the sale of such shares will be drawn in the English language only. Tous les acheteurs canadiens d'actions ordinaires reconnaissent par les presentes que c'est a leur volonte expresse que tous les documents faisant foi ou se rapportant de quelque maniere a la vente des actions ordinaires soient rediges en anglais seulement.

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, and Brownstein Hyatt Farber & Strickland, P.C., Denver, Colorado, and for the Underwriters by Kramer, Levin, Naftalis & Frankel, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Vail Resorts, Inc. at September 30, 1995 and September 30, 1994 and for each of the three years in the period ended September 30, 1995 included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The consolidated statements of income, stockholder's equity, and cash flows for the periods from October 4, 1993 through August 31, 1994, and October 9, 1992 through October 3, 1993 of Packerland Packing Company, Inc. have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are referred to herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Ralston Resorts as of September 30, 1995 and 1994 and for each of the three years in the period ended September 30, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               VAIL RESORTS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................... F-2
Report of Ernst & Young LLP Independent Auditors ........................... F-3
Consolidated Balance Sheets................................................. F-4
Consolidated Statements of Operations....................................... F-5
Consolidated Statements of Stockholders' Equity............................. F-6
Consolidated Statements of Cash Flows....................................... F-7
Notes to Consolidated Financial Statements.................................. F-8

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

Report of Independent Accountants.......................................... F-23
Consolidated Balance Sheet................................................. F-24
Consolidated Statement of Operations....................................... F-25
Consolidated Statement of Changes in Stockholder's Equity.................. F-26
Consolidated Statement of Cash Flows....................................... F-27
Notes to Consolidated Financial Statements................................. F-28

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Vail Resorts, Inc.:

  We have audited the accompanying consolidated balance sheets of VAIL RESORTS, INC. formerly known as Gillett Holdings, Inc. (see Note 1) (a Delaware corporation) and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and for the period from October 9, 1992 through September 30, 1993 as restated (see Note 2). These consolidated financial statements and the other financial information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the other financial information based on our audits. We did not audit the consolidated financial statements of Packerland Packing Company, Inc. ("Packerland"), a wholly owned subsidiary of Vail Resorts, Inc. until 100% of the stock of Packerland was sold on August 31, 1994. The net revenues of Packerland included in the consolidated statements of operations for the years ended September 30, 1994 and 1993 were $630,928,000 and $704,705,000, respectively.
The accompanying consolidated statements of operations for the years ended September 30, 1994 and 1993 present the operations of Packerland as discontinued (see Note 3). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Packerland, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vail Resorts, Inc. and subsidiaries as of September 30, 1995 and 1994 and the consolidated results of their operations and their cash flows for the years then ended and for the period from October 9, 1992 through September 30, 1993 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado,

  December 21, 1995.

               REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Board of Directors
Packerland Packing Company, Inc.

  We have audited the consolidated statements of income, stockholder's equity and cash flows for the periods from October 4, 1993 through August 31, 1994, and October 9, 1992 through October 3, 1993, of Packerland Packing Company, Inc. (the Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the Company's operations and its cash flows for the period from October 4, 1993 through August 31, 1994, and October 9, 1992 through October 3, 1993, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Milwaukee, Wisconsin
October 7, 1994

                               VAIL RESORTS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                         SEPTEMBER 30, SEPTEMBER 30,  JUNE 30,
                                             1994          1995         1996
                                         ------------- ------------- -----------
                                                                     (UNAUDITED)
                ASSETS
Current assets:
  Cash and cash equivalents............    $ 83,015      $ 47,534     $    531
  Receivables..........................       4,622         5,135        3,599
  Inventories..........................       2,985         4,221        4,687
  Deferred income taxes (Note 8).......       9,800         9,500        9,500
  Other current assets.................       3,450         3,716        2,024
                                           --------      --------     --------
    Total current assets...............     103,872        70,106       20,341
Property, plant, and equipment, net
 (Note 6)..............................     196,897       205,151      199,451
Real estate held for sale (Note 4).....      42,637        54,858       66,247
Deferred charges and other assets......       6,342         6,106        8,876
Intangible assets, as restated (Notes 2
 and 6)................................     100,270        93,407       87,544
                                           --------      --------     --------
    Total assets.......................    $450,018      $429,628     $382,459
                                           ========      ========     ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses
   (Note 6)............................    $ 27,241      $ 37,419     $ 26,712
  Income taxes payable (Note 8)........         372            81           81
  Long-term debt due within one year
   (Notes 1 and 5).....................       1,487            63           63
                                           --------      --------     --------
    Total current liabilities..........      29,100        37,563       26,856
Long-term debt (Note 5)................     224,167       191,250      121,703
Other long-term liabilities............       7,557         3,821        9,259
Deferred income taxes (Note 8).........      26,700        29,300       39,693
Commitments and contingencies (Notes 1,
 3, 10, and 12)
Stockholders' equity (Notes 1, 12 and
 13):
  Preferred stock, $.01 par value
   25,000,000 shares authorized, no
   shares issued and outstanding.......         --            --           --
  Common stock--
   Class A common stock, $.01 par
    value, 20,000,000 shares
    authorized, 7,124,707, 6,408,846
    and 6,401,312 shares issued and
    outstanding as of September 30,
    1994 and 1995 and June 30, 1996,
    respectively.......................          71            64           64
   Common Stock, $.01 par value,
    40,000,000 shares authorized,
    2,636,968, 3,471,992 and 3,598,688
    shares issued and outstanding as of
    September 30, 1994 and 1995 and
    April 30, 1996, respectively.......          27            35           36
  Additional paid-in capital...........     133,743       135,660      137,650
  Retained earnings, as restated (Note
   2)..................................      28,653        31,935       47,198
                                           --------      --------     --------
    Total stockholders' equity.........     162,494       167,694      184,948
                                           --------      --------     --------
    Total liabilities and stockholders'
     equity............................    $450,018      $429,628     $382,459
                                           ========      ========     ========

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                               VAIL RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                           PERIOD FROM
                            OCTOBER 9,
                               1992           YEAR
                             THROUGH         ENDED                     NINE MONTHS
                          SEPTEMBER 30,  SEPTEMBER 30,      YEAR      ENDED JUNE 30,
                               1993           1994          ENDED          1995       NINE MONTHS
                          (AS RESTATED-- (AS RESTATED-- SEPTEMBER 30, (AS RESTATED--     ENDED
                             NOTE 2)        NOTE 2)         1995         NOTE 2)     JUNE 30, 1996
                          -------------- -------------- ------------- -------------- -------------
                                                                       (UNAUDITED)    (UNAUDITED)
Net Revenues:
 Resort.................     114,623        124,982        126,349       119,624        132,410
 Real estate............       4,610         22,203         16,526        11,223         35,714
                             -------        -------        -------       -------        -------
 Total net revenues.....     119,233        147,185        142,875       130,847        168,124
Operating expenses:
 Resort.................      69,749         78,365         82,305        71,240         77,101
 Real estate............       5,165         20,341         14,983        11,594         31,251
 Corporate expense......       6,467          7,160          6,701         5,149          3,451
 Depreciation and amor-
  tization..............      13,404         17,186         17,968        13,212         13,590
                             -------        -------        -------       -------        -------
 Total operating ex-
  penses................     947,285        123,052        121,957       101,195        125,393
                             -------        -------        -------       -------        -------
Operating income from
 continuing operations..      24,448         24,133         20,918        29,652         42,731
Other income (expense):
 Investment income......       2,358          1,523          3,295         2,552            944
 Interest expense (Note
  1)....................     (26,314)       (22,468)       (19,498)      (14,842)       (13,678)
 Gain (loss) on disposal
  of fixed assets.......        (761)           128           (849)           91         (2,629)
 Other (Notes 9 and
  10)...................        (733)          (598)         3,291         2,017           (879)
                             -------        -------        -------       -------        -------
Income (loss) from con-
 tinuing operations be-
 fore income taxes......      (1,002)         2,718          7,157        19,470         26,489
(Provision) credit for
 income taxes (Note 8)..         856         (1,957)        (3,875)       (8,508)       (11,226)
                             -------        -------        -------       -------        -------
Income (loss) from con-
 tinuing operations.....        (146)           761          3,282        10,962         15,263
Income from discontinued
 operations, net of ap-
 plicable income tax
 provision of $1,134 and
 $4,206 for the period
 from October 9, 1992
 through September 30,
 1993, and the year
 ended September 30,
 1994, respectively
 (Notes 3 and 9)........       2,044          7,058            --            --             --
Gain (loss) on disposal
 of subsidiaries operat-
 ing in discontinued
 segments, net of appli-
 cable income tax provi-
 sion (credit) of
 ($1,212) and $13,357
 for the period from Oc-
 tober 9, 1992 through
 September 30, 1993, and
 the year ended Septem-
 ber 30, 1994, respec-
 tively (Notes 3 and
 9).....................      (2,027)        20,963            --            --             --
                             -------        -------        -------       -------        -------
Net income (loss).......     $  (129)       $28,782        $ 3,282       $10,962        $15,263
                             =======        =======        =======       =======        =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                               VAIL RESORTS, INC.

        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NOTES 1 AND 3)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                      COMMON STOCK
                          --------------------------------------
                                      SHARES                     ADDITIONAL RETAINED      TOTAL
                          -------------------------------         PAID-IN   EARNINGS  STOCKHOLDERS'
                           CLASS A    COMMON     TOTAL    AMOUNT  CAPITAL   (DEFICIT)    EQUITY
                          ---------  --------- ---------- ------ ---------- --------- -------------
Balance, October 8,
 1992...................  7,390,803  2,251,709  9,642,512  $ 96   $132,006   $    --    $132,102
Net loss for the period
 from October 9, 1992
 through September 30,
 1993, as restated (Note
 2).....................        --         --         --    --         --       (129)       (129)
                          ---------  --------- ----------  ----   --------   -------    --------
Balance, September 30,
 1993...................  7,390,803  2,251,709  9,642,512    96    132,006      (129)    131,973
Net income for the year
 ended September 30,
 1994, as restated (Note
 2).....................        --         --         --    --         --     28,782      28,782
Shares issued pursuant
 to stock grants (Note
 12)....................        --     119,163    119,163     2      1,737       --        1,739
Shares of Class A Common
 Stock converted to
 Common Stock (Note 2)..   (266,096)   266,096        --    --         --        --          --
                          ---------  --------- ----------  ----   --------   -------    --------
Balance, September 30,
 1994...................  7,124,707  2,636,968  9,761,675    98    133,743    28,653     162,494
Net income for the year
 ended September 30,
 1995...................        --         --         --    --         --      3,282       3,282
Shares issued pursuant
 to stock grants (Note
 12)....................        --     119,163    119,163     1      1,917       --        1,918
Shares of Class A Common
 Stock converted to
 Common Stock (Note 2)..   (715,861)   715,861        --    --         --        --          --
                          ---------  --------- ----------  ----   --------   -------    --------
Balance, September 30,
 1995...................  6,408,846  3,471,992  9,880,838  $ 99   $135,660   $31,935    $167,694
UNAUDITED:
Net income for the
 period ended June 30,
 1996...................        --         --         --    --         --     15,263      15,263
Shares issued pursuant
 to stock grants (Note
 12)....................        --     119,162    119,162     1      1,990       --        1,991
Shares of Class A Common
 Stock converted to
 Common Stock (Note 2)..     (7,534)     7,534        --    --         --        --          --
                          ---------  --------- ----------  ----   --------   -------    --------
Balance, June 30, 1996
 (unaudited)............  6,401,312  3,598,688 10,000,000  $100   $137,650   $47,198    $184,948
                          =========  ========= ==========  ====   ========   =======    ========

  The accompanying notes to consolidated financial statements are an integral part of these statements

                               VAIL RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                           PERIOD FROM
                           OCTOBER 9,
                              1992          YEAR          YEAR      NINE MONTHS NINE MONTHS
                             THROUGH        ENDED         ENDED        ENDED       ENDED
                          SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,  JUNE 30,    JUNE 30,
                              1993          1994          1995         1995        1996
                          ------------- ------------- ------------- ----------- -----------
                                                                    (UNAUDITED) (UNAUDITED)
Cash flows from operat-
 ing activities:
 Net income (loss), as
  restated (Note 2).....    $   (129)      $28,782      $  3,282     $ 10,962    $ 15,263
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 operating activities:
 Depreciation and amor-
  tization, as restated
  (Note 2)..............      14,378        18,223        17,968       13,212      13,590
 Deferred compensation
  payments in excess of
  expense...............      (7,420)       (1,257)       (1,325)        (941)       (610)
 Noncash cost of real
  estate sales..........       2,723        13,817         9,208        7,184      24,123
 Noncash compensation
  related to stock
  grants
  (Note 12).............       1,633         1,633         1,633        1,224         --
 Gain (loss) on
  disposal of
  subsidiaries (Notes 3
  and 9)................       3,239       (34,320)          --           --          --
 Bond discount amor-
  tized.................       9,344           548           --           --          --
 Deferred financing
  costs amortized.......         600           504           237          186         186
 Loss (gain) on dis-
  posal of fixed as-
  sets..................         761          (128)          849          (91)      2,629
 Deferred real estate
  revenue...............         --          1,535         1,500          --          --
 Deferred income taxes
  (Note 8)..............      (1,100)       16,000         2,900        7,968      10,393
 Cash received on
  termination of
  pension plan
  (Note 7)..............       6,760           500           --           --          --
Changes in assets and
 liabilities:
 Accounts receivable,
  net...................      (6,561)        6,153          (349)       2,595       1,536
 Inventories............      (3,973)         (455)       (1,236)      (2,083)       (466)
 Accounts payable and
  accrued expenses......     (13,577)        2,742        10,141        7,431     (10,097)
 Other assets and lia-
  bilities..............      (4,951)        1,830        (3,704)      (1,268)     (3,239)
                            --------       -------      --------     --------    --------
   Net cash provided by
    operating activi-
    ties................       1,727        56,107        41,104       46,379      53,308
Cash flows from invest-
 ing activities:
 Resort capital expendi-
  tures.................     (16,642)      (17,414)      (20,320)     (23,490)     (8,280)
 Investments in real es-
  tate..................      (3,792)      (22,686)      (22,477)      (4,915)    (22,284)
 Cash payments from GHTV
  (Note 1)..............     171,479        39,097           --           --          --
 Cash balances of GHTV
  acquired..............         --          3,145           --           --          --
 Net cash proceeds from
  sale of Packerland
  (Note 3)..............         --         56,260           --           --          --
 Cash balances of
  Packerland sold.......         --         (7,853)          --           --          --
 Purchase of Arrowhead
  (Note 4)..............         --        (30,919)          --           --          --
 Investment in joint
  venture...............         --         (2,978)         (400)         --          --
 Other..................      (5,901)         (363)          953          688        (200)
                            --------       -------      --------     --------    --------
Net cash provided by
 (used in) investing ac-
 tivities...............     145,144        16,289       (42,244)     (27,717)    (30,764)
Cash flows from financ-
 ing activities:
 Proceeds from
  borrowings under long-
  term debt.............      27,834        69,360       253,400      178,000      61,000
 Payments on long-term
  debt..................    (161,681)      (94,820)     (287,741)    (228,501)   (130,547)
 Payment of
  reorganization items,
  financing costs and
  other.................    (181,055)       (1,422)          --           --          --
                            --------       -------      --------     --------    --------
   Net cash used in fi-
    nancing activities..    (314,902)      (26,882)      (34,341)     (50,501)    (69,547)
                            --------       -------      --------     --------    --------
Net increase (decrease)
 in cash and cash equiv-
 alents.................    (168,031)       45,514       (35,481)     (31,839)    (47,003)
Cash and cash equiva-
 lents:
 Beginning of period....     205,532        37,501        83,015       83,015      47,534
                            --------       -------      --------     --------    --------
 End of period..........    $ 37,501       $83,015      $ 47,534     $ 51,176    $    531
                            ========       =======      ========     ========    ========
Cash paid for interest
 included as a use of
 cash in operating
 activities.............    $ 42,051       $27,182      $ 13,852     $ 11,574    $ 18,118
                            ========       =======      ========     ========    ========

The accompanying notes to consolidated financial statementsare an integral part of these statements

                              VAIL RESORTS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1994 AND 1995

  (INCLUDING NOTES RELATED TO THE UNAUDITED PERIOD ENDING JUNE 30, 1996)

1. BASIS OF PRESENTATION

  Vail Resorts, Inc. ("VRI"), formerly known as Gillett Holdings, Inc., is organized as a holding company and operates through various subsidiaries. VRI and its subsidiaries (the "Company") are currently in a single business, the ownership and operation of ski resorts. Vail Holdings, Inc. and its subsidiaries (collectively, "Vail Associates") operate one of the world's largest skiing facilities on Vail Mountain, Beaver Creek Mountain and Arrowhead Mountain in Colorado and have related real estate operations. Until August 31, 1994, the Company was also in the lean beef business through its subsidiary, Packerland Packing Company, Inc. and its subsidiaries ("Packerland") which operated one of the largest "lean beef" slaughtering and packing operations in the United States.

  On October 8, 1992 (the "Effective Date"), VRI, its corporate subsidiaries, Vail Associates and Packerland emerged from bankruptcy pursuant to a plan of reorganization (the "Plan") filed in June 1992 under Chapter 11 of the Bankruptcy Code. The Company's organizational structure was restructured through the change in ownership of subsidiaries engaged in the communications business and a change of ownership of certain other subsidiaries.

  In connection with the restructuring transactions, the Company transferred the stock of GHTV, Inc. ("GHTV"), the parent company of the Company's subsidiaries engaged in the communications business, to the GHTV Trust. The beneficial interest in the GHTV Trust was then purchased by Irving M. Pollack for $100. The GHTV stock and the beneficial interest in the GHTV Trust were subject to the terms of a repurchase agreement by and between the Company, Irving M. Pollack, the GHTV Trust and GHTV (the "Repurchase Agreement"), which contained provisions restricting the beneficiary's and the GHTV Trust's ability to sell, assign, encumber, pledge or otherwise transfer the GHTV stock, the assets of the GHTV Trust or the beneficial interest thereof. In addition, under the terms of the Repurchase Agreement, the Company had the right to repurchase either (a) the beneficial interest of the GHTV Trust or
(b) the GHTV stock from the GHTV Trust for $1,000. Subsequent to the Effective Date, GHTV sold WTVT-TV on May 25, 1993 and KSBW-TV and KSBY-TV on September 23, 1994 (see Notes 3 and 5). Following these sales, GHTV no longer had an ownership interest in subsidiaries engaged in the communications business. On September 30, 1994, the Company purchased the stock of GHTV from the GHTV Trust (see Note 3). At that time, GHTV became a wholly-owned subsidiary of the Company and accordingly, the consolidated balance sheets of the Company as of September 30, 1994 and 1995 include the remaining assets and liabilities of GHTV.

  Following the restructuring transactions, the Company had notes receivable from GHTV (the "GHTV Subsidiary Notes"), which consisted of 1) the GHTV Secured Term Note (the "GHTV Note") and the Gillett Broadcasting of Tennessee Secured Term Note (the "GBT Note"), totalling $185,001,000 as of October 8, 1992 and 2) the GHTV Subordinated Non-Recourse Secured Term Note (the "GHTV Subordinated Note") for $30,000,000. The GHTV Note and the GBT note each accrued interest at 15%, compounded daily and added to principal, with quarterly payments equal to 2.5% of the principal balance of the notes. The GHTV Subordinated Note bore no interest. For financial reporting purposes, the GHTV Subordinated Note was discounted to $8,978,000 as of the Effective Date to reflect an effective interest rate of 18%. In addition to the quarterly payments discussed above, in May 1993 and may 1994 the company received principal payments from GHTV under the GHTV note and the GBT Note of $160,167,000 and $2,000,000, respectively, in connection with the sale by GHTV of WTVT-TV on May 35, 1993 (see Note 5) and the release on May 31, 1994 of $2,000,000 of related sales proceeds held in escrow. In September 1994, the Company also received a principal payment from GHTV under the GHTV Subsidiary Notes of $35,372,000 in connection with the sale by GHTV of KSBW-TV and KSBY-TV on September 23, 1994 (see Note 5).

                              VAIL RESORTS, INC.

  In connection with the sale of KSBW-TV and KSBY-TV, on September 23, 1994 the remaining balance due to the Company by GHTV under the GHTV Subsidiary notes was written off in the total principal amount of $28,910,000 ($11,491,000 discounted amount for financial reporting purposes). This write-off had no impact on the Company's consolidated financial statements since, as discussed below, GHTV is included in the Company's consolidated financial statements and, accordingly, the GHTV Subsidiary Notes receivable included in the consolidated financial statements of the Company was eliminated against the GHTV Subsidiary Notes payable included in the consolidated financial statements of GHTV.

  Although a sale of GHTV occurred on the Effective Date and GHTV was a separate legal entity, the Company was to be the ultimate recipient of substantially all gains and/or losses of GHTV through payments under the GHTV Subsidiary Notes and because the Company had the ability to repurchase GHTV under certain circumstances, which purchase occurred on September 30, 1994 as discussed above. Accordingly, the accompanying consolidated statements of operations of the Company for the period from October 9, 1992 through September 30, 1993, and for the year ended September 30, 1994, include VRI, its wholly-owned subsidiaries and the operating results of GHTV. In connection with including the operating results of GHTV in the Company's consolidated statements of operations, the interest income recorded by the Company related to the GHTV Subsidiary Notes was eliminated against the related interest expense recorded by GHTV. Since GHTV had income following the elimination of the interest expense on the GHTV Subsidiary Notes, this income was initially deferred and then recognized as a component of the gain on disposal of subsidiaries operating in discontinued segments when GHTV was purchased by the Company as discussed below. As a result of the purchase by the Company of the stock of GHTV on September 30, 1994 (see Note 3). GHTV became a wholly-owned subsidiary of the Company and, accordingly, the consolidated balance sheets of the Company as of September 30, 1994 and 1995 include VRI and its wholly-owned subsidiaries, including GHTV. In connection with the sale of KSBW-TV and KSBY-TV and the purchase of GHTV, the Company recognized a net gain of $10,285,000 as a component of the gain on disposal of subsidiaries operating in discontinued segments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents--The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Inventories--Inventories of beef products were primarily valued at the current market price in accordance with general industry practice prior to the sale of Packerland on August 31, 1994 (see Note 3). Other inventories are valued at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. The Company hedged a portion of its live cattle and purchase commitments from market price fluctuations by entering into contracts on commodity exchanges. The results of these hedging transactions became part of the cost of the related inventory items.

  Property, Plant and Equipment--Property, plant and equipment is carried at cost net of accumulated depreciation. Depreciation is calculated generally on the straight-line method based on the following useful lives:

                                                                           YEARS
                                                                           -----
   Buildings and terminals................................................ 3-40
   Land improvements...................................................... 3-40
   Ski lifts..............................................................   15
   Ski trails.............................................................   20
   Machinery, equipment, furniture and fixtures........................... 3-12
   Automobiles and trucks.................................................  3-5

                            VAIL RESORTS, INC.

  The Term Special Use Permits allow the Company to operate ski lifts, trails, and related activities on United States Forest Service land and expire in 2031 for Vail and 2006 for Beaver Creek.

  Deferred Financing Costs--Costs incurred with the issuance of debt securities are included in deferred charges and other assets, net of accumulated amortization. Amortization is charged to income over the respective original lives of the applicable issues and is included as an other expense.

  Intangible Assets--Following the Effective Date, the amount allocated to "Reorganization Value in Excess of Amounts Allocable to Identifiable Assets" ("Excess Reorganization Value") represents the excess of the Company's reorganization value over the amounts allocated to the net tangible and other intangible assets of the Company (see Note 6). During the period from October 9, 1992 through September 30, 1993 and the year ended September 30, 1994 in previously issued financial statements, the Company amortized Excess Reorganization Value on a straight line basis over 40 years. The Company believes that it was justified in using a 40 year amortization period under generally accepted accounting principles. The Securities and Exchange Commission, however, believes that Excess Reorganization Value should be amortized over a period of no more than 20 years. The Company has agreed to restate the previously issued financial statements for these periods for the effect of using a 20 year amortization period for Excess Reorganization Value rather than a 40 year amortization period. The effect of this restatement was to increase amortization of intangible assets in the consolidated statements of operations of both periods by $1,047,000 and to reduce both income from continuing operations and net income for both periods by $1,047,000. Income per common share from continuing operations and net income per common share were both reduced by $.10 in both periods as a result of this restatement.

  The cost of other intangible assets with determinable lives is charged to operations based on their respective economic lives, which range 7 to 40 years using the straight line method. Accumulated amortization as of September 30, 1994 and 1995 was $13,140,000 and $19,695,000, respectively.

  Long-lived assets--The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS No. 121"). SFAS No. 121 establishes procedures for review of recoverability, and measurement of impairment if necessary, of long-lived assets and certain identifiable intangibles held and used by an entity. SFAS No. 121 requires that those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less estimated selling costs.

  Revenue Recognition--Resort Revenue is recognized as services are performed. Revenues from real estate sales are accounted for as follows:

    A. Profit is not recognized until title has been transferred.

    B. Profit is deferred if the receivable is subject to subordination until such time as all costs have been recovered.

    C. Until the initial down payment and subsequent collection of principal and interest are by contract substantial, cash received from the buyer is reported as a deposit on the contract.

  The Company capitalizes as land held for sale the original acquisition cost (or appraised value as of the Effective Date), direct construction and development costs, property taxes, interest incurred on costs related to land under development, and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use. The cost of sales for individual parcels of real estate or condominium units within a

                            VAIL RESORTS, INC.

project is determined using the relative sales value method. Selling expenses are charged against income in the period incurred.

  Income Taxes--The Company uses the liability method of accounting for income taxes as prescribed by Financial Accounting Standards Board Statement No. 109. The Company files a consolidated federal income tax return along with its wholly owned subsidiaries. Subsequent to the Effective Date, GHTV and its wholly-owned subsidiaries filed a separate consolidated income tax return (see
Note 1). As of September 30, 1994, in connection with the acquisition by the Company of the stock of GHTV from the GHTV Trust pursuant to the Repurchase Agreement (see Note 1), GHTV became a wholly-owned subsidiary of the Company.

  Common Stock--The Company's certificate of incorporation requires that if shares of Class A Common Stock are transferred by a holder to a person other than an affiliate of the holder, the shares transferred will be converted to an equal number of shares of Common Stock. The certificate of incorporation also allows a holder of Class A Common Stock to voluntarily convert his shares of Class A Common Stock to an equal number of shares of Common Stock. Through September 30, 1995, 981,957 shares of Class A Common Stock have been converted to shares of Common Stock. An additional 7,534 shares of Class A Common Stock have been converted to shares of Common Stock during the period ended April 30, 1996.

  Reporting Period--On October 14, 1993, by consent of the Company's board of directors, the fiscal year end of VRI and its corporate subsidiaries was changed to September 30 and the fiscal year end of Packerland and its subsidiaries was changed to the Sunday nearest September 30 (October 3, 1993). Prior to this change, the reporting period of these entities was the 52/53 week year ending on the Sunday nearest December 31. This change was made to conform the fiscal year end of these entities with Vail Associates and its subsidiaries, which operate on a September 30 fiscal year end. As a result of these changes in year ends, the consolidated financial statements of the Company for the period from October 9, 1992 through September 30, 1993 and for the years ended September 30, 1994 and 1995 include the operating results of the Company and all of its wholly-owned subsidiaries for these periods.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications--Certain reclassifications have been made to the accompanying financial statements for the period from October 9, 1992 through September 30, 1993 and for the years ended September 30, 1994 and 1995, to conform to the current period presentation.

3. DISCONTINUED OPERATIONS

  On August 31, 1994, the Company sold 100% of the stock of Packerland to PPC Acquisition Co. ("PPC"), an entity owned in part by the existing management group of Packerland and the Company's chairman and chief executive officer for net cash proceeds totalling approximately $56,260,000 (see Note 5). The net gain resulting from this transaction of $10,678,000 is included in gain on disposal of subsidiaries operating in discontinued segments in the accompanying consolidated statements of operations for the year ended September 30, 1994, and the operations of Packerland for the period from October 9, 1992 through September 30, 1993 and for the year ended September 30, 1994 are included in income from discontinued operations. The Packerland portion of the gain on disposal of subsidiaries operating in discontinued segments included in the accompanying

                            VAIL RESORTS, INC.

consolidated statement of cash flows for the year ended September 30, 1994 includes the net cash proceeds from the sale, reduced by the net assets of Packerland as of August 31, 1994 and other costs associated with the transaction. The net revenues of Packerland included in the consolidated statements of operations were $704,705,000 and $630,928,000 for the period from October 9, 1992 through September 30, 1993 and for the year ended September 30, 1994, respectively.

  On September 23, 1994, GHTV sold substantially all of the assets of its remaining operating subsidiaries, KSBW-TV and KSBY-TV, to an unaffiliated party for net cash proceeds totalling approximately $35,372,000. Following this sale, GHTV no longer had an ownership interest in subsidiaries engaged in the communications business. On September 30, 1994, the Company purchased the stock of GHTV from the GHTV Trust pursuant to the Repurchase Agreement (see
Note 1). As discussed in Note 1, the GHTV income following the elimination of interest expense was deferred until the Company repurchased GHTV on September 30, 1994. Accordingly, the consolidated statements of operations for the year ended September 30, 1994 and the period from October 9, 1992 through September 30, 1993 include no operating income for GHTV. The net gain resulting from this transaction of $10,285,000 is included in gain on disposal of subsidiaries operating in discontinued segments in the accompanying consolidated statements of operations for the year ended September 30, 1994.

  Corporate expense related to the communications segment has been classified as income from discontinued operations for the year ended September 30, 1994 based upon the corporate expenses directly attributable to GHTV in excess of the $250,000 expense reimbursement from GHTV during the year (see Note 9). No corporate expense has been classified as income from discontinued operations related to the communications segment for the period from October 9, 1992 through September 30, 1993 because the Company was fully reimbursed by GHTV for corporate expenses during this period pursuant to the Reimbursement Agreement between the Company and GHTV (see Note 9). Corporate expense related to Packerland has been classified as income from discontinued operations based upon the corporate expenses directly attributable to Packerland. Total corporate expense classified as income from discontinued operations totalled $654,000 and $762,000 for the period from October 9, 1992 through September 30, 1993 and for the year ended September 30, 1994, respectively. Corporate interest expense has been allocated to income from discontinued operations based upon the ratio of the net assets of Packerland and GHTV to the consolidated net assets of the Company. Total corporate interest expense allocated to income from discontinued operations totalled $13,235,000 and $4,033,000 for the period from October 9, 1992 through September 30, 1993 and the year ended September 30, 1994, respectively.

  In connection with the sales of Packerland, KSBW-TV and KSBY-TV, the Company retained certain contingent liabilities that are customary for transactions of this nature. The Company does not anticipate that these contingencies will have a material effect on either future financial results or liquidity.

4. ACQUISITIONS

  On November 30, 1993 Vail Associates purchased substantially all of the assets of Arrowhead for approximately $31,000,000 in cash. These assets include (i) approximately 1,200 acres of land on Arrowhead Mountain, including 180 acres of skiable terrain, (ii) approximately 1,000 acres of undeveloped real estate on, at the base of and adjacent to Arrowhead Mountain and (iii) the rights to designate, and receive the proceeds from, certain membership privileges to the Country Club of the Rockies ("CCR") golf club. Arrowhead is currently a year round resort which offers membership to CCR and skiing as amenities to home owners to promote real estate sales. Arrowhead Mountain and Beaver Creek Mountain are interconnected through certain ski trails, and it is anticipated that they will be interconnected by ski lift access for the 1996-1997 ski season. The majority of the $31,000,000 purchase price relates to undeveloped real estate and is included in real estate held for sale in the accompanying consolidated balance sheets as of September 30, 1994 and 1995.

                            VAIL RESORTS, INC.

  On April 5, 1994, Vail Associates purchased SaddleRidge for approximately $10,400,000 in cash. SaddleRidge is a 12 unit townhouse project with an adjoining clubhouse. Vail Associates has sold eleven of the townhouse units and currently operates the clubhouse.

5. LONG-TERM DEBT

  Long-term debt as of September 30, 1994, 1995 and June 30, 1996 is summarized as follows (in thousands):

                                                                    JUNE 30,
                                       SEPTEMBER 30, SEPTEMBER 30,    1996
                                           1994          1995      (UNAUDITED)
                                       ------------- ------------- -----------
Senior Subordinated Notes, due June
 30, 2002 (a).........................   $142,000      $117,147     $ 62,647
Industrial Development Bonds (b)......     38,727        37,903       37,903
Vail credit facility (c)..............     44,000        36,000       21,000
Other (d).............................        927           263          216
                                         --------      --------     --------
                                          225,654       191,313      121,766
  Less--current maturities............      1,487            63           63
                                         --------      --------     --------
                                         $224,167      $191,250     $121,703
                                         ========      ========     ========

- --------
(a) The Senior Subordinated Notes are unsecured, bear interest at 12 1/4% and mature on June 30, 2002. The Senior Secured Notes bore interest from June 30, 1992 through June 29, 1994 at LIBOR plus 1 1/2% and from June 30, 1994 through September 29, 1994, the date on which the Senior Secured Notes were redeemed as discussed below, at prime plus 1 1/2%.

  For financial reporting purposes, the $200,000,000 original face amount of the Senior Secured Notes was discounted to $190,108,000 in order to bear a projected effective interest rate of 9.25% based on market conditions as of the Effective Date. The Senior Secured Notes include amortization of original issue discount of $548,000 and $9,344,000, respectively, for the period from October 9, 1992 through September 30, 1993 and the year ended September 30, 1994. These amounts are included in interest expense in the accompanying consolidated statements of operations for these periods.

  On May 25, 1993, GHTV sold WTVT-TV for $163,250,000 in cash to a subsidiary of SCI. The net proceeds from this sale totalled $160,167,000 and were used by GHTV to reduce the outstanding balance of the GHTV Note and the GBT Note due to the Company (see Note 1.) The Company then redeemed $160,809,000 of Senior Secured Notes effective as of July 9, 1993. The outstanding principal amount of Senior Secured Notes following this redemption and as of September 30, 1993 was $39,191,000. On August 31, 1994, the Company sold 100% of the stock of Packerland to PPC, an entity owned in part by the existing management group of Packerland and the Company's chairman and chief executive officer at such time (see Note 3). The net cash proceeds from this sale totalled approximately $56,260,000. The Company paid $40,086,000 of these net cash proceeds to the trustee of the Senior Secured Notes, which was used to fully redeem the $39,191,000 of outstanding Senior Secured Notes, plus accrued interest on September 29, 1994.

  On September 23, 1994, GHTV sold substantially all of the assets of its remaining operating subsidiaries, KSBW-TV and KSBY-TV, for net cash proceeds totalling approximately $35,372,000 (see Note 3). These net cash proceeds were used by GHTV to reduce the outstanding balance of the GHTV Subsidiary Notes. The Senior Subordinated Note Indenture (the "Indenture") required that substantially all of these net cash proceeds, plus substantially all of the remaining net cash proceeds from the sale of Packerland following the redemption of the Senior Secured Notes discussed above, be used to offer to redeem Senior Subordinated Notes at 100% of the principal amount of the notes being redeemed. On November 15, 1994, the Company fulfilled its obligation to offer to redeem Senior Subordinated Notes by offering to redeem $50,440,000 of Senior Subordinated Notes at 100% of the principal amount of the notes being redeemed,

                            VAIL RESORTS, INC.

  plus accrued interest. This offer expired on December 14, 1994. Holders of $24,853,000 of Senior Subordinated Notes accepted the Company's offer and on December 15, 1994, the Company paid $25,488,000 to the trustee under the Senior Subordinated Notes which was used to fully redeem the notes tendered, plus accrued interest, through December 14, 1994. The Indenture places no investment restrictions on the excess of the amount of the redemption offer over the principal amount of the notes redeemed ($25,587,000).

  The Company redeemed $30,000,000 and $24,500,000 principal amounts of Senior Subordinated Notes on December 11, 1995 and February 2, 1996, respectively, pursuant to the optional redemption provisions of the Indenture. Under these provisions, the Company was required to pay a call premium in the amount of 5% of the principal redeemed for each of these redemptions.

  The Company, pursuant to the covenants in the Indenture, may not incur additional indebtedness unless expressly permitted in the Indenture; make certain Restricted Payments (as defined in the Indenture); sell assets of the Company or its subsidiaries unless within the guidelines set forth in the Indenture; engage in certain transactions with affiliates; or make certain acquisitions in excess of specific limitations.

(b) The Industrial Development Bonds mature in August 2009 with interest payable semiannually at 8%.

(c) The Company refinanced its previous credit facility on March 31, 1995. The new credit facilities (collectively the "Credit Facility") provides for total availability of $135,000,000 which is comprised of a $105,000,000 Revolver ("Facility A") and a $30,000,000 Revolver ("Facility B"). Facility A requires that no more than $75,000,000 be outstanding for a 30 day period each year. However, because of the long term nature of Facility A, all amounts outstanding are considered to be noncurrent liabilities. Facility A also requires a principal reduction of $25,000,000 on March 31, 1999 with the remaining principal balance due on March 31, 2000. Facility B requires principal reductions of $10,000,000 on March 31, 1997, 1998 and 1999. The Credit Facility is available for the seasonal working capital needs of the Company and for capital expenditures and other general corporate purposes, including the issuance of up to $50,000,000 of letters of credit ("LOC"). Interest on outstanding advances under the Credit Facility is payable monthly or quarterly at rates based upon either LIBOR plus a margin (ranging from .75% to 2.0%) or prime plus a margin (up to .25%). These rates fluctuate depending on the ratio of funded debt to resort cash flow as defined in the Credit Facility. The Company is also required to pay an unused commitment fee ranging from .25% to .375%. Of the $50,000,000 of LOC availability, approximately $45,000,000 will ultimately be used to credit enhance the Smith Creek Metropolitan District revenue bonds (see Note 10). As of September 30, 1995 and June 30, 1996, the Company had $27,600,000 and $27,581,000, respectively, of LOC's outstanding related to this credit enhancement and is using approximately $6,300,000 and $6,100,000, respectively, of LOC's for other Vail Associates corporate purposes. Fees for LOC's outstanding are payable when LOC's are issued at rates ranging from .875% to 2.125%. Vail Associates is permitted under the Credit Facility to make 1) quarterly dividend payments to the Company in the amount of net cash proceeds from real estate sales,
    2) annual dividend payments based upon annual excess cash flow excluding cash proceeds from real estate sales, and 3) management fee payments not to exceed $3,000,000 per year. The Credit Facility and the Industrial Development Bonds (see (b) above are secured by the stock of the subsidiaries of Vail Associates and the permits granted by the United States Forest Service (see Note 2).

(d) The other obligations provide for various interest rate and maturities from 1996 to 1999.

                               VAIL RESORTS, INC.

  Aggregate maturities for debt outstanding based on the terms of Facility A discussed above, are as follows (in thousands):

                                                           AS OF        AS OF
                                                       SEPTEMBER 30,  JUNE 30,
                                                           1995         1996
                                                       ------------- -----------
                                                                     (UNAUDITED)
Due during year ending September 30:
  1996................................................   $     63     $     16
  1997................................................         63           63
  1998................................................         63           63
  1999................................................         63           63
  2000................................................         11           11
  Thereafter..........................................    191,050      121,550
                                                         --------     --------
    Total debt........................................   $191,313     $121,766
                                                         ========     ========

6. SUPPLEMENTARY BALANCE SHEET INFORMATION (IN THOUSANDS)

  The composition of property, plant and equipment follows:

                                        SEPTEMBER 30, SEPTEMBER 30,  JUNE 30,
                                            1994          1995         1996
                                        ------------- ------------- -----------
                                                                    (UNAUDITED)
Land and land improvements.............   $ 68,164      $ 70,172     $ 69,624
Buildings and terminals................     62,266        65,812       64,522
Machinery and equipment................     61,058        65,123       70,321
Automobiles and trucks.................      1,969         2,847        3,730
Furniture and fixtures.................      6,310        11,152       12,817
Construction in progress...............     13,683        17,421       13,013
                                          --------      --------     --------
                                           213,450       232,527      234,027
Accumulated depreciation and amortiza-
 tion..................................    (16,553)     ( 27,376)     (34,576)
                                          --------      --------     --------
                                          $196,897      $205,151     $199,451
                                          ========      ========     ========

  The composition of intangible assets follows:

                                        SEPTEMBER 30, SEPTEMBER 30,  JUNE 30,
                                            1994          1995         1996
                                        ------------- ------------- -----------
                                                                    (UNAUDITED)
Trademarks.............................   $ 39,041      $ 38,012       37,241
Other intangible assets................     26,610        23,131       19,695
Reorganization Value in excess of
 amounts allocable to identifiable
 assets (Note 2).......................     34,619        32,264       30,608
                                          --------      --------     --------
                                          $100,270      $ 93,407     $ 87,544
                                          ========      ========     ========

                              VAIL RESORTS, INC.

  The composition of accounts payable and accrued expenses follows:

                                         SEPTEMBER 30, SEPTEMBER 30,  JUNE 30,
                                             1994          1995         1996
                                         ------------- ------------- -----------
                                                                     (UNAUDITED)
Trade payables..........................    $ 9,052       $13,948      $ 8,585
Accrued interest........................      1,065         8,092        3,652
Accrued salaries and wages..............      5,277         5,775        5,937
Other accruals..........................     11,847         9,604        8,538
                                            -------       -------      -------
                                            $27,241       $37,419      $26,712
                                            =======       =======      =======

7. PENSION AND PROFIT SHARING

  The Company had a defined benefit pension plan covering certain employees. The plan also included participants who were employees of certain companies which have been sold. The accrued benefits for those plan participants became vested as of the date of sale, with no additional benefits to be accrued. Benefits were earned based on years of service and the employee's average earnings. The Company funded minimum amounts required by ERISA.

  During 1992, the plan was terminated. In connection with the termination of the plan, a group annuity contract was purchased for $2,477,000 for settlement of substantially all remaining plan obligations, leaving approximately $7,260,000 in the plan. The Company received $6,760,000 of this amount from the plan during the period from October 9, 1992 through September 30, 1993 and paid federal excise tax totaling $1,352,000 during that year. The remaining $500,000 of this amount was received during the year ended September 30, 1994 and the Company paid federal excise tax totalling $93,000 during that year.

  The Company also has certain defined contribution plans, the most significant of which covers all permanent employees and a majority of the full-time seasonal employees of Vail.

  Total pension and profit sharing plan expense recognized by the Company for the period from October 9, 1992 through September 30, 1993 and the years ended September 30, 1994 and 1995 was $693,000, $784,000 and $493,000 respectively.

8. INCOME TAXES

  The Company utilizes the liability method of accounting for income taxes as required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FASB 109).

  At October 8, 1992, the Company had net operating loss (NOL) carryforwards for federal income tax purposes of $575 million ("Effective Date NOLs"). Due to discharge of indebtedness income relating to the restructuring, these NOLs were reduced by $214 million. Pursuant to Section 382 of the Internal Revenue Code (IRC), due to the change in control of the Company as described in Note 1, the Company will be limited in its use of these NOLs which exist on the Effective Date. The Company will be able to use Effective Date NOLs to the extent of approximately $8 million per year in each of the 15 years subsequent to the Effective Date. In addition, the Company will be able to use Effective Date NOLs to the extent that built-in gains (excess of fair market value over tax basis at October 8, 1992) are recognized on asset sales which occur through October 8, 1997. Accordingly, at October 8, 1992 the financial statements reflect the benefit of the expected use of $120 million of Effective Date NOLs. As the likelihood is low that the Company will be able to recognize a significant portion of the remaining Effective Date NOLs, the accompanying financial statements and tables of deferred tax items below do not recognize any benefits related to the remaining Effective Date NOLs, except to the extent

                              VAIL RESORTS, INC.

realized. To the extent any additional tax benefits from these Effective Date NOLs are recognized, there will be a reduction to the reorganization value in excess of amounts allocable to identifiable assets recorded at October 8, 1992. During the years ended September 30, 1994 and 1995, the Company recognized the benefit of Effective Date tax attributes which were recorded as reductions to the reorganization value in excess of amounts allocable to identifiable assets of $2,764,000 and $278,000, respectively. At September 30, 1995. the Company has total federal NOL carryforwards of approximately $380 million for income tax purposes that expire in years 2002 through 2008, $65 million of which are not subject to any Section 382 limitation.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of September 30, 1994 and 1995 are as follows (in thousands):

                             SEPTEMBER 30, 1994          SEPTEMBER 30, 1995
                         --------------------------- ---------------------------
                            CURRENT     NON-CURRENT     CURRENT     NON-CURRENT
                         ------------- ------------- ------------- -------------
                            ASSETS        ASSETS        ASSETS        ASSETS
                         (LIABILITIES) (LIABILITIES) (LIABILITIES) (LIABILITIES)
                         ------------- ------------- ------------- -------------
Fixed assets...........     $  --        $(41,116)      $  --        $(41,578)
Interest on notes......        227          2,416          216          1,822
Intangible assets......        --         (22,920)         --         (21,516)
Deferred compensation..        384            607          124            270
Bad debts..............        470            --           200            --
NOL carryover..........      7,004         47,895        7,182         49,881
Valuation allowance....       (699)       (16,226)         --         (19,535)
Minimum tax credit.....        --             300          --             595
All other..............      2,414          2,344        1,778            761
                            ------       --------       ------       --------
  Net Total............     $9,800       $(26,700)      $9,500       $(29,300)
                            ======       ========       ======       ========

  Significant components of the provision (credit) for income taxes from continuing operations are as follows (in thousands):

                                PERIOD FROM
                              OCTOBER 9, 1992       YEAR ENDED      YEAR ENDED
                                  THROUGH       SEPTEMBER 30, 1994 SEPTEMBER 30,
                             SEPTEMBER 30, 1993        1994            1995
                             ------------------ ------------------ -------------
Current:
  Federal...................       $ --               $  447          $  621
  State.....................          23                 235             354
                                   -----              ------          ------
    Total current...........          23                 682             975
Deferred:
  Federal...................         110                 347           2,066
  State.....................        (989)                928             834
                                   -----              ------          ------
    Total deferred..........        (879)              1,275           2,900
                                   -----              ------          ------
                                   $(856)             $1,957          $3,875
                                   =====              ======          ======

                              VAIL RESORTS, INC.

  A reconciliation of the income tax provision (credit) from continuing operations and the amount computed by applying the U.S. federal statutory income tax rate to income (loss) from continuing operations before income taxes is as follows (in thousands):

                                    PERIOD FROM
                                  OCTOBER 9, 1992    YEAR ENDED
                                      THROUGH       SEPTEMBER 30,  YEAR ENDED
                                 SEPTEMBER 30, 1993     1994      SEPTEMBER 30,
                                      (NOTE 2)        (NOTE 2)        1995
                                 ------------------ ------------- -------------
At U.S. federal income tax
 rate..........................        $ (351)         $  951        $2,505
State income tax, net of fed-
 eral benefit..................          (763)            270           714
Net operating loss reduction--
 restructuring.................         6,010             --            --
Unused net operating loss......         2,794             --            --
Loss allocated to different pe-
 riod for tax purposes.........        (9,235)            --            --
Officers life insurance........           --               17            33
Excess reorganization value am-
 ortization....................           694             754           727
Other..........................            (5)            (35)         (104)
                                       ------          ------        ------
                                       $ (856)         $1,957        $3,875
                                       ======          ======        ======

9. RELATED-PARTY TRANSACTIONS

  The Company provided administrative and other services to GHTV subsequent to the Effective Date pursuant to a Reimbursement Agreement between the Company and GHTV. Under the Reimbursement Agreement, GHTV reimbursed the Company for all costs incurred directly by the Company on behalf of GHTV, and for its allocated share of all Company corporate salaries and overhead expenses. In connection with the sale of WTVT-TV on May 25, 1993, the Reimbursement Agreement was amended to limit the GHTV reimbursement to the Company to $250,000 per year. The Company received $250,000 and $1,401,000 of expense reimbursements related to the Reimbursement Agreement during the year ended September 30, 1994 and the period from October 9, 1992 through September 30, 1993, respectively. As a result of the purchase by the Company of the stock of GHTV (see Note 1), the Reimbursement Agreement was no longer in effect subsequent to September 30, 1994.

  GHTV, along with the Company and some of its subsidiaries, were previously covered by common group insurance and fringe benefit plans, some of which were partially self-insured. GHTV's allocated share of costs related to these benefit plans which were reimbursed to the Company totaled $482,000 and $925,000 for the year ended September 30, 1994 and the period from October 9, 1992 through September 30, 1993, respectively. As a result of the sale of KSBW-TV and KSBY-TV on September 23, 1994 (see Note 1), GHTV no longer incurred costs for group insurance and fringe benefit plans.

  GHTV also participated with the Company in sharing the cost of master policies for business insurance coverage. Business insurance expense allocated to GHTV totaled $278,000 and $500,000 for the year ended September 30, 1994 and the period from October 9, 1992 through September 30, 1993, respectively. As a result of the sale of KSBW-TV and KSBY-TV on September 23, 1994 (see Note
1), GHTV no longer incurred costs for business insurance.

  The Company utilized related companies for repair, maintenance and leasing of transportation equipment. Services totalling $881,000 and $1,134,300 were purchased in the year ended September 30, 1994, and the period from October 9, 1992 through September 30, 1993, respectively. As a result of the sale of Packerland on August 31, 1994 (see Note 3), these costs were no longer incurred subsequent to that date.

                            VAIL RESORTS, INC.

  Receivables totaling $1,034,000 were due from George N. Gillett, Jr. ("GNG") as of October 8, 1992. GNG filed a petition of voluntary bankruptcy under Chapter 7 with the United States Bankruptcy Court on August 13, 1992, and, accordingly, as of that date any ownership interest of GNG in the entities discussed above was transferred to the trustee appointed in connection with the GNG bankruptcy proceedings. The Company provided an allowance for doubtful accounts of $1,034,000 prior to the Effective Date and wrote the majority of this receivable off against the reserve for doubtful accounts during the period from October 9, 1992 through September 30, 1993, with the remaining balance fully reserved. GNG was discharged from bankruptcy on July 27, 1993 and the Company received total distributions in the GNG bankruptcy case of $370,000 which were recognized as a component of other income during the year ended September 30, 1995.

  In connection with the GNG bankruptcy case, the company, GNG and the trustee appointed in the GNG bankruptcy case entered into an agreement to resolve certain disputes between these parties related to the GNG bankruptcy case. The agreement required the Company to pay to the trustee $1,575,000, $375,000 of which was paid during the period from October 9, 1992 through September 30, 1993 and $1,200,000 of which was included in the accounts payable and accrued expenses as of September 30, 1993 and paid during the year ended September 30, 1994. The $1,575,000 expense is included in other income (expense) during the period from October 9, 1992 through September 30, 1993. In connection with this agreement, GNG's employment agreement was amended to 1) reduce the initial term of the employment agreement from 7 years to 5 years and 2) provide for up to $600,000 to be contributed by GNG to a medical research foundation in Vail, Colorado (see Note 10).

  Under the Company's debt instruments, the Company is permitted to pay up to $500,000 per year for management services and related expenses to an affiliate of the majority holder of the Company's common stock. This arrangement was approved by the Board of Directors of the Company in 1993. The Company recognized $500,000 of corporate expenses related to this arrangement during both the years ended September 30, 1995 and 1994 and the period from October 9, 1992 through September 30, 1993.

  In connection with the sale by GHTV of WTVT (see Note 5), GNG and certain other employees received incentive payments totalling $3,239,000. These payments are included in gain (loss) on disposal of subsidiaries operating in discontinued segments in the accompanying consolidated statements of operations for the period from October 9, 1992 through September 30, 1993. In connection with (1) the payment to GHTV in May 1994 of $2,000,000 of sales proceeds related to the sale of WTVT-TV in May 1993 that were held in escrow,
(2) the sale by GHTV of KSBW-TV and KSBY-TV (see Note 3), and (3) the same by the Company of Packerland (see Note 3), GNG and certain employees received incentive payments totalling $1,341,000. These payments are included in gain
(loss) on disposal of subsidiaries operating in discontinued segments in the accompanying statements of operations for the year ended September 30, 1994.

  During the year ended September 30, 1991, the Company loaned Mr. Daly $300,000, $150,000 of which bears interest at 9% and the remainder of which is non-interest bearing. The principal sum plus accrued interest is due no later than one year following the termination, for any reason, of Mr. Daly's employment with the Company. The proceeds of the loan were used to finance the purchase and improvement of real property, and the loan is secured by a deed of trust on such property.

  In 1995, Mr. Daly's spouse and Mr. Thompson and his spouse received financial terms more favorable than those available to the general public in connection with their purchase of lots at Bachelor Gulch. Rather than payment of an earnest money deposit with the entire balance due in cash at closing, these contracts provide for no earnest money deposit with the entire purchase price (which was below fair market value) paid under promissory notes of $438,750 and $350,000 for Mr. Daly's spouse and Mr. and Mrs. Thompson, respectively, each secured by a first deed of trust and amortized over 25 years at 8% per annum interest, with a balloon

                            VAIL RESORTS, INC.

payment due on the earlier of five years from the date of closing or one year from the date employment with the Company is terminated.

10. COMMITMENTS AND CONTINGENCIES

  Vail Associates has effective control of the Beaver Creek Resort Company (Resort Company), a non-profit entity formed for the benefit of property owners in Beaver Creek. Vail Associates has agreed to relinquish its right to appoint certain directors effective December 31, 1995, and subsequent to that date may no longer have effective control of the Resort Company. As of April 30, 1996, Vail Associates still controls the Board. Vail Associates has a management agreement with the Resort Company, renewable for one-year periods, to provide management services on a fixed fee basis without any profit. In accordance with a cash flow agreement, Vail Associates will fund the operating losses of the Resort Company, including debt service, until such time as the Resort Company's assessments enable it to fully meet its operating requirements and retire its debt. During fiscal years 1991 through 1995 and the nine months ended June 30, 1996, the Resort Company was able to meet its operating requirements through its own operations.

  In March 1995, the Smith Creek Metropolitan District ("SCMD") and the Bachelor Gulch Metropolitan District ("BGMD") were organized as quasi-municipal corporations and political subdivisions of the State of Colorado. It is contemplated that the two districts will cooperate in the financing, construction and operation of basic public infrastructure serving the BGMD. SCMD was organized primarily to own, operate and maintain water, street, traffic and safety, transportation, fire protection, emergency medical, parks and recreation, television relay and translation, sanitation and certain other facilities and equipment of the BGMD. SCMD is comprised of approximately 150 acres of open space land owned by the Company and members of the Board of Directors of the SCMD. The BGMD is located adjacent to the SCMD and covers an area of approximately 1,250 acres of land in an unincorporated portion of Eagle County, Colorado between the Beaver Creek and Arrowhead ski mountains. All of the land in the BGMD has received final approval by Eagle County for development as two planned unit developments including various single family, two-family, cluster home and townhouse units and related uses. All of the land in the BGMD is currently owned by the Company. The Company is currently preparing to offer the land for sale to persons, including builders, who may construct up to 600 units of various dwelling types over the next several years.

  Of the $50 million of letter of credit availability under the Company's Credit Facility (see Note 5), approximately $45 million will ultimately be used to credit enhance the SCMD revenue bonds in order to secure the timely payment of principal and interest on the bonds. Currently, SCMD has issued $26,000,000 of revenue bonds which have been credit enhanced with a $27,600,000 letter of credit issued under the Credit Agreement. The SCMD bonds are variable rate bonds which mature on October 1, 2035.

  Vail Associates and GNG are parties to an agreement to raise or fund $3,000,000 to be contributed to a medical research foundation in Vail, Colorado. Because Company management previously believed that Vail Associates might be required to contribute as much as $2,100,000 in 1995, the $2,100,000 was reflected as a long-term liability in the accompanying September 30, 1994 balance sheet. Other income (expense) in the accompanying consolidated statements of operations includes $600,000 and $300,000 of income during the period from October 9, 1992 through September 30, 1993 and the year ended September 30, 1994, respectively, resulting from adjusting the estimated potential obligation of $3,000,000 that was recorded as of the Effective Date. During the year ended September 30, 1995, the Company paid $500,000 and was informed by the medical research foundation that it had no future obligations related to this agreement. Accordingly, the accompanying consolidated statement of operations for the year ended September 30, 1995 includes other income of $1,600,000 related to the final resolution of this matter.

                            VAIL RESORTS, INC.

  In June, 1995, Vail Associates entered into an agreement with Cordillera Valley Club Investors Limited partnership and Stag Gulch Partners to purchase 100 Cordillera Club memberships for resale to purchasers of residential lots. The obligation to purchase memberships is secured by a $3,300,000 Letter of Credit. As of September 30, 1995, $850,000 had been paid in connection with this agreement. As of June 30, 1996, Vail Associates has paid $1.7 million in connection with this agreement and has resold memberships with a cost of $977,500 to purchasers of residential lots.

  On July 9, 1996, the Company entered into a Standby Bond Purchase Agreement which could obligate the Company to purchase $10.1 million of Eagle Country Air Terminal Corporation Revenue Bonds if certain events occur. The Company entered into this agreement to facilitate construction of a new terminal to allow expanded air service to the Eagle Country Airport.

11. BUSINESS SEGMENTS

  As a result of the sale of Packerland on August 31, 1994 (see Note 3) and the sale of KSBW-TV and KSBY-TV on September 23, 1994 (see Note 3), the Comapny now operates only in the Resorts and Real Estate segments. The accompanying statements of operations subsequent to the Effective Date present the operations of the Communications and Beef Products segments as discontinued. Data by segment is as follows:

                                      PERIOD FROM
                                    OCTOBER 9, 1992
                                        THROUGH      YEAR ENDED    YEAR ENDED
                                     SEPTEMBER 30,  SEPTEMBER 30, SEPTEMBER 30,
                                         1993           1994          1995
                                    --------------- ------------- -------------
Net revenues:
  Resorts.........................     $114,623       $124,982      $126,349
  Real Estate.....................        4,610         22,203        16,526
                                       --------       --------      --------
                                       $119,233       $147,185      $142,875
                                       ========       ========      ========
Income from operations:
  Resorts.........................     $ 31,470       $ 29,431      $ 26,076
  Real Estate.....................         (555)         1,862         1,543
  Corporate.......................       (6,467)        (7,160)       (6,701)
                                       --------       --------      --------
                                       $ 24,448       $ 24,133      $ 20,918
                                       ========       ========      ========
Depreciation and amortization:
  Resorts.........................     $ 13,404       $ 17,186      $ 17,968
  Real Estate.....................          --             --            --
                                       --------       --------      --------
                                       $ 13,404       $ 17,186      $ 17,968
                                       ========       ========      ========
Capital expenditures, exclusive of
 acquisitions:
  Resorts.........................     $ 16,642       $ 17,414      $ 20,320
  Real Estate.....................        3,792         22,686        22,477
                                       --------       --------      --------
                                       $ 20,434       $ 40,100      $ 42,797
                                       ========       ========      ========
                                                    SEPTEMBER 30, SEPTEMBER 30,
                                                        1994          1995
                                                    ------------- -------------
Identifiable assets:
  Resorts.........................                    $196,897      $205,151
  Real Estate.....................                      42,637        54,858
                                                      --------      --------
                                                      $239,534      $260,009
                                                      ========      ========

                            VAIL RESORTS, INC.

12. STOCK GRANTS, OPTIONS AND WARRANTS

  Pursuant to an employment agreement, GNG had the right to earn, as additional performance-based compensation over the three year period ending on the third anniversary of the Effective Date, 357,488 shares of Class 2 Common Stock. As of April 30, 1996, GNG has been issued all 357,488 shares pursuant to this agreement. In addition GNG earned, as additional performance-based compensation over the three year period ending on the third anniversary of the Effective Date, warrants (with an exercise price of $13.70 per share) for an additional 204,082 shares of Common Stock. In addition, on the third anniversary of the Effective Date, GNG earned, as additional performance-based compensation, long-term stock options (with an exercise price of $23.67 per share, increasing 20% per year) for 582,404 shares of Common Stock. These warrants and long-term stock options have all been issued to GNG.

  The Company has adopted a stock option plan pursuant to which options covering an aggregate of 822,750 shares of Common Stock may be issued to key employees, directors, consultants, and advisors of the Company or its subsidiaries. As of September 30, 1995, options covering 803,650 shares of common stock have been issued to various key executives of the Company. All of the options vest in equal installments over five years, with exercise prices ranging from $13.70 per share to $21.50 per share. Effective October 1, 1995, the Company increased the number of options available for grant under the stock option plan by 200,005 and issued options to purchase 113,000 shares at an exercise price of $21.50 to employees of the Company. The options vest in equal increments at the end of each of the five one-year periods beginning on the grant date. As of June 30, 1996, 403,614 of these options were exercisable. None of the options issued under the stock option plan have been exercised. Under certain circumstances, the option plan provides for loans by the Company to employees, collateralized by such employees' vested options.

13. EVENTS SUBSEQUENT TO DATE OF AUDITORS REPORT

  On June 3, 1996, the Company's Board of Directors changed the name of the Company to Vail Resorts, Inc. and the name of the Company's Common Stock from Class 1 and Class 2 to Class A Common Stock and Common Stock, respectively. In addition the common stock authorized increased to 20,000,000 shares of Class A Common Stock and 40,000,000 shares of Common Stock. All of the above items have been reflected in the Company's financial statements. The Company's Board of Directors also authorized a Common Stock and Class A Common Stock split of up to 3 for 1 prior to the date of a public stock offering.

  On July 22, 1996, the Company entered into a Stock Purchase Agreement ("Purchase Agreement") with Ralston Foods, Inc. and its wholly-owned subsidiary Ralston Resorts, Inc., pursuant to which the Company will acquire the capital stock of Ralston Resorts, Inc., the operator of the Breckenridge, Keystone and Arapahoe Basin ski resorts located in Summit County, Colorado. Under the terms of the Purchase Agreement, the Company will assume and/or refinance $165 million of indebtedness of Ralston Resorts, Inc. and will issue approximately 3.8 million shares of Common Stock to Ralston Foods, Inc. The closing of this transaction is dependent upon various conditions, including obtaining financing for the indebtedness assumed, the continuing accuracy of representations and warranties made by the parties to the Purchase Agreement, and the receipt of necessary government approvals including those required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On July 23, 1996, the Company filed a Current Report on Form 8-K describing this transaction.

  Effective July 29, 1996, the Company hired Adam Aron as Chairman and Chief Executive Officer. Pursuant to the terms of an employment agreement, approximately 25,000 shares of restricted stock and options for 130,000 shares of Common Stock will be granted to Mr. Aron. The restricted shares and the options vest in equal increments over five years. Upon vesting, the options will be exercisable at a price equal to the price of shares of Common Stock sold in the Offering.

                    REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of

  Ralston Resorts, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Ralston Resorts, Inc. and its subsidiaries at September 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, effective October 1, 1992.

  As discussed in Note 1 to the consolidated financial statements, the Company and its parent have entered into an agreement to sell the Company.

Price Waterhouse LLP
Denver, Colorado
September 4, 1996

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEET

                              (IN THOUSANDS)

                                SEPTEMBER 30,
                              -----------------  JUNE 30,
                                1994     1995      1996
                              -------- -------- -----------
                                                (UNAUDITED)
                       ASSETS
Current assets:
  Cash and cash equiva-
   lents....................  $  1,220 $    813  $  2,724
  Accounts receivable, net..     3,813    5,359     5,864
  Inventories...............     2,684    2,685     2,940
  Deferred income taxes.....       420      157       184
  Prepaid expenses..........       402      304       748
                              -------- --------  --------
    Total current assets....     8,539    9,318    12,460
Property and equipment,
 net........................   143,498  139,089   143,461
Goodwill and intangibles,
 net........................    39,695   37,929    36,745
Investments in joint ven-
 tures......................    19,909   22,325    22,750
Land held for resale........    19,347   17,257    12,392
  Other noncurrent assets...       374      322       284
                              -------- --------  --------
    Total assets............  $231,362 $226,240  $228,092
                              ======== ========  ========

        LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..........  $  9,632 $  8,454  $  9,035
  Accrued expenses..........     5,734    5,950     6,469
  Current portion of long-
   term debt................       242    1,757     1,757
                              -------- --------  --------
    Total current liabili-
     ties...................    15,608   16,161    17,261
Long-term debt..............   130,053  128,296   129,202
Deferred income taxes.......    11,801   12,473    13,348
Other noncurrent liabili-
 ties.......................     2,113    2,277     2,191
                              -------- --------  --------
    Total liabilities.......   159,575  159,207   162,002
Commitments and contingen-
 cies (Note 15)
Stockholder's Equity
Common stock, stated value
 of $10,
 100 shares authorized, is-
 sued and outstanding.......         1        1         1
Additional paid-in capital..    68,667   59,986    44,005
Retained earnings...........     3,119    7,046    22,084
                              -------- --------  --------
    Total stockholder's eq-
     uity...................    71,787   67,033    66,090
                              -------- --------  --------
    Total liabilities and
     stockholder's equity...  $231,362 $226,240  $228,092
                              ======== ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENT OF OPERATIONS

                              (IN THOUSANDS)

                                                         NINE MONTHS ENDED
                            YEAR ENDED SEPTEMBER 30,         JUNE 30,
                           ----------------------------  ------------------
                             1993      1994      1995      1995      1996
                           --------  --------  --------  --------  --------
                                                            (UNAUDITED)
REVENUES
 Resort..................  $ 83,717  $127,676  $125,816  $112,708  $121,962
 Real Estate.............     2,141     4,979     1,778     1,781       965
                           --------  --------  --------  --------  --------
                             85,858   132,655   127,594   114,489   122,927
Resort operating ex-
 penses..................   (58,779)  (77,404)  (77,600)  (62,554)  (63,889)
Real estate operating ex-
 penses and cost of
 sales...................    (1,619)   (3,837)   (1,040)   (1,040)       --
Selling, general and ad-
 ministrative expenses...   (12,551)  (16,978)  (17,246)  (14,006)  (14,942)
Depreciation.............    (9,475)  (12,114)  (12,824)   (9,444)  (10,546)
Amortization.............    (1,279)   (2,113)   (2,124)   (1,579)   (1,668)
                           --------  --------  --------  --------  --------
Earnings before interest
 and taxes...............     2,155    20,209    16,760    25,866    31,882
Interest expense.........    (2,622)   (5,087)   (9,686)   (7,345)   (6,876)
                           --------  --------  --------  --------  --------
Income (loss) before in-
 come taxes..............      (467)   15,122     7,074    18,521    25,006
Income taxes.............      (123)   (6,199)   (3,147)   (7,415)   (9,968)
                           --------  --------  --------  --------  --------
Income (loss) before cu-
 mulative effect of ac-
 counting change.........      (590)    8,923     3,927    11,106    15,038
Cumulative effect of ac-
 counting change.........    (3,500)
                           --------  --------  --------  --------  --------
Net income (loss)........  $ (4,090) $  8,923  $  3,927  $ 11,106  $ 15,038
                           ========  ========  ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

         CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

                              (IN THOUSANDS)

                                                   ADDITIONAL
                                            COMMON  PAID-IN   RETAINED
                                            STOCK   CAPITAL   EARNINGS   TOTAL
                                            ------ ---------- --------  --------
Balance at September 30, 1992.............   $ 1    $54,351   $46,024   $100,376
Net loss..................................                     (4,090)    (4,090)
Net transactions with Parent..............           82,191               82,191
                                             ---    -------   -------   --------
Balance at September 30, 1993.............     1    136,542    41,934    178,477
Net income................................                      8,923      8,923
Dividends to Parent.......................                    (47,738)   (47,738)
Net transactions with Parent..............          (67,875)             (67,875)
                                             ---    -------   -------   --------
Balance at September 30, 1994.............     1     68,667     3,119     71,787
Net income................................                      3,927      3,927
Net transactions with Parent..............           (8,681)              (8,681)
                                             ---    -------   -------   --------
Balance at September 30, 1995.............     1     59,986     7,046     67,033
Net income for the nine months ended June
 30, 1996
 (unaudited)..............................                     15,038     15,038
Net transactions with Parent (unaudited)..          (15,981)             (15,981)
                                             ---    -------   -------   --------
Balance at June 30, 1996 (unaudited)......   $ 1    $44,005   $22,084   $ 66,090
                                             ===    =======   =======   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENT OF CASH FLOWS

                              (IN THOUSANDS)

                                    YEAR ENDED SEPTEMBER        NINE MONTHS
                                             30,              ENDED JUNE 30,
                                   -------------------------  ----------------
                                    1993     1994     1995     1995     1996
                                   -------  -------  -------  -------  -------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES
Net income (loss)................  $(4,090) $ 8,923  $ 3,927  $11,106  $15,038
Adjustments to reconcile net
 income (loss) to net
 cash provided by operating
 activities:
 Depreciation....................    9,475   12,114   12,824    9,444   10,546
 Amortization....................    1,279    2,113    2,124    1,579    1,668
 Equity in earnings of joint
  ventures.......................               (36)    (217)    (220)    (965)
 Deferred income taxes...........    1,819    1,559      935      701      848
 Cumulative effect of accounting
  change.........................    3,500
 Changes in assets and
  liabilities used in
  operations:
   Decrease (increase) in
    accounts receivable..........    1,084     (846)  (1,546)    (214)    (505)
   Decrease (increase) in
    inventories..................     (355)    (280)      (1)      83     (255)
   Decrease (increase) in prepaid
    expenses.....................      (49)     918       98       (7)    (444)
   Decrease (increase) in land
    held for resale..............   (1,522)  (2,712)   2,090    2,108      144
   Increase (decrease) in
    accounts payable.............    3,909    1,296   (1,178)  (1,879)     581
   Increase (decrease) in accrued
    liabilities..................      712     (414)     216     (239)     519
   Other, net....................     (104)     807   (1,730)     637      (49)
                                   -------  -------  -------  -------  -------
     Net cash provided by
      operating activities.......   15,658   23,442   17,542   23,099   27,126
CASH FLOWS FROM INVESTING
 ACTIVITIES
Additions to property and
 equipment.......................   (9,322) (10,396) (11,011)  (7,412) (10,623)
Investments in joint ventures,
 net.............................            (1,681)    (550)  (1,043)     540
Additions to goodwill and
 intangibles.....................               (83)    (358)    (357)    (484)
                                   -------  -------  -------  -------  -------
     Net cash used by investing
      activities.................   (9,322) (12,160) (11,919)  (8,812) (10,567)
CASH FLOWS FROM FINANCING
 ACTIVITIES
Proceeds from long-term debt.....    2,662
Principal payments on long-term
 debt............................              (227)    (242)
Net transactions with Parent.....   (7,184) (12,848)  (5,788) (14,286) (14,648)
                                   -------  -------  -------  -------  -------
     Net cash used by financing
      activities.................   (4,522) (13,075)  (6,030) (14,286) (14,648)
Net increase (decrease) in cash
 and cash equivalents............    1,814   (1,793)    (407)       1    1,911
Cash and cash equivalents,
 beginning of period.............    1,199    3,013    1,220    1,220      813
                                   -------  -------  -------  -------  -------
Cash and cash equivalents, end of
 period..........................  $ 3,013  $ 1,220  $   813  $ 1,221  $ 2,724
                                   =======  =======  =======  =======  =======
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION
Interest paid....................           $   173  $   158
NON-CASH TRANSACTIONS
Allocation of corporate debt from
 Parent..........................           100,000                    $   906
Land contributed to joint venture
 with Intrawest..................            17,509
Noncash investments in joint
 ventures........................      719             1,946
Financing of Breckenridge
 acquisition by Parent...........   90,815
Transfer of land from Parent.....                                        1,065
Noncash dividend to Parent.......            47,738

                  The accompanying notes are an integral

             part of these consolidated financial statements.

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

 General

  Ralston Resorts, Inc. (the "Company") is a wholly owned subsidiary of Ralston Foods, Inc. ("Ralston Foods"). Ralston Foods is in turn a wholly owned subsidiary of Ralcorp Holdings, Inc. ("Ralcorp"), which is a publicly held company that was spun-off from Ralston Purina Company on March 31, 1994. Ralston Foods and Ralcorp are collectively referred to as "Parent".

  The Company operates the Keystone Resort lodging and food and beverage operations and the Keystone, Breckenridge and Arapahoe Basin ski areas. All of the Company's operations are located in Colorado. The Company's revenue is earned primarily in December through March.

  On July 22, 1996, the Company and Ralston Foods entered into a stock purchase agreement with Vail Resorts, Inc. The agreement calls for Vail Resorts, Inc. to acquire all issued and outstanding shares of the Company's stock upon the closing date of the agreement in return for approximately 3,777,000 shares of Vail Resorts, Inc. common stock. Vail Resorts, Inc. will also assume debt of up to $165,000,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in joint ventures are accounted for under the equity method. All significant intercompany transactions have been eliminated.

 Allocation of Common Costs

  Certain common costs, such as the salaries for certain corporate officers, accounting costs and legal fees are allocated to the Company based upon the Parent's estimate of time incurred specifically related to the Company's activities. Management believes that these allocations are reasonable.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  For purposes of reporting cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Property and Equipment

  Property and equipment is stated at cost including certain internal costs directly associated with the acquisition and construction of such property and equipment. Depreciation is computed using the straight-line method over estimated useful lives as follows:

      Machinery, equipment, furniture and fixtures..................  3-20 years
      Ski lifts.....................................................    15 years
      Ski trails.................................................... 15-30 years
      Buildings.....................................................    30 years
      Land improvements............................................. 10-30 years

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

  Maintenance, repairs and minor renewals are expensed as incurred.

 Inventories

  Inventories include primarily ski shop items and rentals, food and beverage, china and silver, and uniforms.

 Goodwill and Intangibles

  Goodwill and intangible assets are capitalized and amortized using the straight-line method over their estimated useful lives as follows:

      Goodwill..................................................... 15-25 years
      Forest service permits.......................................    37 years
      Trademarks...................................................    25 years
      Other intangibles............................................   1-5 years

 Fair Value of Financial Instruments

  The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, allocated Ralcorp debt and Clinton Ditch and Reservoir Company promissory notes approximate their fair value.

  The estimated fair value of the refunding revenue bonds and the National Australia Bank notes payable (Note 10) as of June 30, 1996 are presented below (in thousands):

                                                               CARRYING  FAIR
                                                                AMOUNT   VALUE
                                                               -------- -------
      Refunding revenue bonds................................. $23,360  $27,510
      National Australia Bank notes payable................... $ 4,500  $ 4,711

  The fair value of the refunding revenue bonds was estimated by an independent third party. The fair value of the National Australia Bank notes payable was estimated by National Australia Bank.

 Impairment

  The Company regularly evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, goodwill and other intangibles. In making such determination with respect to goodwill, the Company evaluates its historical and anticipated operating results, including future undiscounted cash flows. Management believes that there has been no impairment of the Company's goodwill and other intangibles.

 Income Taxes

  The Company is included in the consolidated income tax returns of Ralcorp. Taxes have been provided for in the accompanying financial statements as if the Company filed its own tax return.

  Income taxes have been provided in accordance with Statement of Financial Accounting Standards ("FAS") No. 109, Accounting for Income Taxes, which was adopted effective October 1, 1992. The impact of this change in accounting was a reduction in fiscal 1993 net income by $3,500,000. FAS No. 109 requires the liability method of income tax accounting. Accordingly, a deferred tax liability or asset is recognized for the effect of temporary differences between financial reporting and tax reporting.

 Revenue Recognition

  Resort revenue primarily consists of revenue from ski operations, lodging, food and beverage operations, conference center operations and other recreational activities and is recognized as services are performed or as goods are sold. Real estate revenues are recognized when consideration has been received, title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform significant additional activities after the sale.

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

 Advertising Costs

  Advertising costs are expensed the first time the advertising takes place. Advertising expense for the years ended September 30, 1993, 1994 and 1995 was $4,147,000, $4,501,000, and $4,571,000, respectively.

 Earnings Per Share

  Due to the proposed acquisition of the Company by Vail Resorts, Inc., the Company's historical capital structure is not indicative of its prospective structure upon the closing of the anticipated purchase transaction. Accordingly, historical net income (loss) per common share is not considered meaningful and has not been presented herein.

 Adoption of New Accounting Standard

  The Company adopted FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, during fiscal year 1995. The adoption of this standard did not have a material effect on the Company's financial statements.

 Unaudited Financial Information

  The consolidated balance sheet at June 30, 1996 and the related consolidated statements of operations and cash flows for the nine months ended June 30, 1995 and 1996 and the statement of stockholder's equity for the nine months ended June 30, 1996 have been derived from unaudited interim financial statements. In management's opinion, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position and results of operations for such periods have been included in the financial statements. The operating results for the nine months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year or any future period.

3. BRECKENRIDGE ACQUISITION

  On May 3, 1993, the Company purchased all of the material assets of Breckenridge Ski Corporation, Victoria, U.S.A., Inc. and Breckenridge Development Corporation (collectively, "Breckenridge") for approximately $90,815,000. The Company did not assume any Breckenridge liabilities other than liabilities associated with certain assigned contracts. Breckenridge was engaged in the operation of the Breckenridge ski area and related facilities and in real estate development in Breckenridge, Colorado.

  The acquisition was accounted for under the purchase method and, accordingly, the results of operations of Breckenridge are included in the Company's consolidated financial statements from the date of acquisition. In connection with the acquisition, the Company recorded approximately $26,810,000 excess cost over fair value of the net assets acquired. This excess is being amortized on a straight-line basis over 25 years. Amortization expense related to Breckenridge was $445,000, $1,072,000 and $1,072,000 for the years ended September 30, 1993, 1994 and 1995.

  The following presents the unaudited pro forma results of operations of the Company and Breckenridge as if combined throughout the entire year ended September 30, 1993 (in thousands):

           Revenue, net............................. $115,558
           Net income............................... $  3,610

  The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire year ended September 30, 1993, nor are they intended to be a projection of future results.

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

4. RECEIVABLES

  Receivables and the related allowance for doubtful accounts were as follows (in thousands):

                                                    SEPTEMBER 30,
                                                    --------------
                                                                     JUNE 30,
                                                     1994    1995      1996
                                                    ------  ------  -----------
                                                                    (UNAUDITED)
   Trade accounts receivable......................  $3,833  $4,353       $5,886
   Miscellaneous receivables......................      14   1,064           43
   Allowance for doubtful accounts................     (34)    (58)         (65)
                                                    ------  ------  -----------
                                                    $3,813  $5,359       $5,864
                                                    ======  ======  ===========

5. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following (in thousands):

                                                  SEPTEMBER 30,
                                                ------------------
                                                                     JUNE 30,
                                                  1994      1995       1996
                                                --------  --------  -----------
                                                                    (UNAUDITED)
   Machinery and equipment..................... $109,618  $116,853     $120,467
   Buildings...................................   55,865    56,101       55,256
   Land used in operations.....................   20,199    20,089       25,957
   Construction in progress....................    5,764     5,371        9,956
                                                --------  --------  -----------
                                                 191,446   198,414      211,636
   Less accumulated depreciation...............  (47,948)  (59,325)     (68,175)
                                                --------  --------  -----------
                                                $143,498  $139,089     $143,461
                                                ========  ========  ===========

6. GOODWILL AND INTANGIBLES

    Goodwill and intangibles consist of the following (in thousands):

                                                   SEPTEMBER 30,
                                                  ----------------
                                                                     JUNE 30,
                                                   1994     1995       1996
                                                  -------  -------  -----------
                                                                    (UNAUDITED)
   Goodwill...................................... $36,951  $36,951      $36,951
   Forest service permit.........................   5,010    5,010        5,010
   Trademarks and other intangibles..............   2,635    2,993        3,476
                                                  -------  -------  -----------
                                                   44,596   44,954       45,437
   Less accumulated amortization.................  (4,901)  (7,025)      (8,692)
                                                  -------  -------  -----------
                                                  $39,695  $37,929      $36,745
                                                  =======  =======  ===========

7. LAND HELD FOR RESALE

  Included in land held for resale at September 30, 1995, is approximately $8,900,000 of land subject to an agreement with Keystone/Intrawest, L.L.C., a joint venture of the Company. The agreement with Keystone/Intrawest, L.L.C. calls for the Company to contribute the land to the joint venture (as a capital contribution) at an agreed upon value of approximately $11,400,000 prior to June 1, 1999.

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

8. INVESTMENTS IN JOINT VENTURES

  During 1994, the Company formed Keystone/Intrawest L.L.C., which is a joint venture with Intrawest Resorts, Inc., to develop land at the base of the Keystone ski area. The Company contributed land with a historical cost of approximately $18,900,000 for the development as well as certain other funds to the joint venture. The joint venture intends to build condominiums, townhomes, single-family homes and commercial shop space throughout the base of Keystone Mountain using a master development plan over approximately 20 years.

  As real estate development projects are completed, the Company will receive payments for the related land which it previously contributed to the joint venture. Losses are allocated first to the partners to the extent of their capital accounts. Income is first applied to offset prior cumulative allocated losses with subsequent income shared 50/50. The investment in this joint venture is accounted for under the equity method.

  Condensed unaudited financial information for Keystone/Intrawest L.L.C. follows (in thousands):

                                                      YEAR ENDED     NINE MONTHS
                                                     SEPTEMBER 30,      ENDED
                                                    ---------------   JUNE 30,
                                                     1994    1995       1996
                                                    ------- -------  -----------
     Assets........................................ $26,840 $48,417    $54,834
     Liabilities...................................     670  12,153     25,676
     Partners' equity..............................  26,170  36,264     29,158
     Gross revenues................................     381   1,570     24,460
     Gross profit..................................     204     599      2,354
     Net income (loss).............................      64    (147)     1,470

  Starfire Mountain Homes is a joint venture (in the form of a general partnership) with Focus Keystone I, Ltd. to construct certain condominiums near the base of Keystone Mountain. The Company contributed approximately $700,000 in land to the joint venture in fiscal 1993. The development was completed during fiscal 1996, with management of the condominiums turned over to the Company. The Company receives 20% of the income or loss of the joint venture and accounts for the investment under the equity method.

9. ACCRUED EXPENSES

  Accrued expenses consist of the following (in thousands):

                                                      SEPTEMBER 30,
                                                      --------------  JUNE 30,
                                                       1994    1995     1996
                                                      ------- ------ -----------
                                                                     (UNAUDITED)
   Property and use taxes............................ $ 3,480 $3,919   $3,217
   Payroll and payroll related liabilities...........   2,077  1,857    2,396
   Interest payable..................................     177    174      856
                                                      ------- ------   ------
                                                      $ 5,734 $5,950   $6,469
                                                      ======= ======   ======

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

10. LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                  SEPTEMBER 30,
                                                -------------------   JUNE 30,
                                                  1994       1995       1996
                                                ---------  --------  -----------
                                                                     (UNAUDITED)
   Allocated Ralcorp debt.....................  $ 100,000  $100,000   $100,906
   Bank of New York, trustee for refunding
    revenue bonds, 7.125% to 7.875%, maturing
    September 1998 to 2010, secured by certain
    assets of the Company.....................     23,360    23,360     23,360
   National Australia Bank, notes payable,
    10.85% to 11.15%, maturing September 1996-
    1998, secured by certain assets of the
    Company...................................      4,500     4,500      4,500
   Clinton Ditch and Reservoir Company, a
    related party, promissory notes, 6.5%, due
    in annual installments through August 13,
    2002......................................      2,435     2,193      2,193
                                                ---------  --------   --------
                                                  130,295   130,053    130,959
   Less current portion.......................       (242)   (1,757)    (1,757)
                                                ---------  --------   --------
                                                $ 130,053  $128,296   $129,202
                                                =========  ========   ========

  The Ralcorp debt represents a Ralcorp revolving credit facility, a portion of which has been allocated by Ralcorp to the Company. The Ralcorp revolving credit facility bears interest at a LIBOR related rate. The original maturity of the debt was in 1999. In March 1996, the maturity date was extended to March 12, 2001. Interest expense on the revolving credit facility has been allocated to the Company in the amounts of $0, $2,700,000 and $7,100,000 for fiscal 1993, 1994 and 1995, respectively, based on Ralcorp's average interest rate and the Company's allocated debt.

  Future payments due on long-term debt as of September 30, 1995 are as follows (in thousands):

              FISCAL
              YEARS
              ------
              1996.......................  $  1,757
              1997.......................     1,774
              1998.......................     3,152
              1999.......................       311
              2000.......................       331
              Thereafter.................   122,728
                                           --------
                                           $130,053
                                           ========

11. RELATED PARTY TRANSACTIONS

  Net Transactions with Parent included in the Statement of Changes in Stockholder's Equity represents the net transactions with the Parent related to payroll, employee benefits, insurance premiums and claims, interest, taxes, general corporate overhead and participation in Ralcorp's cash management program. The Company and the Parent do not intend to settle these intercompany amounts and, therefore, they are reflected as part of the permanent equity of the Company.

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

12. SELF-INSURANCE PLANS

  The Company has a self-insurance plan for employee health benefits. The health insurance plan covers all employees who elect enrollment once eligibility requirements have been met and contains a stop-loss provision to limit the Company's liability to $75,000 per employee. The liability for employee health benefits was $383,000 and $380,000 at September 30, 1994 and 1995, respectively.

  The Company also has a self-insurance plan for workers' compensation approved by the State of Colorado Department of Labor. The Company has a $500,000 retention limit and a $1,600,000 bond to guarantee payment of workers' compensation claims. The liability for workers' compensation was $1,247,000 and $1,573,000 at September 30, 1994 and 1995, respectively.

  The Company has a self-insurance retention limit of $500,000 per occurrence and $2,000,000 in the aggregate for general liability insurance prior to an outside insurance company's coverage. The accrual for general liability insurance was $483,000 and $324,000 at September 30, 1994 and 1995, respectively.

13. INCOME TAXES

  The Company is included in the consolidated income tax return of Ralcorp. Income taxes have been allocated to the Company as if it were filing a stand-alone return. The components of the provision for income taxes are as follows (in thousands):

                                                         YEAR ENDED SEPTEMBER
                                                                  30,
                                                         ----------------------
                                                          1993     1994   1995
                                                         -------  ------ ------
Current tax provision (benefit)
  Federal............................................... $(1,558) $3,962 $1,880
  State.................................................    (138)    678    332
                                                         -------  ------ ------
                                                         (1,696)   4,640  2,212
                                                         -------  ------ ------
Deferred tax provision
  Federal...............................................   1,664   1,426    855
  State.................................................     155     133     80
                                                         -------  ------ ------
                                                           1,819   1,559    935
                                                         -------  ------ ------
    Total tax provision................................. $   123  $6,199 $3,147
                                                         =======  ====== ======

  The following is a reconciliation of the statutory federal income tax rate and the Company's effective income tax rate (in thousands):

                                                      YEAR ENDED SEPTEMBER 30,
                                                      --------------------------
                                                        1993     1994    1995
                                                      --------  ----------------
Statutory federal income tax rate....................   (35.0%)   35.0%   35.0%
State income taxes, net of federal tax benefit.......    (3.3%)    3.3%    3.3%
Nondeductible intangible amortization................    60.5%     2.1%    4.5%
Nondeductible portion of meals and entertainment.....     4.1%      .5%    1.3%
Other................................................               .1%     .4%
                                                      --------  ------- -------
Effective income tax rate............................    26.3%    41.0%   44.5%
                                                      ========  ======= =======

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

  The components of gross deferred tax assets and liabilities are as follows (in thousands):

                                  DEFERRED TAX ASSETS DEFERRED TAX LIABILITIES
                                     SEPTEMBER 30,          SEPTEMBER 30,
                                  ------------------- -------------------------
                                    1994      1995        1994         1995
                                  --------- --------- ------------ ------------
Current:
  Doubtful accounts.............. $      15 $      22 $         -- $         --
  Start-up costs.................        88        85           --           --
  Receivable.....................        --        --           18           50
  Vacation accrual...............       205        80           --           --
  Accrued expenses...............       130        20           --           --
                                  --------- --------- ------------ ------------
                                        438       207           18           50
                                  --------- --------- ------------ ------------
Noncurrent:
  Fixed assets basis differ-
   ences.........................        --        --       12,641       13,099
  Intangible assets..............        --        --          230          576
  Accrued pension................        74       144           --           --
  Insurance and other accruals...       996     1,058           --           --
                                  --------- --------- ------------ ------------
                                      1,070     1,202       12,871       13,675
                                  --------- --------- ------------ ------------
    Total deferred taxes......... $   1,508 $   1,409 $     12,889 $     13,725
                                  ========= ========= ============ ============

14. RETIREMENT PLANS

  Ralcorp sponsors a noncontributory defined benefit pension plan which covers certain Company employees. The plan provides retirement benefits based on years of service and final-average or career-average earnings. It is the practice of Ralcorp to fund pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and federal income tax laws. Plan assets consist primarily of investments in a commingled employee benefit trust consisting of marketable equity securities, corporate and government debt securities and real estate.

  The Company's share of the components of net pension cost include the following (in thousands):

                                                  YEAR ENDED SEPTEMBER 30,
                                                 ----------------------------
                                                   1993      1994      1995
                                                 --------  --------  --------
Service cost (benefits earned during the peri-
 od)............................................ $    389  $    382  $    412
Interest cost on projected benefit obligation...      221       228       232
Return on plan assets...........................     (267)     (280)     (286)
Net amortization and deferral...................       (9)       (9)      (13)
                                                 --------  --------  --------
  Net pension cost.............................. $    334  $    321  $    345
                                                 ========  ========  ========

                  RALSTON RESORTS, INC. AND SUBSIDIARIES

  The following table presents the Company's portion of the funded status of the Ralcorp defined benefit plan and amounts recognized in the Company's balance sheet at September 30, 1994 and 1995 (in thousands):

                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
     Actuarial present value of:
       Vested benefits.......................................  $(1,268) $(1,530)
       Nonvested benefits....................................     (472)    (521)
                                                               -------  -------
       Accumulated benefit obligation........................   (1,740)  (2,051)
       Effect of projected future salary increases...........   (1,212)  (1,242)
                                                               -------  -------
       Projected benefit obligation..........................   (2,952)  (3,293)
     Plan assets at fair value...............................    3,059    3,519
                                                               -------  -------
     Plan assets in excess of projected benefit obligation...      107      226
       Unrecognized net gain.................................     (509)    (888)
       Unrecognized prior service cost.......................       15       12
       Unrecognized net asset at transition..................      (93)     (81)
                                                               -------  -------
     Accrued pension cost....................................  $  (480) $  (731)
                                                               =======  =======

  The key actuarial assumptions used in determining net pension cost and the projected benefit obligation were as follows:

                                                            1993   1994   1995
                                                            -----  -----  -----
     Discount rate......................................... 7.875% 7.875% 7.875%
     Rate of future compensation increases................. 5.500% 5.500% 5.500%
     Long-term rate of return on plan assets............... 9.500% 9.500% 9.500%

  The Company also has a 401(k) plan for its employees and certain employees participate in the Ralcorp plan. Matching contributions totaled $470,000, $577,000 and $604,000 for the years ended September 30, 1993, 1994 and 1995, respectively.

15. COMMITMENTS AND CONTINGENCIES

  The Company has aggregate future minimum lease payments under noncancelable operating leases having an initial or remaining term of more than one year as of September 30, 1995 as follows (in thousands):

             FISCAL
             YEARS
             1996................................ $782
             1997................................  768
             1998................................  658
             1999................................  581
             2000................................  263

  The Company is involved in various routine legal proceedings incidental to the conduct of its normal business operations. The Company's management believes that none of these legal proceedings will have a material adverse impact on the financial condition, results of operations, or liquidity of the Company.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CON-TAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Information by Reference........................   2
Prospectus Summary.......................................................   3
Summary Consolidated Financial and Operating Data........................  10
Summary Pro Forma Combined Financial and Operating Data..................  12
Risk Factors.............................................................  14
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Dilution.................................................................  19
Capitalization...........................................................  20
Pro Forma Financial Data.................................................  21
Selected Consolidated Financial and
 Operating Data..........................................................  29
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  32
Business.................................................................  37
Management...............................................................  64
Summary Compensation Table...............................................  69
Principal and Selling Stockholders.......................................  72
Certain Transactions.....................................................  73
The Acquisition..........................................................  74
Description of Certain Indebtedness......................................  76
Description of Capital Stock.............................................  78
Shares Eligible for Future Sale..........................................  81
Certain United States Federal Tax Consequences to Non-United States
 Holders of Common Stock.................................................  82
Underwriting.............................................................  85
Notice to Canadian Residents.............................................  87
Legal Matters............................................................  89
Experts..................................................................  90
Index to Financial Statements............................................ F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                      SHARES

                                    [LOGO]
                              VAIL RESORTS, INC.

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                           BEAR, STEARNS & CO. INC.

                             FURMAN SELZ LLC

                           GOLDMAN, SACHS & CO.

                           SALOMON BROTHERS INC

                            SCHRODER WERTHEIM & CO.

                            SMITH BARNEY INC.

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                 [INTERNATIONAL PROSPECTUS -- ALTERNATIVE PAGE]
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 1996

PROSPECTUS

                                       SHARES



                [LOGO]         VAIL RESORTS, INC.

                                  COMMON STOCK

  Of the     shares of Common Stock, $.01 par value per share (the "Common
Stock"), offered hereby,     shares will be sold by Vail Resorts, Inc. (the
"Company") and     shares will be sold by certain Selling Stockholders. The
Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."
  A total of     shares (the "International Shares") are being offered outside of the United States and Canada (the "U.S. Offering") by the U.S. Underwriters,
and     shares (the "U.S. Shares") are being offered in the United States and
Canada (the "International Offering") by the Managers. The initial public offering price and the underwriting discounts and commissions are identical for both the International Offering and the U.S. Offering (collectively, the "Offerings").
  The outstanding capital stock of the Company consists of the Common Stock and the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"). The Common Stock and Class A Common Stock are substantially identical, except that holders of Class A Common Stock elect a class of directors that constitutes two-thirds of the Board of Directors and holders of Common Stock elect a class of directors that constitutes one-third of the Board of Directors. See "Description of Capital Stock."
  Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be
between $    and $    per share. See "Underwriting" for a discussion of the
factors considered in determining the initial public offering price. Up to
of the shares will be reserved for sale to approximately    persons who are
directors, officers or employees of, or are otherwise associated with, the Company. See "Underwriting."

  The Common Stock has been approved for listing, subject to official notice of issuance, on The New York Stock Exchange under the symbol "MTN."

  SEE "RISK FACTORS" BEGINNING ON PAGE 15 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                                  ----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY    OR   ADEQUACY   OF   THIS   PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                                         DISCOUNTS AND  PROCEEDS TO   SELLING
                         PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share..............       $               $            $            $
- --------------------------------------------------------------------------------
Total(3)...............       $              $             $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the Managers and the U.S. Underwriters.
(2) Before deducting expenses payable by the Company, estimated at $   .
(3) The Selling Stockholders have granted to the Managers and the U.S.
    Underwriters 30-day options to purchase in the aggregate up to   additional
    shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling Stockholders will be
    $   , $   and $   , respectively. See "Underwriting."

                                  ----------
  The International Shares are offered by the several Managers, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The Managers reserve the right to withdraw, cancel or modify the International Offering and to reject orders in whole or in part. It is expected that delivery of the International Shares will be made against payment therefor on or
about   , 1996, at the offices of Bear, Stearns International Limited, 245 Park
Avenue, New York, New York 10167.

                                  ----------


BEAR, STEARNS INTERNATIONAL LIMITED

        FURMAN SELZ LLC

                GOLDMAN SACHS INTERNATIONAL

                        SALOMON BROTHERS INTERNATIONAL LIMITED

                                SCHRODERS

                                        SMITH BARNEY INC.


                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER, ANY UNDERWRITER, ANY MANAGER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLIC-ITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURI-TIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Information by Reference........................   2
Prospectus Summary.......................................................   3
Summary Consolidated Financial and Operating Data........................  10
Summary Pro Forma Combined Financial and Operating Data..................  12
Risk Factors.............................................................  14
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Dilution.................................................................  19
Capitalization...........................................................  20
Pro Forma Financial Data.................................................  21
Selected Consolidated Financial and
 Operating Data..........................................................  29
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  32
Business.................................................................  37
Management...............................................................  64
Summary Compensation Table...............................................  69
Principal and Selling Stockholders.......................................  72
Certain Transactions.....................................................  73
The Acquisition..........................................................  74
Description of Certain Indebtedness......................................  76
Description of Capital Stock.............................................  78
Shares Eligible for Future Sale..........................................  81
Certain United States Federal Tax Consequences to Non-United States
 Holders of Common Stock.................................................  82
Underwriting.............................................................  85
Notice to Canadian Residents.............................................  87
Legal Matters............................................................  89
Experts..................................................................  90
Index to Financial Statements............................................ F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                      SHARES


                      [LOGO]  VAIL RESORTS, INC.


                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                      BEAR, STEARNS INTERNATIONAL LIMITED

                             FURMAN SELZ LLC

                       GOLDMAN SACHS INTERNATIONAL

                  SALOMON BROTHERS INTERNATIONAL LIMITED

                                   SCHRODERS

                            SMITH BARNEY INC.

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred in connection with the sale of Common Stock being registered (all amounts are estimated except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee). The Company will bear all expenses incurred in connection with the sale of the Common Stock being registered hereby.

   SEC Registration Fee................................................ $68,966
   NASD Filing Fee.....................................................  15,500
   New York Stock Exchange Listing Fee.................................      *
   Printing............................................................      *
   Legal Fees and Expenses.............................................      *
   Accounting Fees and Expenses........................................      *
   Blue Sky Fees and Expenses..........................................      *
   Stock Certificates and Transfer Agent Fees..........................      *
   Miscellaneous.......................................................      *
                                                                        -------
     Total............................................................. $    *
                                                                        =======

- --------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the registrant under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

  The Company's Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware Law or other applicable law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Bylaws (the "Bylaws") provide that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by applicable law.

  The Bylaws provide that the Company may indemnify any person who is or was involved in any manner or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action suit or proceeding by or in the right of the registrant to procure a judgment in its town), by reason of the fact that he is or was or had agreed to become a director, officer or employee of the registrant or is or was or had agreed to become at the request of the board or an officer of the registrant a director, officer or employee of another corporation, partnership, joint venture, trust or other entity against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding.

ITEM 16. EXHIBITS.

  (a) Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  *1.1    Form of Underwriting Agreement.
   3.1    Restated Certificate of Incorporation of the Company.**
   3.2    Restated By-Laws of the Company.**
  *5.1    Opinion of Cahill Gordon & Reindel as to the legality of the Common
          Stock.
  10.1    Management Agreement by and between Beaver Creek Resort Company of
          Colorado and Vail Associates, Inc. (Incorporated by reference to
          Exhibit 10.1 of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
  10.2    Forest Service Term Special Use Permit for Beaver Creek ski area.
          (Incorporated by reference to Exhibit 10.2 of the Registration
          Statement on Form S-4 of Gillett Holdings, Inc. (Registration No. 33-
          52854) including all amendments thereto).
  10.3    Forest Service Special Use Permit for Beaver Creek ski area.
          (Incorporated by reference to Exhibit 10.3 of the Registration
          Statement on Form S-4 Gillett Holdings, Inc. (Registration No. 33-
          52854) including all amendments thereto).
  10.4    Forest Service unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-4
          of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 *10.5    Employment Agreement dated [  ] between the Company and Andrew P.
          Daly.
 *10.6    Employment Agreement dated [  ] between the Company and James Kent
          Myers.
  10.7    Joint Liability Agreement by and among Gillett Holdings, Inc. and the subsidiaries of Gillett Holdings, Inc. (Incorporated by reference to
          Exhibit 10.10 of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
  10.8(a) Management Agreement between Gillett Holdings, Inc. and Gillett Group
          Management, Inc. dated as of the Effective Date. (Incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-4
          of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
  10.8(b) Amendment to Management Agreement by and among the Company and its subsidiaries dated as of November 23, 1993. (Incorporated by reference to Exhibit 10.12(b) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
  10.9(a) Tax Sharing Agreement between Gillett Holdings, Inc. dated as of the
          Effective Date. (Incorporated by reference to Exhibit 10.12 of the
          Registration Statement on Form S-4 of Gillett Holdings, Inc.
          (Registration No. 33-52854) including all amendments thereto).
  10.9(b) Amendment to Tax Sharing Agreement by and among the Company and its subsidiaries dated as of November 23, 1993. (Incorporated by reference to Exhibit 10.13(b) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
  10.10   Form of Gillett Holdings, Inc. Deferred Compensation Agreement for
          certain GHTV employees. (Incorporated by reference to Exhibit
          10.13(b) of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-528540) including all amendments thereto).

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.11(a) Credit Agreement dated as of March 31, 1995 among The Vail
          Corporation, the Banks named therein and NationsBank of Texas, N.A., as issuing banks and agent. (Incorporated by reference to Exhibit
          10.12(a) of the report on Form 10-Q of Gillett Holdings, Inc. for the quarterly period ended March 31, 1995).
 10.11(b) Second Amended and Restated Credit Agreement dated as of March 31,
          1995 among The Vail Corporation, the banks named therein and
          NationsBank of Texas, N.A., as issuing banks and agent. (Incorporated by reference to Exhibit 10.12(b) of the report on Form 10-Q of
          Gillett Holdings, Inc. for the quarterly period ended March 31,
          1995).
 10.11(c) Pledge Agreement dated as of March 31, 1995 among Gillett Holdings,
          Inc. and NationsBank of Texas, N.A. as agent. (Incorporated by reference to Exhibit 10.12(c) of the report on Form 10-Q of Gillett
          Holdings, Inc. for the quarterly period ended March 31,1995).
 10.11(d) Guaranty dated as of November 23, 1993 by subsidiaries named therein for the benefit of NationsBank of Texas, NA., as agent. (Incorporated by reference to Exhibit 10.17(b) of the report on Form 10-K of
          Gillett Holdings, Inc. for the period from October 9, 1992 through
          September 30, 1993).
 10.11(e) Collateral Agency Agreement dated as of November 23, 1993 among Vail
          Associates, Inc., The Vail Corporation, Beaver Creek Associates, Inc.
          NationsBank of Texas, N.A., as Collateral agent and agent, Colorado
          National Bank as Beaver Creek Indenture Trustee and Vail Indenture
          Trustee. (Incorporated by reference to Exhibit 10.17(c) of the report of Form 10-K of Gillett Holdings, Inc. for the period from October 9,
          1992 through September 30, 1993).
 10.11(f) Pledge Agreement dated as of November 23, 1993 among The Vail
          Corporation, Vail Associates, Inc., Beaver Creek Associates, Inc.,
          Vail Associates Real Estate Group, Inc., Vail Associates Real Estate
          Inc., as obligors and NationsBank of Texas, N.A., as collateral agent. (Incorporated by reference to Exhibit 10.17(d) of the report on Form 10-K of Gillett Holdings, Inc. for the period from October 9,
          1992 through September 30, 1993).
 10.11(g) Trust Indenture dated as of September 1, 1992 between Eagle County,
          Colorado and Colorado National Bank, as Trustee, securing Sports
          Housing Facilities Revenue Refunding Bonds. (Incorporated by
          reference to exhibit 10.16(g) of the Registration Statement on Form
          S-4 of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.11(h) First Amendment to Trust Indenture dated as of November 23, 1993 between Eagle County, Colorado and Colorado National Bank, as
          Trustee, securing Sports and Housing Facilities Revenue Refunding
          Bonds. (Incorporated by reference to Exhibit 10.17(f) of the report on Form 10-K of Gillett Holdings, Inc. for the period from October 9,
          1992 through September 30, 1993).
 10.11(i) Trust Indenture dated as of September 1, 1992 between Eagle County,
          Colorado, and Colorado National Bank, as Trustee, securing Sports
          Facilities Revenue Refunding Bonds. (Incorporated by reference to
          Exhibit 10.16(h) of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.11(j) First Amendment to Trust Indenture dated as of November 23, 1993 between Eagle County, Colorado and Colorado National Bank, as
          Trustee, securing Sports Facilities Revenue Refunding Bonds.
          (Incorporated by reference to Exhibit 10.17(h) of the report on Form
          10-K of Gillett Holdings, Inc. for the period from October 9, 1992 through September 30, 1993).
 10.11(k) Sports and Housing Facilities Financing Agreement dated as of
          September 1, 1992 between Eagle County, Colorado and Vail Associates,
          Inc. (Incorporated by reference to Exhibit 10.16(i) of the
          Registration Statement on Form S-4 of Gillett Holdings, Inc.
          (Registration No. 33-52854) including all amendments thereon).


 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.11(l) First Amendment to Sports and Housing Facilities Financing Agreement
          and Assignment and Assumption Agreement dated as of November 23, 1993 between Eagle County, Colorado, Vail Associates, Inc. and The Vail
          Corporation. (Incorporated by reference to Exhibit 10.17(j) of the report on Form 10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).
 10.11(m) Sports Facilities Financing Agreement dated as of September 1, 1992 between Eagle County Colorado and Beaver Creek Associates, Inc., with
          Vail Associates, Inc., as Guarantor. (Incorporated by reference to
          Exhibit 10.16(j) of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.11(n) First Amendment to Sports Facilities Financing Agreement and
          Assignment and Assumption Agreement dated as of November 23, 1993 by and among Eagle County, Colorado, Beaver Creek Associates, Inc., Vail
          Associates, Inc., and The Vail Corporation. (Incorporated by
          reference to Exhibit 10.17(l) of the report on Form 10-K of Gillett
          Holdings., Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.11(o) Guaranty dated as of September 1, 1992, by Vail Associates, Inc.
          delivered to Colorado National Bank, as Trustee. (Incorporated by
          reference to Exhibit 10.16(k) of the Registration Statement on Form
          S-4 of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.12(a) Agreement for Purchase and Sale dated as of August 25, 1993 by and among Arrowhead at Vail, Arrowhead Ski Corporation, Arrowhead at Vail
          Properties Corporation, Arrowhead Property Management Company and
          Vail Associates, Inc. (Incorporated by reference to Exhibit 10.19(a)
          of the report on Form 10-K of Gillett Holdings, Inc., for the period from October 9, 1992 through September 30, 1993).
 10.12(b) Amendment to Agreement for Purchase and Sale dated September 8, 1993 by and between Arrowhead at Vail, Arrowhead Ski Corporation,
          Arrowhead at Vail Properties Corporation, Arrowhead Property
          Management Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(b) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.12(c) Second Amendment to Agreement for Purchase and Sale dated September
          22, 1993 by and between Arrowhead at Vail, Arrowhead Ski Corporation,
          Arrowhead at Vail Properties Corporation, Arrowhead Property
          Management Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(c) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.12(d) Third Amendment to Agreement for Purchase and Sale dated November 30,
          1993 by and between Arrowhead at Vail, Arrowhead Ski Corporation,
          Arrowhead at Vail Properties Corporation, Arrowhead Property
          Management Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(d) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.13    1992 Stock Option Plan of Gillett Holdings, Inc. (Incorporated by
          reference to Exhibit 10.20 of the report on form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.14    Agreement to Settle Prospective Litigation and for Sale of Personal
          Property dated May 10, 1993, between the Company, Clifford E. Eley, as Chapter 7 Trustee of the Debtor's Bankruptcy Estate, and George N.
          Gillett, Jr. (Incorporated by reference to Exhibit 10.21 of the report on Form 10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  10.15  Employment Agreement dated April 1, 1994 between Gillett Holdings,
         Inc. and James S. Mandel (Incorporated by reference to Exhibit 10.22 of the report on Form 10-K of Gillett Holdings, Inc. for the year ended September 30, 1994).
  10.16  Employment Agreement dated April 1, 1994 between Vail Associates, Inc.
         and James S. Mandel (Incorporated by reference to Exhibit 10.23 of the report on Form 10-K of Gillett Holdings, Inc. for the year ended
         September 30, 1994).
 *10.17  Employment Agreement dated [      ] between Vail Associates, Inc. and
         Gerald E. Flynn.
 *10.18  Employment Agreement dated [      ] between Vail Associates, Inc. and
         Christopher P. Ryman.
 *10.19  Employment Agreement dated [      ] between Vail Associates, Inc. and
         James P. Thompson.
         Consulting Agreement dated [   ] between Vail Resorts, Inc. and George
 *10.20  N. Gillett, Jr.
  10.21  Employment Agreement dated [   ] between the Company and Adam M. Aron
  10.22  Stock Purchase Agreement Among Vail Resorts, Inc., Ralston Foods,
         Inc., and Ralston Resorts, Inc. dated July 22, 1996. (Incorporated by reference to Exhibit 2.1 of the report on Form 8-K of Vail Resorts,
         Inc. dated July 23, 1996.)
         Annual Report on Form 10-K for the year ended September 30, 1995
  13.1   (Incorporated by reference.)
         Quarterly Report on Form 10-Q for the quarter ended March 31, 1996
  13.2   (Incorporated by reference.)
  13.3   Quarterly Report on Form 10-Q for the quarter ended December 31, 1995
         (Incorporated by reference.)
  16.1   Letter from Ernst & Young LLP regarding change in certifying accountant. (Incorporated by reference to Exhibit 16 of the report on
         Form 8-K of Gillett Holdings, Inc. for the reportable event occurring on October 25, 1994).
  21.1   Subsidiaries of Vail Resorts Inc. (Incorporated by reference to
         Exhibit 21 of the report on Form 10-K of Gillett Holdings, Inc. for the year ended September 30, 1995).
  23.1   Consent of Arthur Andersen LLP.
  23.2   Consent of Ernst & Young LLP.
  23.3   Consent of Price Waterhouse LLP
 *23.4   Consent of Cahill Gordon & Reindel (included in Exhibit 5.1).
  24.1   Powers of Attorney (set forth on the signature page of the
         Registration Statement).
  27.1   Financial Data Schedule.

- --------

 *To be filed by amendment.

**Previously filed.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser. The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN VAIL, COLORADO ON SEPTEMBER 18, 1996.

                                          VAIL RESORTS, INC.

                                             /s/ Adam M. Aron
                                          By: _________________________________

                                            Chairman of the Board and Chief
                                            Executive Officer


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITY INDICATED ON SEPTEMBER 18, 1996.

              SIGNATURE                                   TITLE

       /s/ Adam M. Aron*                  Chairman of the Board and Chief
- -------------------------------------     Executive Officer (Principal Chief
          ADAM M. ARON                    Executive Officer)


      /s/ Andrew P. Daly*                             Director
- -------------------------------------
           ANDREW P. DALY

                                                          Director
       /s/ Leon D. Black*
- -------------------------------------
            LEON D. BLACK

                                                          Director
      /s/ Craig M. Cogut*
- -------------------------------------
           CRAIG M. COGUT

                                                          Director
    /s/ Stephen C. Hilbert*
- -------------------------------------
         STEPHEN C. HILBERT

                                                          Director
      /s/ Robert A. Katz*
- -------------------------------------
           ROBERT A. KATZ

              SIGNATURE                                   TITLE

                                                          Director
       /s/ Thomas H. Lee*
- -------------------------------------
            THOMAS H. LEE

                                                          Director
      /s/ William L. Mack*
- -------------------------------------
           WILLIAM L. MACK

                                                          Director
     /s/ Antony P. Ressler*
- -------------------------------------
          ANTONY P. RESSLER

                                                          Director
       /s/ Marc J. Rowan*
- -------------------------------------
            MARC J. ROWAN

                                                          Director
     /s/ John J. Ryan III*
- -------------------------------------
          JOHN J. RYAN III

                                                          Director
       /s/ John F. Sorte*
- -------------------------------------
            JOHN F. SORTE

                                                          Director
     /s/ Bruce H. Spector*
- -------------------------------------
          BRUCE H. SPECTOR

                                                          Director
      /s/ James S. Tisch*
- -------------------------------------
           JAMES S. TISCH

                                          Senior Vice President, Chief
      /s/ Gerald E. Flynn*                 Accounting Officer and Chief
- -------------------------------------      Financial Officer (Principal
           GERALD E. FLYNN                 Financial Officer)

                                                          Attorney-in-Fact
       /s/ Robert A. Katz
- -------------------------------------

         ROBERT A. KATZ

* By Attorney-in-Fact

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                          DESCRIPTION                        PAGE NUMBER
 -------                        -----------                        ------------
  *1.1    Form of Underwriting Agreement........................
   3.1    Restated Certificate of Incorporation of the Company..
   3.2    Restated By-Laws of the Company.......................
          Opinion of Cahill Gordon & Reindel as to the legality
  *5.1    of the Common Stock...................................
  10.1    Management Agreement by and between Beaver Creek
          Resort Company of Colorado and Vail Associates, Inc.
          (Incorporated by reference to Exhibit 10.1 of the
          Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including
          all amendments thereto.)..............................
  10.2    Forest Service Term Special Use Permit for Beaver
          Creek ski area. (Incorporated by reference to Exhibit
          10.2 of the Registration Statement on Form S-4 of
          Gillett Holdings, Inc. (Registration No. 33-52854)
          including all amendments thereto.)....................
  10.3    Forest Service Special Use Permit for Beaver Creek ski
          area. (Incorporated by reference to Exhibit 10.3 of
          the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including
          all amendments thereto.)..............................
  10.4    Forest Service Unified Permit for Vail ski area.
          (Incorporated by reference to Exhibit 10.4 of the
          Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including
          all amendments thereto.)..............................
 *10.5    Employment Agreement dated [  ] between the Company
          and Andrew P. Daly. ..................................
 *10.6    Employment Agreement dated [   ] between the Company
          and James Kent Myers..................................
  10.7    Joint Liability Agreement by and among Gillett
          Holdings, Inc. and the subsidiaries of Gillett
          Holdings, Inc. (Incorporated by reference to Exhibit
          10.10 of the Registration Statement on Form S-4 of
          Gillett Holdings, Inc. (Registration No. 33-52854)
          including all amendments thereto.)....................
  10.8(a) Management Agreement between Gillett Holdings, Inc.
          and Gillett Group Management, Inc. dated as of the
          Effective Date. (Incorporated by reference to Exhibit
          10.11 of the Registration Statement on Form S-4 of
          Gillett Holdings, Inc. (Registration No. 33-52854)
          including all amendments thereto.)....................
  10.8(b) Amendment to Management Agreement by and among the
          Company and its subsidiaries dated as of November 23,
          1993. (Incorporated by reference to Exhibit 10.12(b)
          of the report on Form 10-K of Gillett Holdings, Inc.
          for the period from October 9, 1992 through September
          30, 1993.)............................................
  10.9(a) Tax Sharing Agreement between Gillett Holdings, Inc.
          dated as of the Effective Date. (Incorporated by
          reference to Exhibit 10.12 of the Registration
          Statement on Form S-4 of Gillett Holdings, Inc.
          (Registration No. 33-52854) including all amendments
          thereto.).............................................
  10.9(b) Amendment to Tax Sharing Agreement by and among the
          Company and its subsidiaries dated as of November 23,
          1993. (Incorporated by reference to Exhibit 10.13(b)
          of the report on Form 10-K of Gillett Holdings, Inc.
          for the period from October 9, 1992 through September
          30, 1993.)............................................

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
    NO.                         DESCRIPTION                        PAGE NUMBER
  -------                       -----------                        ------------
  10.10    Form of Gillett Holdings, Inc. Deferred Compensation
           Agreement for certain GHTV employees. (Incorporated
           by reference to Exhibit 10.13(b) of the Registration
           Statement on Form S-4 of Gillett Holdings, Inc.
           (Registration No. 33-52854) including all amendments
           thereto.)............................................
  10.11(a) Credit Agreement dated as of March 31, 1995 among The
           Vail Corporation, the Banks named therein and
           NationsBank of Texas, N.A., as issuing banks and
           agent. (Incorporated by reference to Exhibit 10.12(a)
           of the report on Form 10-Q of Gillett Holdings, Inc.
           for the quarterly period ended March 31, 1995.)......
  10.11(b) Second Amended and Restated Credit Agreement dated as of March 31, 1995 among The Vail Corporation, the
           banks named therein and NationsBank of Texas, N.A.,
           as issuing banks and agent. (Incorporated by
           reference to Exhibit 10.12(b) of the report on Form
           10-Q of Gillett Holdings, Inc. for the quarterly
           period ended March 31, 1995.)........................
  10.11(c) Pledge Agreement dated as of March 31, 1995 among
           Gillett Holdings, Inc. and NationsBank of Texas, N.A.
           as agent (Incorporated by reference to Exhibit
           10.12(c) of the report on Form 10-Q of Gillett
           Holdings, Inc. for the quarterly period ended March
           31, 1995.)...........................................
  10.11(d) Guaranty dated as of November 23, 1993 by
           subsidiaries named therein for the benefit of
           NationsBank of Texas, N.A., as agent. (Incorporated
           by reference to Exhibit 10.17(b) of the report on
           Form 10-K of Gillett Holdings, Inc. for the period
           from October 9, 1992 through September 30, 1993.)....
  10.11(e) Collateral Agency Agreement dated as of November 23,
           1993 among Vail Associates, Inc., The Vail
           Corporation, Beaver Creek Associates, Inc.
           NationsBank of Texas, N.A., as Collateral agent and
           agent, Colorado National Bank as Beaver Creek
           Indenture Trustee and Vail Indenture Trustee.
           (Incorporated by reference to Exhibit 10.17(c) of the
           report of Form 10-K of Gillett Holdings, Inc. for the
           period from October 9, 1992 through September 30,
           1993.)...............................................
  10.11(f) Pledge Agreement dated as of November 23, 1993 among
           The Vail Corporation, Vail Associates, Inc., Beaver
           Creek Associates, Inc., Vail Associates Real Estate
           Group, Inc., Vail Associates Real Estate, Inc., as
           obligors and NationsBank of Texas, N.A., as
           collateral agent (Incorporated by reference to
           Exhibit 10.17(d) of the report on Form 10-K of
           Gillett Holdings, Inc. for the period from October 9,
           1992 through September 30, 1993.)....................
  10.11(g) Trust Indenture dated as of September 1, 1992 between
           Eagle County, Colorado and Colorado National Bank, as
           Trustee, securing Sports Housing Facilities Revenue
           Refunding Bonds. (Incorporated by reference to
           Exhibit 10.16(g) of the Registration Statement on
           Form S-4 of Gillett Holdings, Inc. (Registration No.
           33-52854) including all amendments thereto.).........
  10.11(h) First Amendment to Trust Indenture dated as of
           November 23, 1993 between Eagle County, Colorado and
           Colorado National Bank, as Trustee, securing Sports
           and Housing Facilities Revenue Refunding Bonds.
           (Incorporated by reference to Exhibit 10.17(f) of the
           report on Form 10-K of Gillett Holdings, Inc. for the
           period from October 9, 1992 through September 30,
           1993.)...............................................
  10.11(i) Trust Indenture dated as of September 1, 1992 between
           Eagle County, Colorado, and Colorado National Bank,
           as Trustee, securing Sports Facilities Revenue
           Refunding Bonds. (Incorporated by reference to
           Exhibit 10.16(h) of the Registration Statement on
           Form S-4 of Gillett Holdings, Inc. (Registration No.
           33-52854) including all amendments thereto.).........

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
    NO.                         DESCRIPTION                        PAGE NUMBER
  -------                       -----------                        ------------
  10.11(j) First Amendment to Trust Indenture dated as of
           November 23, 1993 between Eagle County, Colorado and
           Colorado National Bank, as Trustee, securing Sports
           Facilities Revenue Refunding Bonds. (Incorporated by
           reference to Exhibits 10.17(h) of the report on Form
           10-K of Gillett Holdings, Inc. for the period from
           October 9, 1992 through September 30, 1993.).........
  10.11(k) Sports and Housing Facilities Financing Agreement
           dated as of September 1, 1992 between Eagle County,
           Colorado and Vail Associates, Inc. (Incorporated by
           reference to Exhibit 10.16(i) of the Registration
           Statement on Form S-4 of Gillett Holdings, Inc.
           (Registration No. 33-52854 )including all amendments
           thereto.)............................................
  10.11(l) First Amendment to Sports and Housing Facilities
           Financing Agreement and Assignment and Assumption
           Agreement dated as of November 23, 1993 between Eagle
           County, Colorado, Vail Associates, Inc. and The Vail
           Corporation (Incorporated by reference to Exhibit
           10.17(j) of the report on Form 10-K of Gillett
           Holdings, Inc. for the period from October 9, 1992
           through September 30, 1993.).........................
  10.11(m) Sports Facilities Financing Agreement dated as of
           September 1, 1992 between Eagle County, Colorado and
           Beaver Creek Associates, Inc., with Vail Associates,
           Inc., as Guarantor. (Incorporated by reference to
           Exhibit 10.16(j) of the Registration Statement on
           Form S-4 of Gillett Holdings, Inc. (Registration No.
           33-52854) including all amendments thereto.).........
  10.11(n) First Amendment to Sports Facilities Financing
           Agreement and Assignment and Assumption Agreement
           dated as of November 23, 1993 by and among Eagle
           County, Colorado, Beaver Creek Associates, Inc., Vail
           Associates, Inc., and The Vail Corporation.
           (Incorporated by reference to Exhibit 10.17(l) of the
           report on Form 10-Q of Gillett Holdings., Inc. for
           the period from October 9, 1992 through September 30,
           1993.)...............................................
  10.11(o) Guaranty dated as of September 1, 1992, by Vail
           Associates, Inc. delivered to Colorado National Bank,
           as Trustee. (Incorporated by reference to Exhibit
           10.16(k) of the Registration Statement on Form S-4 of
           Gillett Holdings, Inc. (Registration No. 33-52854)
           including all amendments thereto.)...................
  10.12(a) Agreement for Purchase and Sale dated as of August
           25, 1993 by and among Arrowhead at Vail, Arrowhead
           Ski Corporation, Arrowhead at Vail Properties
           Corporation, Arrowhead Property Management Company
           and Vail Associates, Inc. (Incorporated by reference
           to Exhibit 10.19(a) of the report on Form 10-K of
           Gillett Holdings, Inc., for the period from October
           9, 1992 through September 30, 1993.).................
  10.12(b) Amendment to Agreement for Purchase and Sale dated
           September 8, 1993 by and between Arrowhead at Vail,
           Arrowhead Ski Corporation, Arrowhead at Vail
           Properties Corporation, Arrowhead Property Management
           Company and Vail Associates, Inc. (Incorporated by
           reference to Exhibit 10.19(b) of the report on Form
           10-K of Gillett Holdings, Inc. for the period from
           October 9, 1992 through September 30, 1993.).........
  10.12(c) Second Amendment to Agreement for Purchase and Sale
           dated September 22, 1993 by and between Arrowhead at
           Vail, Arrowhead Ski Corporation, Arrowhead at Vail
           Properties Corporation, Arrowhead Property Management
           Company and Vail Associates, Inc. (Incorporated by
           reference to Exhibit 10.19(c) of the report on Form
           10-K of Gillett Holdings, Inc. for the period from
           October 9, 1992 through September 30, 1993.).........

                                                                   SEQUENTIALLY
  EXHIBIT                                                            NUMBERED
    NO.                         DESCRIPTION                        PAGE NUMBER
  -------                       -----------                        ------------
  10.12(d) Third Amendment to Agreement for Purchase and Sale
           dated November 30, 1993 by and between Arrowhead at
           Vail, Arrowhead Ski Corporation, Arrowhead at Vail
           Properties Corporation, Arrowhead Property Management
           Company and Vail/Associates, Inc. (Incorporated by
           reference to Exhibit 10.19(d) of the report on Form
           10-K of Gillett Holdings, Inc. for the period from
           October 9, 1992 through September 30, 1993.).........
  10.13    1992 Stock Option Plan of Gillett Holdings, Inc.
           (Incorporated by reference to Exhibit 10.20 of the
           report on Form 10-K of Gillett Holdings, Inc. for the
           period from October 9, 1992 through September 30,
           1993.)...............................................
  10.14    Agreement to Settle Prospective Litigation and for
           Sale of Personal Property dated May 10, 1993, between
           the Company, Clifford E. Eley, as Chapter 7 Trustee
           of the Debtor's Bankruptcy Estate, and George N.
           Gillett, Jr. (Incorporated by reference to Exhibit
           10.21 of the report on Form 10-K of Gillett Holdings,
           Inc. for the period from October 9, 1992 through
           September 30, 1993.).................................
  10.15    Employment Agreement dated April 1, 1994 between
           Gillett Holdings, Inc. and James S. Mandel
           (Incorporated by reference to Exhibit 10.22 of the
           report on Form 10-K of Gillett Holdings, Inc. for the
           year ended September 30, 1994.)......................
  10.16    Employment Agreement dated April 1, 1994 between Vail
           Associates, Inc. and James S. Mandel (Incorporated by
           reference to Exhibit 10.23 of the report on Form 10-K
           of Gillett Holdings, Inc. for the year ended
           September 30, 1994.).................................
 *10.17    Employment Agreement dated [      ] between Vail
           Associates, Inc. and Gerald E. Flynn. ...............
 *10.18    Employment Agreement dated [      ] between Vail
           Associates, Inc. and Christopher P. Ryman............
 *10.19    Employment Agreement dated [    ] between Vail
           Associates, Inc. and James P. Thompson...............
 *10.20    Consulting Agreement dated [      ] between Vail
           Resorts, Inc. and George N. Gillett, Jr..............
 *10.21    Employment Agreement dated [      ] between the
           Company and Adam M. Aron.............................
  10.22    Stock Purchase Agreement among Vail Resorts, Inc.,
           Ralston Foods, Inc. and Ralston Resorts, Inc. dated
           July 22, 1996 (incorporated by reference from Exhibit
           21 of the report of Form 8-K of Vail Resorts, Inc.
           dated July 23, 1996.)................................
  13.1     Annual Report on Form 10-K for the year ended
           September 30, 1995 (Incorporated by reference).......
  13.2     Quarterly Report on Form 10-Q for the quarter ended
           March 31, 1996 (Incorporated by reference)...........
  13.3     Quarterly Report on Form 10-Q for the quarter ended
           December 31, 1995 (Incorporated by reference)........
  16.1     Letter from Ernst & Young LLP regarding change in
           certifying accountant. (Incorporated by reference to
           Exhibit 16 of the report on Form 8-K of Gillett
           Holdings, Inc. for the reportable event occurring on
           October 25, 1994.)...................................
  21.1     Subsidiaries of Vail Resorts Inc. (Incorporated by
           reference to Exhibit 21 of the report on Form 10-K of
           Gillett Holdings, Inc. for the year ended September
           30, 1995.)...........................................
  23.1     Consent of Arthur Andersen LLP.......................

- --------

* To be filed by amendment.

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                         PAGE NUMBER
 -------                       -----------                         ------------
  23.2   Consent of Ernst & Young LLP...........................
         Consent of Cahill Gordon & Reindel (included in Exhibit
 *23.3   5.1)...................................................
  23.3   Consent of Price Waterhouse LLP........................
         Powers of Attorney (set forth on the signature page of
  24.4   the Registration Statement) ...........................
  27.1   Financial Data Schedule................................

- --------
* To be filed by amendment.